02030340

4-1-02

CRH

File No. 0-17630

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

Annual Report for Year Ended 31st December 2001
2001 Final Dividend – Scrip Dividend Offer

CRH public limited company
Belgard Castle, Clondalkin,
Dublin 22, Ireland.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-____.

File No. 0-17630

CONTENTS

Annual Report for Year Ended 31st December 2001
2001 Final Dividend – Scrip Dividend Offer

- of -

CRH public limited company

Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 3rd April 2002

By: ______________________
M.P. Lee

Materials Group
Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

CRH

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 3rd April 2002

By: /s/M.P. Lee
M.P. Lee
General Manager – Finance

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you should consult your stockbroker, *solicitor, bank manager, accountant or other professional adviser immediately.*

If you no longer hold any Ordinary Shares in CRH plc, you should consult the stockbroker or other agent through whom the sale or transfer was effected without delay.

Ireland

TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh42@crh.com
WEBSITE
www.crh.com

To the holders of Ordinary Shares and, for information only, to the holders of Preference Shares.

3rd April 2002

SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND OF 16.25 CENT PER SHARE TO BE PAID ON 13th MAY 2002

Dear Shareholder,

The choice of taking New Shares rather than cash is again being offered to Shareholders in respect of the final dividend of 16.25 cent per share to be paid on the Ordinary and Income Shares on 13th May 2002, subject to the approval of the dividend at the Annual General Meeting to be held on 8th May 2002.

The price of one New Share will be €18.68. Accordingly, your entitlement will be one New Share for every 143.692307 Ordinary Shares held where dividend withholding tax applies and for every 114.953846 Ordinary Shares held where the withholding tax does not apply. Details of the calculation of the price of a New Share are set out overleaf under "Basis of Calculation".

The opportunity to receive New Shares instead of a cash dividend enables Shareholders to increase their shareholding in CRH without incurring dealing costs or stamp duty.

The offer is made under the Terms and Conditions of the Scrip Dividend Scheme, as set out in a booklet dated April 2001, which has been sent to all Shareholders. You are advised to consider carefully the Terms and Conditions before making a decision. In particular, your attention is drawn to Section 3 of the booklet which summarises the likely tax consequences. If you require an additional copy of the booklet please contact Capita Corporate Registrars Plc at 01 8102400.

Full details of the options available and the action to be taken are set out in the enclosed Election and Mandate Form or Notice of Entitlement.

Yours faithfully,

P.J. Molloy
Chairman

PARTICULARS OF THE SCRIP DIVIDEND OFFER IN RESPECT OF THE FINAL DIVIDEND FOR THE YEAR ENDED 31st DECEMBER 2001

1. Basis of Calculation

Shareholders on the Register on 15th March 2002, the Record Date, will be entitled to participate in the Scrip Dividend Offer based on their holding of Ordinary Shares at that date.

The entitlement to New Shares has been calculated on the basis of the final dividend of 16.25 cent per Ordinary Share and a value for each New Share of €18.68. The value of a New Share has been calculated by reference to the average of the middle market quotations for the Ordinary Shares as derived from the Irish Stock Exchange Daily Official List for each of the five business days commencing on 13th March 2002, being the day on which the Ordinary Shares were first quoted ex-dividend. The entitlement is one New Share for every 143.692307 Ordinary Shares held where dividend withholding tax applies and for every 114.953846 Ordinary Shares held where the withholding tax does not apply.

Fractions of a New Share will not be allotted. An election to receive New Shares which gives rise to a fractional entitlement will be rounded up to the nearest whole New Share.

The Scrip Dividend Offer is subject to admission, for which application will be made, of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and (b) trading on the London Stock Exchange's market for listed securities. The New Shares will, on issue, rank pari passu in all respects with the existing Ordinary Shares and will be entitled to rank for all subsequent dividends. Such shares may be held in certificated or uncertificated form.

If, in respect of the final dividend, all Shareholders entitled thereto elected to receive New Shares instead of cash, a total of 4,538,464 New Shares would be issued (ignoring any reductions in respect of dividend withholding tax) representing an increase of 0.87% in the Company's existing issued Ordinary Share Capital. If all Shareholders elected to receive cash the amount payable by the Company would be €84,778,517.

2. Mandate Scheme

A Mandate may only be given in respect of all and not part of a Shareholding. Once a Mandate is effected, it will apply to all subsequently acquired Ordinary Shares, including future New Shares acquired, until revoked in accordance with the Terms and Conditions.

Completed Election and Mandate Forms must be received by Capita Corporate Registrars Plc by 12 noon on 26th April 2002 in order to effect a Mandate in respect of future Scrip Dividend Offers.

Shareholders with a Mandate in place will be notified in writing of each Scrip Dividend Offer and will receive a Notice of Entitlement setting out details of their entitlement to New Shares.

A notice of revocation of a Mandate will take effect from date of receipt by Capita Corporate Registrars Plc, save in respect of a particular Scrip Dividend Offer where it is received after the final date for receipt of such for that dividend, in which case it will apply in respect of all subsequent Scrip Dividend Offers. In the case of the 2001 final dividend the latest time and date is 12 noon on 26th April 2002.

3. If you have sold or transferred Ordinary Shares

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 13th March 2002 and those shares are nonetheless included in the number of shares stated in Box A on the Election and Mandate Form or Notice of Entitlement you should immediately consult your stockbroker or other agent through whom the sale or transfer was effected.

4. Timetable of Events

Ordinary Shares quoted ex-dividend	13th March 2002
Record Date for Dividend	15th March 2002
Despatch of this document with Election and Mandate Forms or Notices of Entitlement	3rd April 2002
Latest date for receipt of completed Election and Mandate Forms	26th April 2002
Latest date for receipt of notices of revocation	26th April 2002
Annual General Meeting	8th May 2002
Despatch of dividend warrants in respect of dividends paid on Ordinary Shares	10th May 2002
Despatch of dividend warrants in respect of dividends paid on Income Shares	10th May 2002
Despatch of definitive Share Certificates for New Shares	10th May 2002
Dividend payment date	13th May 2002
CREST accounts credited with New Shares	13th May 2002
Dealings expected to commence in the New Shares	13th May 2002

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 13th March 2002 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker or other agent through whom the sale or transfer was effected immediately.

CRH plc

Registered in Dublin No. 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2.

2001 FINAL DIVIDEND - SCRIP DIVIDEND OFFER

FOR INFORMATION ONLY

Election and Mandate Form or Notice of Entitlement

THE NOTES BELOW EXPLAIN HOW TO DEAL WITH THIS FORM

Box A Registered holding of Ordinary Shares on 15th March 2002	Box B Net cash dividend entitlement * €	Box C Maximum number of New Shares to which you are entitled	Box D Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C	Box E Mark with an "X" to effect a mandate in respect of future dividends

*Net cash dividend entitlement is shown after the deduction of Dividend Withholding Tax, where applicable.

The Chairman's Letter dated 3rd April 2002 (the "Circular") and the Terms and Conditions booklet dated April 2001 should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires.

HOW TO DEAL WITH THIS FORM

1 If the words "Already Mandated" are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of Entitlement and your options are:

(i) **To receive your maximum entitlement to New Shares in respect of the final dividend:** take no action.

or

(ii) **To receive your dividend in cash:** you must revoke the existing mandate in writing. (All joint holders must sign.)

2 If the words "Already Mandated" are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:

(i) **To receive your maximum entitlement to New Shares instead of cash for the final dividend:** sign and date this Form.

or

(ii) **To receive your maximum entitlement to New Shares in respect of the final dividend and under any future Scrip Dividend Offer:** place an "X" in Box E, sign and date this Form.

or

(iii) **To receive a combination of New Shares and cash in respect of the final dividend:** insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form. The final dividend will be paid in cash in respect of the Ordinary/Income Shares on which no election is made.

or

(iv) **To receive your total final dividend in cash:** take no action. Do not return this Form. The final dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii) your completed Form or your notice of revocation, as the case may be, should be sent to Capita Corporate Registrars Plc, in the prepaid envelope provided, so as to arrive no later than **12 noon on 26th April 2002.**

To: The Directors of CRH plc

I/We, being the holder(s), at the close of business on 15th March 2002, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the final dividend for the year ended 31st December 2001, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election.

I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid.

I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

Sign here ONLY if you are the person(s) named above.

(1) Signature: .... (2) Signature: ....

(3) Signature: .... (4) Signature: ....

Dated: Daytime Tel. No. ....
(in case of queries)

Notes: 1. All joint holders must sign.
2. A corporation should affix its common seal or sign under the hand of a duly authorised official who should state his/her capacity.
3. If this Election and Mandate Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this form.

All enquiries regarding this Form should be addressed to Capita Corporate Registrars Plc, P.O. Box 7117, Dublin 2. Tel. (01) 8102400, Fax (01) 8102422

CRH

Annual Report 2001



PERFORMANCE AND GROWTH

An experienced management team

- A healthy mix and depth comprises:
  - owner-entrepreneurs who have joined with their companies
  - internally developed operating managers
  - highly qualified finance and development professionals.
- There is experience at senior level of managing through previous economic cycles.
- Development of talented successors is a priority of all managers.
- Regular formal reviews of management development strategy are carried out by each division.
- Guidance and support is given from the Group Human Resources function.

A remuneration policy that rewards performance

- CRH's market-driven approach is central to attracting, retaining and motivating exceptional managers.
- Performance-related rewards are based on measured targets for creation of shareholder value.
- There is a potential for a high proportion of compensation to be variable.
- Share options are granted to key managers to encourage identification with shareholders' long-term interests.
- Employee share participation and savings-related share option schemes create a community of interest among different regions and nationalities.

A responsible neighbour and employer

- CRH companies conduct business with integrity as socially and environmentally responsible neighbours.
- Our companies contribute to the enrichment of the local communities in which they operate.
- A safe and healthy workplace for employees is a key objective at all Group locations.
- Safety improvement programmes are driven by regular meetings of Safety Best Practice groups.
- The results of safety initiatives are benchmarked against the highest international standards.

Sectoral balance

CRH seeks to maintain a balanced portfolio of products to reduce the effects of varying demand across building and construction sectors.

Product end-use



37%
32%
31%
54%
46%

Residential

Non-residential

Infrastructure

New Construction

Repair, Maintenance and Improvement



Belgium
Netherlands
Germany
Switzerland
Denmark
Sweden
Poland
Finland
Estonia
Latvia
Russia
Ukraine
Israel

Annual volumes

10.6 m tonnes
165.9 m tonnes
37.3 m tonnes
12.3 m cubic metres

4.7 m tonnes
14.9 m tonnes
3.9 m tonnes
2.7 m cubic metres
1.5 m lineal metres
15.4 m square metres

A tried and tested development strategy

- Overall strategic direction is set by the Board:
  - build regional market leadership positions
  - provide exposure to further development opportunities and create horizons for further growth
  - pay fair prices through negotiated deals that meet sellers' needs.
- The strategy is implemented by 14 devolved development teams reporting to senior divisional management.
- Projects are approved subject to strict tiered authorisation limits.
- There is a rigorous approach to evaluation, project approval and subsequent performance review.

A decentralised organisation in a value-adding structure

- Experienced operational management are given a high degree of individual responsibility.
- Local autonomy, within Group guidelines and controls, accommodates national and cultural needs and capitalises on local market knowledge.
- Lean divisional and group centres provide co-ordination and support to local operations.
- The Group's size and structure is leveraged to drive margin improvement and earnings growth.
- Product-based *Best Practice* teams promote performance improvement through the sharing of experience, technologies and ideas.

A focus on measured performance

- Key metrics are understood and consistently applied across the entire Group.
- Financial control is exercised through a rigorous annual budgeting process and prompt monthly reporting.
- Monthly results are vetted by divisional management and critically reviewed at Group headquarters.
- Full year performance is regularly re-forecast under prudent accounting policies.
- *Best Practice* initiatives in production, distribution and administration are benchmarked against quantified targets.

A balanced business

Regional balance

CRH seeks to maintain a balance in its geographic presence to smooth the effects of varying economic conditions

Sales


18%
21%
31%
30%

Trading profit


27%
11%
28%
34%

Americas Materials
Americas Products & Distribution
Europe Materials
Europe Products & Distribution

Geographical and product spread

Number of operations:

	US	Canada	Chile	Argentina	Ireland	UK	Portugal	Spain	France
Primary materials									
Cement					2				
Aggregates	279				72	12		5	
Asphalt and surfacing	248				24	6			
Readymixed concrete	103				54	15		61	
Value-added building products									
Precast concrete products	61	1			4	7		13	22
Concrete blocks, pavers and rooftiles	84	11		1	34	14		16	1
Clay bricks, pavers and tiles	11				1	32			
Insulation products					2	4			
Security gates and fencing						9			2
Glass fabrication and rooflights	27	4	1	1	1	1			
Distribution									
DIY stores							11		
Builders merchants	103								28

[illegible] 1,899 metres. KIBAG AG, a CRH subsidiary extracts gravel from the bed of the lake 140 metres below, processes it onboard and ships it ashore for the Lucerne market.

Contents

CRH's strategic vision is clear and consistent

"to be a leading international building materials group delivering superior performance and growth"

CRH plc, headquartered in Ireland and with operations in 22 countries, operates in three closely related core businesses:

Primary materials

Value-added building products

Specialist building materials distribution

CRH has 47,600 employees at more than 1,500 locations worldwide. The Group is organised on a product basis with four Divisions in Europe and the Americas.

CRH is listed on the Irish and London Stock Exchanges and its ADRs are listed on NASDAQ in the US. CRH has consistently delivered superior long-term growth in total shareholder return, averaging over 21% per annum since the Group was formed in 1970.

Achieving performance and growth

CRH maximises performance from its existing businesses through rigorous attention by experienced local management teams, continuously improving existing operations. These regional platforms generate the profits, cash flow and organisational strength to support an ongoing programme of development.

CRH grows through investing in capacity enhancements, developing new products and markets and through acquiring and growing mid-sized companies. This long-term development strategy is augmented from time to time by larger deals that extend the Group's geographic reach or product range and offer new strategic platforms for future growth.

Pre-tax profit up 15% to €803 million

Earnings per share up 1% to 115.32 cent

Cash earnings per share up 5% to 213.45 cent

FINANCIAL TRENDS 1997-2001

EBITDA*



2001
2000
1999
1998
1997
€1,471m
€m 0 300 600 900 1,200 1,500

Trading profit*



2001
2000
1999
1998
1997
€976m
€m 0 200 400 600 800 1,000

Basic earnings per share*



2001
2000
1999
1998
1997
115.32c
€ cent 0 20 40 60 80 100 120

Cash earnings per share*



2001
2000
1999
1998
1997
213.45c
€ cent 0 50 100 150 200 250

Dividend per share



2001
2000
1999
1998
1997
23.00c
€ cent 0 5 10 15 20 25

* *excluding exceptional items in 1999*

2001 HIGHLIGHTS

	€ million	
Sales	10,444	+18%
Trading profit	976	+10%
Pre-tax profit	803	+15%
Basic earnings per share	115.32c	+ 1%**
Cash earnings per share	213.45c	+ 5%**
Dividend per share	23.00c	+11%**
Dividend cover (times)	4.85	
EBITDA interest cover (times)	8.5	
EBIT interest cover (times)	5.6	

** *percentage changes in per share amounts are based on 2000 figures restated for the bonus element of the 1 for 4 Rights Issue in March 2001*



CRH focuses investment in four key areas: people, market leadership, the environment and technology. Investment in people consists of training and development to provide all employees with a path to progress; a market-based remuneration policy to attract, retain and motivate the right people; and best practice programmes to ensure an efficient, safe and healthy workplace.

Attaining market leadership positions is not just about investing in acquisitions or development projects but being the leading producer with the lowest costs. This is achieved by enhancing existing businesses to support strong organic growth while driving continuous improvement in products and processes.

Environmental investment projects include dust and noise reduction, effluent and

Above: Glen-Gery is the leading clay brick producer in the US northeast and midwest. The company recently installed a US$3.5 million robotic dehacker at its Mid-Atlantic, Pennsylvania plant. This flagship plant produces 92 million bricks per annum in a broad product line. The new dehacker will increase efficiency, reduce the risk of repetitive motion injuries and enhance product quality through improved blending.


BETON

Right: In Poland, Bosta Beton has commissioned a new readymixed concrete plant at Mszczonowska, near the centre of Warsaw. The new plant, seen here taking delivery of bulk cement from Group company Cementownia Ożarów, was commissioned in 2001. The strategic location of the Mszczonowska operation will enable Bosta Beton to further develop its position in the important Warsaw market.

"The process of maintaining superior performance and growth involves continuously investing for the future. In 2001, we invested in a wide range of projects which will contribute to overall profitability in future years and strongly underpin the future development of the Group."

waste minimisation, energy efficiency, use of recycled materials, restoration of worked-out facilities and tree and shrub planting to enhance the local surroundings. Environmental investment programmes help us to be better employers and neighbours within our communities.

Investment in technology enables us to run more efficient plants; to create more effective processes; to develop product innovations; to offer better and more focused service to customers; and to measure and communicate international best practice around the Group.

In 2001, CRH invested in a wide range of projects which will contribute to overall profitability in future years and strongly underpin the future development of the Group.





Above: In 2001, Dycore commissioned a new highly automated factory at Lelystad in the Netherlands to manufacture its newly-developed insulated floor elements. These are highly insulated prestressed units cast in self-compacting concrete, which exceed the strict Dutch regulations for thermal insulation in new houses. Pictured is the first test-pouring with self-compacting concrete.

Left: During 2001, P.J. Keating completed a major upgrade to its crushing facility located at Cranston, Rhode Island. This facility produces 750,000 tonnes of aggregate per year to supply an on-site hot mix asphalt plant, as well as servicing the Rhode Island aggregate market.



Pat Molloy

CHAIRMAN'S STATEMENT

Strong growth in challenging market conditions

Market conditions in CRH's principal markets were less favourable in 2001 than they were in the preceding year. Economic growth in Ireland, Europe and the United States slowed considerably and demand for our products in all markets was adversely affected by the worldwide consequences of the terrorist attacks in New York on 11th September. Despite this, the Group produced another excellent performance in terms of growth, profits and development.

Details of the challenges faced during 2001, and of the performance of the separate divisions, are given in the reviews which follow.

Profitability and earnings

Pre-tax profits increased by 15.2% to €803 million. Earnings per share were 115.32c, compared with 113.79c (restated) in 2000. Cash earnings per share were 213.45c, compared with 204.00c (restated) in 2000. The weighted average number of shares in issue, of course, increased significantly as a consequence of the March 2001 Rights Issue.

In the circumstances, we regard the outcome as very satisfactory and we believe it compares very favourably with the performance of our peer group.

A final dividend of 16.25c per share is being recommended by the Board, which will result in an increase of 10.7% in the total dividend for the year. This is the 18th consecutive year of dividend increase.

Development activity

The year to 31st December, 2001 was another active year in terms of acquisition of new businesses. More than 50 acquisitions were completed, at an overall cost of €1,080 million. The most significant of these transactions were:

- Mount Hope Rock Products, an integrated aggregates, asphalt and paving company operating in the northern New Jersey and New York City markets, acquired in April 2001 at an effective cost of US$144 million
- a 25% stake (together with a call option over a further 25%) in the Mashav Group in Israel, through the provision of equity finance of US$48 million and arranging preference capital (non-recourse to CRH) amounting to a further US$97 million
- Hallett Materials and Des Moines Asphalt, both headquartered in Des Moines, Iowa, for a total consideration of US$75 million.

The acquisition programme consisted, in the main, of small and medium-sized deals, spread across the major regions and product groups. The acquisition of Mount Hope strengthened our market and reserves position in the important New Jersey and New York City markets, while the acquisition of a stake in Mashav represents another step in the Europe Materials Division's strategy to build strong market positions in primary building materials.

We believe that the acquisition programme completed in 2001 will support the Group's overall strategy of enhancing value, providing a sound basis for future growth and maintaining market leadership.

Financing expansion

The Group's strong growth over the past three decades has been financed substantially from internal cash flow, supplemented by occasional equity injections from shareholders.

While cash flow can support a reasonable level of ongoing development activity, the Board decided, in early March 2001, that additional equity by way of a 1 for 4 Rights Issue was desirable to ensure that the Group would not be constrained in taking advantage of attractive acquisition opportunities. The issue was well supported by existing shareholders and the amount of capital raised, net of expenses, was approximately €1.1 billion.

This equity injection will ensure that we are in a position to continue to implement a development strategy which aims to enhance the operational scale and strategic strength of the Group.

Board

Jack Hayes retired from the Board following the Annual General Meeting on 9th May, 2001. Jack made a major contribution to the development of CRH, both as an executive and more recently as a non-executive Director. We are very grateful to him for his contributions and his wise counsel and wish him well in his retirement.

We announced on 28th November, 2001 that, with effect from 1st January, 2002, Tom Hill and John Wittstock would join the Board as executive Directors. Tom, who is Chief Executive Officer of Oldcastle Materials, and John, who is Chief Executive Officer of Oldcastle Products & Distribution,

"The competence and commitment of our management teams and employees are the core strengths of CRH and are reflected in another year of excellent performance in terms of growth, profits and development."

are responsible for the Group's operations in the Americas - major contributors to the performance and growth of the overall Group.

These appointments bring the Board membership to its full complement of 15, comprising nine non-executive and six executive Directors.

Management and staff

The conditions which obtained in 2001 represented particular challenges for management and staff whose competence and commitment are the core strengths of CRH. I am very pleased to acknowledge the contributions of all of our staff to the success of our Group.

While there were many instances where staff performed over and above the call of duty, I am particularly pleased to highlight the part played by our staff in the search and rescue operation following the attacks on the World Trade Center. Staff and equipment from Tilcon New York, Pennsy Supply and Buchanan Marine worked 24-hour shifts to remove debris and provided significant support to the rescue effort.

The quality of over 47,600 employees and their tradition of high achievement will ensure that the CRH Group takes full advantage of the opportunities which present themselves to our various businesses in the year ahead and that we continue to out-perform our competitors.

Corporate governance

The CRH Board and management are committed to achieving the highest standards of corporate governance and ethical business conduct. A detailed statement of CRH compliance with the Principles of Good Governance, as set out in the Combined Code, is given on pages 36 and 37.

Outlook 2002

Management's view of prospects for 2002 is set out in the Chief Executive's review and in the operations reviews. Overall, in uncertain conditions, we look to another year of progress.

[signature]

Below: Staff from Tilcon New York, Buchanan Marine and Pennsy Supply, who volunteered for the rescue efforts at Ground Zero following the attacks of 11th September, together with Pat Molloy and Liam O'Mahony.



"In a difficult year for many of the economies in which we operate, CRH continued to grow. Sales and profits reached new record levels. We broadened our regional spread adding three countries to the Group, with a solid acquisition spend of €1.1 billion on over 50 deals. 2001 was another year of good progress."

Raboni's newest branch at Ivry on the bank of the Seine in the east of Paris supplies craftsmen and jobbers with all their building materials needs.


RABONI
RABONI



Liam O'Mahony

CHIEF EXECUTIVE'S REVIEW

Highlights

In a challenging environment across most markets, the CRH Group made good progress on many fronts in 2001:

- sales up 17.7% to a record €10.4 billion
- profit before tax up 15.2% to a record €803 million
- earnings per share before goodwill amortisation up 2.7% to a record 127.05c, despite an effective weighted increase of 15.3% in the number of shares in issue following the March 2001 Rights Issue which raised €1.1 billion additional equity
- a substantial €1.1 billion acquisition spend on over 50 deals, spread across all product groups and regions.

As always, the strength of CRH lies in the commitment and expertise of our people throughout all areas of our organisation. To the 47,600 members of the CRH team across the world, a very sincere thank you for making this another fine year for our Group.

11th September

The terrible events of 11th September in New York, Pennsylvania and Washington DC shocked the world to its core. Like everybody around the world, we sympathise with those who were caught up in these tragic circumstances. Thankfully, none of our American employees were involved.

With operations on both sides of the Atlantic, we were very proud of the part played by our Americas Materials Division in providing volunteers and equipment to the rescue effort at Ground Zero at the World Trade Center in the immediate aftermath.

2001 operational performance

Once again in 2001, our US markets, on balance, provided a more favourable operating environment than our markets in Europe. Predictions from economists at the beginning of the year that 2001 would be Europe's year were not fulfilled, with economic growth rates faltering as the year progressed. The cautious monetary policy response from the European Central Bank failed to counteract weakening consumer confidence and residential construction activity. In contrast, aggressive interest rate cuts by the US Federal Reserve, both before and after the outrages of 11th September, helped support consumer spending and residential construction activity.

After a strong start to the year in Ireland, our Europe Materials Division had to cope with the second quarter impact of measures to prevent the spread of foot and mouth disease. While still robust, the pace of economic growth in Ireland declined somewhat from the unsustainable rates of prior years, particularly in the second half. Marked volume declines resulted in a sharp decline in profitability in Poland after five years of good growth, while the Finnish market also saw lower demand and profits. These negative effects were more than offset by continued good performance in Spain and the full year impact of Jura's materials operations in Switzerland – these were acquired in November 2000 and performed to expectation.

Our Europe Products & Distribution Division experienced difficult trading conditions, particularly in residential markets. This led to production capacity closures in its French concrete products and German clay products operations at a combined cost of €10 million. Distribution operations, however, were helped by the strength of consumer spending. Overall, profits from this Division were lower than 2000.

Following very strong performances in recent years, the Americas Products & Distribution Division also suffered a reduction despite positive contributions from recent acquisitions. Weakness in non-residential markets, particularly reflecting difficulties in the telecommunications sector and the electrical utility market in California outweighed generally resilient residential activity. This was compounded by the impact of the events of 11th September which led to a further softening in demand only partly compensated for by favourable fourth quarter weather conditions.

These same favourable US weather conditions, extending into early December, prolonged the paving season and enabled our Americas Materials Division to more than offset the earlier major disruption of its operations in the New York metropolitan area following the destruction of the World Trade Center. This good weather rounded off a generally positive year for the Division which enjoyed lower bitumen costs than in 2000. Margins and profits were well up.

This strong finish from the Americas Materials Division, in particular, enabled the Group as a whole to exceed the profit range indicated in our November 2001 trading update statement. More detailed discussion of the performance of the Group's four Divisions are contained in the individual operating reviews.

Development activity

2001 was another busy year on the development front, with the completion of over 50 individual acquisitions. These were spread across all regions and product groups, and represented a continuation of our successful add-on strategy which has stood us in good stead over the years. While there were no major strategic moves, the total acquisition and investment spend of €1.1 billion was the third highest in the Group's history.

The Europe Materials Division continued a series of small bolt-on acquisitions in Finland and Poland building on its existing platforms. In addition, the Division acquired a 25% stake in Mashav, the holding company for Nesher Cement, Israel's sole cement producer. As part of the transaction, CRH secured a call option, exercisable before January 2004, to acquire an additional 25% of Mashav. The investment represents our first move into the growing Middle East building materials market and represents a further step in the Europe Materials Division's strategy to build strong market positions in primary building products in selected European and related markets to the east.

Our Europe Products & Distribution team substantially increased the scale of its insulation activities with the purchase of the leading manufacturer of polyethylene insulation in Germany, and of the leading expanded polystyrene producer in the Nordic countries. 2001 also saw a significant expansion of our DIY activities in the Benelux, through the acquisition of eight Gamma and Karwei stores. In France, we acquired a specialist infrastructural products distributor operating from three locations to the northeast of Paris, as well as a major supplier of precast concrete products to the French utilities sector.

It was another busy year for the Americas Materials Division which completed a total of 16 deals. Its principal acquisition was the purchase in April of Mount Hope Rock Products, an integrated aggregates, asphalt and paving company operating in the northern New Jersey and New York City markets. This was followed in July by our entry into the Iowa market with the acquisition of Hallett Materials, an aggregates producer, and Des Moines Asphalt, central Iowa's leading asphalt paving contractor. 2001 also saw important bolt-on deals which further expanded our existing market positions in Utah, Washington, Michigan, Ohio and Pennsylvania.

Within Americas Products & Distribution, the Architectural Products Group (APG) was the most active on the acquisition front, significantly strengthening its Canadian operations with the buyout of the Permacon minority interest and the purchase of additional homecenter and masonry product manufacturers in the Ontario market. Other APG acquisitions included a leading manufacturer of packaged goods, with a substantial position in the homecenter market operating from seven plants in six southeastern states, and Global Clay Products, the sole producer of clay brick in Illinois and an ideal fit with Glen-Gery's operations. The Precast Group acquired its first significant position in sanitary and storm manhole markets in the northeast with a purchase in Long Island, New York. The Distribution Group acquired the largest distributor of commercial and residential wallboard and related products in New England.



A shareholder who invested the equivalent of €100 in 1970 and reinvested gross dividends would now hold shares worth €37,989 based on the share price as of 31st December, 2001. This represents a 21.1% *compound annual return.*

Total shareholder return 1970-2001


40,000
30,000
20,000
10,000
€100
€37,989
Compound annual return of 21.1%
1970
2001

Our 14 development teams, which support senior local and regional management in seeking value-adding businesses, continue to progress a wide variety of acquisition opportunities and, bolstered by the March 2001 1 for 4 Rights Issue, the Group is well-positioned to take advantage of attractive opportunities as they arise.

Human resources

As the Group continues to expand, we are investing increasing time and resources in developing future leaders at all levels of the organisation. This is done formally and informally in all product groups, directed by senior regional management with support from central Human Resources.

The appointment of the CEOs of our two American Divisions as executive Directors of CRH represents the latest stage in our organisational evolution. The product group organisation has been extremely successful in stimulating acquisition activity, promoting the sharing of best practice, and providing a sound and balanced platform for the overall development of CRH.

People are our key resource, and safety in the workplace is of crucial importance. We continue to actively implement our safety programmes, and with both internal and external benchmarking look for best possible performance in this regard.

The environment

The Group's continued commitment to the environment was further reflected in October 2001 with CRH's election to the *Dow Jones Sustainability Indexes*. This recognised CRH's strong performance in environmental policies, reporting, codes of conduct and achievement. The task for the future is to continue to build on progress to date. We are fully committed to this objective.

Outlook 2002

In last year's Annual Report, I wrote of the then considerable uncertainty as to the direction of world markets. Following the tumultuous events of 2001, uncertainty and caution are again very much the bywords as we look forward to 2002.

In Ireland, the less buoyant overall economy is likely to lead to a decline in private construction activities, offset in part by strong infrastructural spend. UK housing looks likely to remain at last year's relatively low level. The outlook for Mainland Europe is for continued sluggish activity, with modest growth in some markets counterbalanced by the ongoing recession in Germany. Markets in the US held up somewhat better than expected in 2001, and in 2002 continued strength in infrastructure and a forecast second half upturn in the economy may offset some softness in private building, particularly in the non-residential sector.

Overall, 2002 promises to be a particularly challenging environment. We intend to intensify our relentless internal emphasis on cost efficiency, overhead reduction and cash flow generation, which, together with continued success on the development front, should lead to a further year of progress for the Group.



Tilcon New York's Mount Hope facility in Wharton, New Jersey is one of the largest granite quarries in the US. Mount Hope operates 24 hours a day with a 2,300 tph crushing plant, three on-site asphalt plants and a soil remediation plant. Acquired in April 2001, the facility is centrally located to serve the densely populated and heavily travelled northern New Jersey and New York City markets.



Brian Griffin

MATERIALS: EUROPE – operations review

"Our markets in Ireland and Spain and recent acquisitions performed strongly in 2001 delivering overall growth in Divisional sales of 14%, counterbalancing a weaker performance in the developing Polish market and a slowdown in Finland. Having added to our senior management team during the year, we are now well-resourced to further extend the business and accelerate our campaign to add value to the enterprise."

2001 overview

Europe Materials had a satisfactory outcome in a year of some contrasts. Construction markets in Ireland held up well but the hectic growth of the last seven years abated. Activity was strong in Spain and also in our recently acquired Jura Group in Switzerland. In contrast, the Polish economy went into decline severely affecting construction activity; cement consumption fell by 20%. The downturn in the fortunes of the technology industry had an impact in Finland where demand flattened and a more competitive market hit our margins.

Acquisition activity was lower in the Division, with the most significant deal being the purchase in August of a 25% interest in Mashav, the holding company for Nesher Cement, Israel's sole cement producer.

An overall 12% increase in trading profits was achieved reflecting the full year contribution from the Jura Group companies acquired in 2000.

Ireland

After many years of strong growth, construction activity in Ireland was flat in 2001 and showed signs of weakening in the second half of the year. Sales to the residential sector were weaker than in 2000, while road construction work was impacted by delays caused by foot and mouth disease precautions with planned projects falling behind schedule. The public, commercial and industrial sectors held up well, but the latter two showed signs of weakness in the last quarter. Profits were in line with the 2000 result.

The Roadstone-Wood companies expanded primary materials output with plant expansions at eight locations throughout the country and developed two new aggregate locations to supply the Dublin and Galway markets. Downstream product output was increased at a further five locations. A total of €35 million was invested in these and other projects.

Irish Cement achieved record production of clinker at both its Limerick and Platin factories and continued its programme of efficiency investments at both works including new automated laboratory facilities and self-service bulk cement dispatch systems.

Premier Periclase continued to operate in a very difficult refractory materials market, which has been severely affected by the world recession in steel and increasing energy costs.

The Farrans Group in Northern Ireland had another satisfactory year in a highly competitive market and benefited from increased activity in civil engineering and road maintenance. The construction division of Farrans continued its successful involvement in a number of PFI (Private Finance Initiative) contracts. During the year, we acquired Tyrone Brick Limited in Dungannon, the leading clay brick manufacturer in Northern Ireland.

Spain

In Spain, construction activity continued to expand with output up about 5%. The residential market was again the main driver along with strong infrastructural investment. Sales in Beton Catalan increased although margins were held back in a more competitive market.

Results

€ million	2001	2000	% of Group
Sales	**1,861**	1,637	**18%**
Trading profit	**270**	242	**27%**
Average net assets*	**1,556**	1,232	**22%**
EBIT / sales margin	**14.5%**	14.8%	

** including goodwill*

Poland

GDP growth in Poland slowed dramatically over the year and, at about 1.5%, was significantly below that recorded in the previous year. The impact of this downturn in the economy on construction was severe with output declining by over 10%. Residential completions increased, however this was not sufficient to offset the impact of deterioration in government finances, reduction in foreign direct investment and a slowdown in infrastructure and commercial investment. The disproportionate reduction in cement-intensive activities, compounded by a fall-off in new project starts, led to a decline in overall cement consumption of 20%. The impact of lower volumes at our Cementownia Ożarów and Rejowiec plants was partly offset by improved efficiency and pricing. The new kiln at Ożarów continued to perform well with excellent run factor, energy efficiency and operational flexibility.

Our concrete product and aggregate companies were affected by declining volumes in very competitive markets, and margins suffered as a result.

The Group continues to extend its regional coverage throughout Poland by selective investment in concrete products, aggregate and blacktop businesses to build leading positions in key markets.

Finland / Baltics

Economic activity in Finland levelled in 2001 after strong growth since the mid-nineties. The construction market slowed in 2001 following a very busy year in 2000. Housing starts were down by 11% and non-residential construction was down by 5%, offset by increases in warehousing and major industrial projects. Investment in infrastructure was broadly in line with the previous year. Overall output declined by about 5% and profits were lower than in 2000.

Activity in the Baltic region was mixed. St. Petersburg enjoyed strong growth as work on refurbishment gained pace in preparation for the 300th anniversary celebrations in 2003. Lohja Rudus is continuing to expand to meet demand. In Estonia, the market increased, while in Latvia volumes remained flat.

Switzerland

The economy grew by about 2% in 2001. Construction was up about 1.3% with gains in infrastructure and commercial/industrial activity and some decline in farming and housing. Major public infrastructure projects should continue to support the market for our products.

Jura performed well in its first year with CRH and is now fully integrated under a new management structure. Sales and profits were in line with expectations.

Israel

Despite the difficult political climate in the region, Mashav performed to expectations operating from highly efficient facilities.

Outlook 2002

The outlook in Ireland is for some reduction in construction activity particularly in the housing, commercial and industrial sectors although the impact of the 2002 Budget on private housing investment should benefit housing starts. The National Development Plan is gaining momentum with many large infrastructure projects in the construction phase during 2002 generating strong demand for materials.

The medium-term outlook for the Spanish economy is positive, although slightly lower growth rates are anticipated. We expect overall construction output to grow by around 2% in 2002.

In Poland, GDP growth is forecast at 1.5% with inflation below 6%. Very high interest rates, which were a major contributing factor to reduced investment, are now in retreat. Foreign direct investment is expected to increase and continue to impact favourably on the economy. Long-term prospects remain quite positive as Poland continues to make steady progress towards EU membership.

The Finnish construction market is expected to be slower in 2002 offset to some degree by a better performance in the Baltic region.

Strong economic fundamentals with GDP growth of 1.7% forecast and an extensive infrastructure programme in Switzerland will continue to underpin demand for our products in that region.

In an unpredictable political climate, the Israeli economy is forecast to grow by 2-3% during 2002. Planned investment in infrastructure is expected to boost cement consumption by 4%.

With our strengthened senior management team, we are now well-resourced to further extend the business and accelerate our campaign to add value to the enterprise.



Situated on the river Shannon close to Limerick City, Irish Cement operates a modern one million tonnes capacity cement plant.



Talsi pit, located 120 kilometres from Riga, is the largest sand and gravel deposit in Latvia with over 60 million cubic metres of reserves.

Activities	**Annualised production volumes**	**Market leadership positions**
Cement *Finland, Ireland, Israel (25%), Poland, Switzerland, Ukraine*	10.6 million tonnes	No.1 in Finland and Ireland No.2 in Poland No.2 in Switzerland
Aggregates *Estonia, Finland, Ireland, Latvia, Poland, Spain, Switzerland*	62.3 million tonnes	No.1 in Finland and Ireland
Asphalt *Finland, Ireland, Poland*	2.9 million tonnes	No.1 in Ireland
Readymixed concrete *Estonia, Finland, Ireland, Latvia, Poland, Russia, Spain, Switzerland*	7.9 million cubic metres	No.1 in Finland and Ireland
Concrete products *Ireland, Poland, Spain*	4.7 million tonnes	No.1 block and rooftile producer in Ireland
Clay bricks *Ireland*	0.2 million tonnes	No.1 producer

The Materials Division in Europe is a major producer of primary materials and value-added manufactured products operating in 11 countries. In Ireland, CRH is a market leader in cement, aggregates, readymixed concrete and asphalt. In Spain, CRH produces aggregates, readymixed concrete and precast concrete products. In Poland, CRH is a leading low cost cement producer with good market positions. In Finland, CRH is the market leader in cement, aggregates and readymixed concrete. In Switzerland, CRH is a prominent producer of cement, aggregates and readymixed concrete. In total, the Division employs 9,800 people at over 340 locations.

Development strategy

To build and maintain strong market positions in primary building materials and related products through organic growth, greenfield development and acquisitions in selected European markets.

Ireland
- Maintain our position as the lowest cost/best value producer
- Continue to operate to the highest environmental standards

Spain
- Strengthen our existing market positions
- Expand selectively into related products and regional markets

Poland
- Develop a strong national presence in the materials industry

Finland
- Maintain our strong position in cement, aggregates and readymixed concrete
- Expand into other selected product and geographic areas

Switzerland
- Enhance existing positions in cement, aggregates and readymixed concrete
- Acquire new businesses in surrounding regions

Elsewhere
- Build on existing positions in central and eastern Europe
- Selectively acquire materials businesses in other European countries

Product end-use

Infrastructure	31%
Non-residential	36%
Residential	33%
New	80%
RMI	20%



Finland
Estonia
Russia
Latvia
Ireland
Poland
Ukraine
Switzerland
Spain
Israel



Brian Hill

PRODUCTS & DISTRIBUTION: EUROPE – operations review

"Weakness in new housing and office building in 2001 necessitated stringent cost cutting and restructuring. In 2002, we will benefit from the steps already taken to rationalise operations and we look to a strong profit advance. We continue to search for acquisition opportunities across our full range of activities."

2001 overview

In our major markets - the Benelux, Britain, France and Germany - new house building was depressed with completions at historically low levels. Furthermore, the office building sector weakened significantly as the year progressed. These sectors account for roughly 55% of our business. In partial compensation, the repair/maintenance/improvement and infrastructure sectors were firm.

Against this background, Europe Products & Distribution increased sales by 23% to €2.2 billion reflecting the impact of acquisitions. However, trading profits at €105 million were €7 million lower than 2000 after charging €10 million restructuring costs mainly in Germany and recording a €4.2 million loss on disposals (2000: profit €4.9 million), primarily reflecting goodwill written-off on the transfer of our Vebofoam insulation business to the Gefinex Jackon joint venture in which we acquired a 49% stake.

Our acquisition programme continued during 2001. We completed 13 deals in 9 European countries investing a total of €0.2 billion.

Concrete products

In the Netherlands, Dycore, whose products serve the new housing and office building markets, suffered from the weakness in these sectors. Stringent cost reduction measures mitigated the profit impact. Struyk Verwo profits matched the previous year in the competitive concrete paving market.

In Belgium, Schelfhout and Omnidal completed their first full year within CRH. Both traded to expectation. Marlux successfully commissioned its new paver plant near Namur in Wallonia. Continued difficult trading at Marlux's French subsidiary led to the decision to close this plant.

Elsewhere in France, early in the year we bought out the remaining 20% shareholding in Dijon-based Prefaest, which manufactures precast concrete drainage systems and telecommunication vaults. Subsequently, in April, we acquired Béton Moulé Industriel (BMI), a large manufacturer of precast concrete products for the utility sector. Prefaest and BMI have been integrated, expanding CRH's presence in this sector.

In the UK, Forticrete's markets in the concrete masonry and rooftile sectors were subdued. Although satisfactory, profits did not quite match the previous year's record level.

Clay products

In the UK, Ibstock's clay brick deliveries declined by 4% as a result of lower new house building - house completions are now at the lowest level since the Second World War. Ibstock Brick succeeded in offsetting the volume decline by price and efficiency improvements and trading profits were ahead of 2000. Ibstock also commenced a major €9 million project to align its production capacity to reflect trends in market demand with investment at its Ellistown, Leicester, Atlas and Lodge Lane brickworks. The major component of the expenditure relates to conversion of the Ellistown plant from wire-cut to soft mud technology.

Conditions in the continental Europe brick markets were extremely challenging. In the Netherlands, deliveries fell by 2%. The negative impact of lower volumes, and of a major stock reduction programme, was offset by higher gains on disposal of assets, and profits increased. In Germany and Poland, markets were even more difficult

Results

€ million	2001	2000	% of Group
Sales	**2,175**	1,763	**21%**
Trading profit	**105**	112	**11%**
Average net assets*	**1,432**	1,236	**20%**
EBIT / sales margin	**4.8%**	6.4%	

* *including goodwill*

leading to trading losses. To address this, stringent cost cutting measures, including the closure of two brick plants in Germany and a wide-ranging reduction of the workforce in both Germany and Poland, were successfully implemented.

Building products

CRH Fencing & Security (formerly Heras Fencing) had a successful year with both sales and profits ahead of the record levels of 2000. In April, this group acquired VNP bv, a small company engaged in access control systems for industrial and institutional premises. Whilst small, this acquisition exposes us to a high value-added growth sector complementary to the more traditional fencing and security gate business.

CRH Daylight & Ventilation had a challenging year due to the depressed German market where more than 50% of its operations are based. Profits of the German activities were lower; however, the operations in the Benelux, the UK and Ireland showed higher profits than in 2000.

Our Insulation Group had a successful year both operationally and on the development front. In May, we acquired Gefinex, the leading manufacturer of polyethylene insulation products in Germany. Gefinex has a 49% stake in Gefinex Jackon, co-leader in the German extruded polystyrene market. Our legacy Belgian extruded polystyrene business, Vebofoam, was transferred to Gefinex Jackon as part of this deal. In December, we acquired ThermiSol, the leader in expanded polystyrene insulation in the Nordic countries. The CRH Insulation Group is now a €200 million pan-European business with factories in Ireland, the UK, the Benelux, Germany, Poland and the Nordic countries of Denmark, Sweden and Finland. Kimmenade, our Dutch roofing business, had another strong year.

Distribution

Solid advances in sales and profits were recorded by our Distribution businesses and 2001 was an active year on the acquisition front.

Our DIY homecentres achieved record profits in the Netherlands. The integration of the eight stores acquired late in 2000 was completed smoothly. In 2001, seven further stores were acquired in the Netherlands and one in Belgium, bringing our chain to 59 stores in total. Our DIY joint venture in Portugal, Max•Mat, made further progress and reported improved results. Max•Mat opened new stores in Paredes in northern Portugal and Funchal on the island of Madeira bringing the total chain to 11 stores. Further openings are planned in 2002.

The Dutch distribution businesses serving professional customers had mixed fortunes. Kelders Roofing and Bouwmaat did well, whilst Bouwmaterialen, Syntec and Garfield Aluminium profits were down on the previous year.

In France, Matériaux Service and Raboni maintained the excellent profits of the previous year in less buoyant market circumstances. Buscaglia, the specialist civil engineering merchant acquired in May, made a good first-time contribution.

Our merchanting business in Switzerland now trades under the Richner AG brand. Profits improved and are ahead of our expectations when we acquired the business as part of CRH's purchase of the Jura Group in November 2000. Because Richner lacked critical mass in the DIY sector, we sold its two small DIY stores.

GenBud in Poland saw sales decline slightly in a very difficult market. However, excellent margin management and cost control allowed GenBud show a small profit advance.

Outlook 2002

Overall forecasts for the construction industry in our key markets are more sombre now than 12 months ago. The common features across all our European markets are weak new house building numbers and sharply declining new office building, offset by strength in the infrastructure sector and resilience in repair/maintenance/improvement.

Against this backdrop, our operating emphasis in 2002 will be on further efficiency improvement and cost reduction. We will benefit from the steps already taken to rationalise our operations and reduce the workforce, and we will not suffer the once-off restructuring costs and goodwill write-off incurred in 2001. Thus, we look to a strong advance at the trading profit level.

Our development teams continue the search for acquisition opportunities across our full range of activities in Europe. We expect further success in this area in 2002.





Above left: Forticrete's Gemini rooftile won the Queen's Award for Enterprise in 2001 for innovative design, speed of installation and superior environmental protection for the home.

Above right: Shopping centre atrium at Magdeburg, Germany. Natural ventilation, daylight and fire safety glass roof structure supplied and installed by Brakel Aero.

Activities	Annualised production volumes	Market leadership positions
Concrete blocks & pavers *Benelux, UK*	4.0 million tonnes	No.1 decorative patio tiles in Belgium No.1 paving products in the Netherlands No.1 architectural masonry in the UK
Precast concrete products *Benelux, France*	2.0 million tonnes	No.2 precast flooring in the Netherlands No.1 utility precast in France
Clay bricks, pavers & rooftiles *Germany, Netherlands, Poland, UK*	2.5 million tonnes	No.1 clay pavers in Germany No.1 quality facing bricks in the Netherlands No.1 facing bricks in the UK
Fencing & security *Benelux, France, Germany, Poland, UK*	1.5 million lineal metres	No.1 security fencing in Europe
Rooflights & ventilation *Benelux, Germany, Ireland, UK*	1.1 million square metres	No.1 rooflights & ventilation in the Benelux
Insulation products *Benelux, Denmark, Finland, Germany, Ireland, Poland, Sweden, UK*	2.7 million cubic metres	Joint No.1 XPS insulation in Germany No.1 EPS insulation in Ireland Joint No.1 EPS insulation in the UK No.1 EPS insulation in the Nordic region
Builders merchants *France, Netherlands, Poland, Switzerland*	122 branches	No.2 builders merchants in Île-de-France No.1 roofing products in the Netherlands No.3 builders merchants in Switzerland
DIY stores *Belgium, Netherlands, Portugal*	70 stores	Member of leading Dutch DIY chain Joint No.1 DIY in Portugal

Products & Distribution in Europe is organised into three groups of related manufacturing businesses and a distribution group. The manufacturing groups are involved in clay, concrete and other building products. Distribution encompasses builders merchants and "do-it-yourself" stores. The Division operates in 12 European countries with the Benelux, the UK, France, Germany and Switzerland accounting for the bulk of its sales. We seek leadership positions in the markets in which we operate. Products & Distribution has 11,400 employees at over 370 locations.

Development strategy

To build leadership positions in targeted European markets in the manufacture and distribution of building products through organic investment and acquisition.

Concrete products

- Strengthen current positions in the Benelux, France and the UK in architectural, structural and utility sectors
- Reach out to neighbouring regions by acquisition
- Realise efficiency and cost improvement through product development and best practice exchange

Clay products

- Raise profitability through better capacity utilisation, cost efficiencies and continuous improvement
- Consolidate market leadership in the UK; grow positions in the Netherlands and Poland; participate in industry restructuring in Germany

Building products

- Grow security fencing from current strong bases in Germany, Netherlands and the UK into neighbouring regions
- Play active role in the consolidation of the insulation industry in Europe
- Continue integration and product/technology exchange of Daylight & Ventilation Group in the Benelux, Germany, Ireland and the UK

Distribution

- Build further on successful DIY retail chains in the Benelux and Portugal
- Expand merchanting businesses in France, Netherlands and Poland
- Develop further purchasing and IT synergies

Product end-use

Infrastructure	11%
Non-residential	28%
Residential	61%
New	62%
RMI	38%


Finland
Sweden
Denmark
Ireland
UK
Netherlands
Poland
Belgium
Germany
France
Switzerland
Portugal



Tom Hill

"Lower energy costs, improvements from recent acquisitions, an active development programme and an extended construction season all contributed to another year of record profits for the Americas Materials Division in 2001."

2001 overview

The Division had a satisfactory year with strong underlying growth in profitability in addition to another busy development year with 16 acquisitions at a combined cost of €0.45 billion. The largest acquisition completed during the year was the purchase of Mount Hope Rock Products, an aggregate, asphalt and paving company in northern New Jersey. The Materials Division now operates in 25 states with over 440 locations producing 104 million tonnes of aggregates, 34 million tonnes of asphalt and four million cubic metres of readymixed concrete annually.

Energy prices declined from the historical highs set in 2000. Prices declined sharply for both bitumen, a major component of asphalt, and natural gas, used as a burner fuel in the production of asphalt. An unusually warm and dry autumn assisted volumes by extending the normal construction season.

The highway market, accounting for almost two-thirds of our business, is funded primarily by the Federal government and supplemented by state and local sources. TEA-21, which provides Federal funding from 1998-2003, saw significant growth in 2001. State and local funding was mixed with most local sources staying steady, though New York and Washington states both reduced their support for highway spending. Overall, we experienced growth in our highway markets. Private construction markets saw some moderate declines with the northwest and the intermountain west hit especially hard. Both housing and non-residential construction showed surprising strength towards the end of the year.

Sales increased by 17% to €3.2 billion and trading profits rose by 30% to €330 million, resulting in an increase in margin to 10.4%, one percentage point higher than 2000's energy-impacted level.

Northeast

Pike Industries had an excellent year with record sales and trading profits. Strong highway and private markets along with remarkably good autumn weather resulted in buoyant markets in the northern New England states of Vermont, New Hampshire and Maine. In addition, Massachusetts benefited from a return to more normal state spending levels on maintenance as the Boston "Big Dig" project began to wind down. We expect maintenance spending in Massachusetts to continue to improve over the next few years. Rhode Island remained competitive but margins improved as our investment in new crushing and asphalt facilities at our Cranston quarry reduced costs.

Profits at Tilcon Connecticut declined slightly as private markets softened, due to higher unemployment and declining consumer confidence. Public markets were steady.

Tilcon New York had an outstanding year with profits more than doubling due both to significant underlying improvement and the impact of acquisitions. Lower energy costs, solid markets and an improved performance at Dell/Millington all contributed to the increase in profits. Results were impacted somewhat by the aftermath of 11th September as traffic on the river system was shut down, suspending our waterborne aggregate deliveries for over a week. The acquisition of Mount Hope Rock Products, based 25 miles west of New York City at their flagship quarry (producing in excess of four million tonnes of aggregates per annum), exceeded expectations and its

Results

€ million	2001	2000	% of Group
Sales	**3,168**	2,712	**30%**
Trading profit	**330**	254	**34%**
Average net assets*	**2,575**	1,870	**37%**
EBIT / sales margin	**10.4%**	9.4%	

* *including goodwill*

management and operations have been an excellent fit with Tilcon New York. The market in the New York metropolitan area remains buoyant but large state budget deficits in both New York and New Jersey present some risk going forward.

Tilcon New York responded quickly to the terrorist attack of 11th September providing over 100 volunteer employees on the site the next day along with mobile equipment to help with the removal of cars and other rubble. We thank these employees for their courageous efforts.

In upstate New York, both Callanan, based in Albany, and Dolomite, acquired in 2000 and based in Rochester, experienced profit growth as they benefited from lower energy prices while also concentrating on reducing other costs.

Central

The Central region encompasses our Mid-Atlantic operations in Pennsylvania and Delaware, Thompson-McCully in Michigan, and Shelly in Ohio and West Virginia. Mid-Atlantic's results were in line with last year. Strong performances by Pennsy in Harrisburg, Pennsylvania and Tilcon in Delaware were offset in part by reduced profits at Slusser due to losses on some highway projects.

Thompson-McCully had a much improved year as lower energy costs and a rapid recovery of highway market share by asphalt from concrete resulted in higher volumes and margins. Additional investment in our bitumen storage facilities in Michigan will enable us to take further advantage of lower seasonal prices for this key component of asphalt production. Klett Construction in western Michigan, acquired in February, surpassed expectations.

Despite a flat highway market in Ohio and a much reduced highway programme in West Virginia, Shelly's profits rose due to lower energy costs, management action to reduce overheads and the positive impact of recent acquisitions. In particular, Northern Ohio Paving, in northeastern Ohio, had an excellent year. In July, we acquired a 50% stake in the Heritage Group's dolomitic limestone quarry near Toledo, Ohio and entered into a bitumen supply relationship with Heritage.

West

Utah continues to be competitive, but moderate energy costs and the contribution from acquisitions resulted in profit growth. Short-term results from the integration of the aggregate assets acquired in April in Salt Lake City did not meet initial targets. Management remains optimistic however, especially at the key Beck Street location where we are combining adjacent quarry operations, and expect to achieve improvements in 2002. Our readymixed concrete operations in Utah, boosted by the new plants acquired in May, performed well in a declining private construction market. We expect further improvements as the ongoing integration of these acquisitions yields operational efficiencies and synergies. Colorado was once again mixed and management has taken strong action to improve these operations. Idaho and Wyoming had better results, despite a difficult year in eastern Wyoming. Our operations in South Dakota produced another year of solid returns.

In August, we ventured into a new state/region and acquired both Hallett Materials and Des Moines Asphalt, based in Iowa. These companies are a strategic fit for each other and have exceeded expectations.

CPM in eastern Washington and northern Idaho had another excellent year in a softer market. The Central Washington Concrete addition met our expectations. Icon in Seattle continues to improve. The immediate outlook for Washington state is poor, with the private construction market contracting as the aerospace and technology sectors, both large local employers, continue to suffer. In addition, the state has been unable to pass a highway programme, curtailing the paving market in the region.

Outlook 2002

The events of 11th September have added a large degree of uncertainty to the outlook for 2002. Both residential and non-residential construction are likely to contract. Highway spending should remain constant with higher Federal TEA-21 funding offset by lower state contributions.

Overall, we expect a flat to slightly declining market. Internal initiatives and continued development should result in continued profit growth in 2002.





A recipient of the National Asphalt Pavement Association's Diamond Achievement Award, this 350 tph Callanan plant is a major producer of recycled asphalt mixes at East Kingston, NY.

Waycor, in the Western region, was the sole supplier of construction materials on the rebuilding of the "Big-I" in Albuquerque, New Mexico. This is the largest single highway project ever awarded in New Mexico and will cost US$270 million, using 127,000 cubic metres of concrete and 900,000 tonnes of aggregates.

Activities	Annualised production volumes	Market leadership positions
Aggregates *US*	103.6 million tonnes	No.4 national producer
Asphalt *US*	34.4 million tonnes	No.1 national producer
Readymixed concrete *US*	4.2 million cubic metres	Top 15 in the US

The Americas Materials Division operates in 25 states in the US, organised into Northeast, Central and Western regions. CRH is the number four aggregate producer, with leading market positions in the northeastern and western states. CRH remains the number one asphalt producer in the US producing more than 34 million tonnes of asphalt at over 240 locations. Readymixed concrete operations are in the top 15 in the US, spread throughout the west and in Pennsylvania, Connecticut and New York in the northeast. The Division employs 12,000 people at over 440 locations.



Washington
Oregon
Idaho
Wyoming
South Dakota
Nevada
Utah
Colorado
Nebraska
Iowa
New Mexico
Michigan
Ohio
West Virginia
Virginia
Pennsylvania
New York
Vermont
Maine
New Hampshire
Massachusetts
Rhode Island
Connecticut
New Jersey
Delaware

Development strategy

To grow and improve our existing strong market positions, and continue excellent environmental and safety records, while looking for new growth regions in the Americas.

Northeast

- Grow through acquisitions that bolt-on to our existing strong materials assets in large markets
- Improve existing operations through best practices

Central

- Continued vertical integration of our operations in Michigan, Ohio and West Virginia through selective materials acquisitions
- Integrate purchasing of key raw materials

West

- Steady market growth with strategic bolt-on acquisitions
- Expand in Iowa gaining a vertically integrated market position with aggregate and asphalt operations
- Leveraging synergies in strongest markets, ensuring most effective operation

Product end-use

Infrastructure	65%
Non-residential	20%
Residential	15%
New	30%
RMI	70%



John Wittstock

"We had a solid year in a slowing US economy and in the aftermath of the 11th September tragedy. Sales increased 17% and despite some unforeseen market disruptions in the Precast Group, profits for the Division almost matched the record level of last year. While current forecasts indicate a construction decline in the US, given our favourable product/market balance, we expect another year of progress in 2002, bolstered by internal improvement initiatives and prudent development."

2001 overview

The economic environment in 2001 was impacted by a number of key factors:

- a recession in the manufacturing sector dating from mid-2000
- a substantial increase in unemployment with increases posted in at least eight months
- peaking of overall construction activity but continuation of a strong housing market
- eleven interest rate reductions by the Federal Reserve
- the tragic events of 11th September affecting an already fragile economy and reduced consumer confidence.

Additionally, the Argentine economy continued in a deep recession that ultimately led to the collapse of the national government, default on the country's debt and devaluation of the Peso.

Despite these challenging circumstances, the Division was able to achieve a sales increase of 17% while trading profits declined only 3% from the very strong performance last year. Discussions of each of the product groups follow and highlight the key achievements and challenges during the year.

Architectural Products Group

The Architectural Products Group (APG), with 142 locations in 32 states and two Canadian provinces, achieved growth in sales while operating profits were broadly in line with 2000. It is the leading North American producer of concrete masonry, lawn, garden and paving products and a regional leader in clay brick. Cementitious dry mixes and lightweight aggregate are also important product lines.

Results for APG's construction-oriented product lines were generally favourable with modest gains in both sales and profits. Belgard®, the group's professional hardscapes business, achieved strong increases in sales and profitability while growth in its lawn and garden products business was slowed by poor weather in the spring period. Commissioning costs at greenfield plants in the first half of the year detracted from APG performance. Clay brick producer Glen-Gery performed well but higher natural gas prices resulted in lower profits on similar sales to the prior year. Westile, the concrete rooftile business, significantly improved its profit performance on stronger sales.

Development activity in 2001 included seven acquisitions and the buyout of the remaining 35% of Permacon, at a total cost of €185 million. Adams Products expanded through the purchase of three block plants from Unicon in the Carolinas. Permacon acquired four masonry plants in Ontario and completed a major upgrade of its Bolton, Ontario paver plant. The Keystone Group, formerly Best Block South, was added securing an exclusive license to manufacture proprietary Keystone® retaining walls in the southeast enhancing our marketing capabilities in this fast-growing product segment and region.

The acquisition of Décor Precast strengthened our homecenter base in Ontario, New York and Michigan. In December, Glen-Gery purchased Global Clay Products, a state-of-the-art clay brick plant close to the large Chicago market. W.R. Bonsal, with seven dry-mix plants in the southeast, was acquired towards year-end. It holds the exclusive license to produce the widely recognised Sakrete® dry mixes in six southeastern states. With American Stone Mix, the Sakrete® licensee in the northeast and midwest, and its other dry-mix operations, APG is now a leading producer in this large product segment.

Precast Group

The Precast Group produces precast, prestressed and polymer concrete and concrete pipe. It is a national leader with 64 production plants in 24 states and eastern Canada.

While Precast achieved record sales this year due to full year contributions

Results

€ million	2001	2000	% of Group
Sales	**3,240**	2,758	**31%**
Trading profit	**271**	280	**28%**
Average net assets*	**1,458**	1,145	**21%**
EBIT / sales margin	**8.4%**	10.2%	

** including goodwill*

from 2000 acquisitions, it experienced difficult trading in a generally soft market. Key issues were a recession in the telecommunications industry; a crisis in the energy sector in California affecting local utilities; weak markets in Utah, Nevada and Tennessee; and delays in New York projects after 11th September. Strong performances in a number of locations were not enough to offset these shortfalls and profits were substantially below the record levels in 2000.

Two bolt-on acquisitions were made in 2001. A production facility in Toccoa, Georgia was purchased to provide additional capacity in Georgia and the Carolinas. At mid-year, we purchased two production locations on Long Island, New York, which supply utility precast products to the important markets of New York City and the Long Island area.

Four major plant expansions were undertaken during the year. Spancrete's South Bethlehem, New York, plant was modernised doubling its hollow core plank production capacity. Ramsey, Minnesota's capacity was tripled through installation of a new batch plant. Eastern Prestressed added a new batch plant, overhead cranes and casting beds at its facility in Hatfield, Pennsylvania. Finally, a new precast plant was constructed near Raleigh, North Carolina.

The Precast Group is implementing a modern ERP software system which will provide a strong platform for future growth.

Glass Group

With 39 locations in 20 states and three Canadian provinces, the Glass Group is North America's leading custom fabricator of architectural glass products for residential and non-residential building. It had another strong year of growth in sales and trading profits with the successful integration of Hoffer's and Laminated Glass Corporation, acquired late in 2000. Both met performance expectations while contributing significant synergies.

Significant 2001 capital expenditures provided the group with capacity and advanced technology for low-cost manufacturing. Seven computer-controlled fabrication centers, two high-speed tempering furnaces, three automatic insulating-glass manufacturing lines and three automated glass-cutting lines were added.

Construction of a new glass fabrication facility in Battle Ground, Washington, consolidating two glass operations previously housed in leased facilities, was completed during the year. Through expansion projects in Florida and Georgia, the Glass Group substantially increased its capacity to satisfy rapidly growing demand for hurricane-resistant glass.

A rationalisation programme resulted in the closure of two glass fabrication operations in North Carolina and California and a residential window business in Texas.

Distribution Group

Sales and margin growth were key features in a year of progress for Oldcastle's distribution arm, Allied Building Products, and led to improved results.

Allied is a specialist distributor of roofing and siding products to residential and commercial applications with an emphasis on replacement projects. It has 103 branches in 27 states. In major metropolitan areas, principally New York and Boston, it also distributes gypsum board and acoustical tile and grid to commercial/office refurbishment projects. A small but growing segment is involved in the sale of waterproofing and related products to highway and general civil construction in addition to traditional roofing customers.

Allied's activities are mainly in the northern tier states of the US with a major presence in New York/New Jersey and a growing presence in cities throughout the western states. Distribution, generally, is highly people dependent. Significant staff development occurred in 2001 resulting in a stronger team and organisation structure.

Considerable progress was made internally during 2001 with improvement in margins through marketing initiatives and benefits from information technology. This continues to be a top priority. On the development front, Allied's emphasis is on opportunities in densely populated markets. In 2001, we acquired United Builders Supply, the largest distributor of commercial and residential wallboard in New England.

South America

Despite the difficult economic conditions in Argentina and a significant fall in rooftile volumes, Canteras Cerro Negro performed relatively well as a result of increased share of its domestic floor and wall tile market, strong cost management, and a growing export business. Conversely, Superglass had a very difficult year due to the macroeconomic situation and the integration of new product lines, which position it very well when economic conditions improve. Overall results in Argentina were down.

Our investment in Chile through Vidrios Dell Orto performed as expected and delivered improved profits. The company installed a new computer system and made good progress in its *Best Practices* programme.

Outlook 2002

Current forecasts reflect a modest decline in US construction with perhaps more weakness in the non-residential sector than housing. The outlook for Canada is much the same. Argentina is expected to remain a volatile environment. Despite this backdrop, we expect 2002 to be a year of further progress due to our product and geographic balance, continued focus on productivity, selective reinvestment in existing businesses and prudent acquisitions.



Sprint's 200-acre World HQ campus in Kansas City incorporated 7.5 million facing bricks from three different Glen-Gery plants.



This prestige residence in Tucson, Arizona features products from three Architectural Products Group companies: roofing from Westile, antique interlocking pavers from Superlite and architectural detailing from Concrete Designs.

Activities	Annualised production volumes	Market leadership positions
Lightweight aggregates *US*	0.9 million tonnes	No.1 in US
Precast concrete products *Canada, US*	2.3 million tonnes	No.1 in US
Concrete masonry, pavers, rooftiles *Canada, US*	6.2 million tonnes	No.1 masonry and paving in US No.1 paving in Canada
Clay bricks, pavers, tiles *Argentina, US*	1.2 million tonnes	No.1 brick producer in northeast US No.1 rooftiles in Argentina No.3 wall and floor tiles in Argentina
Glass fabrication *Canada, Chile, US*	14.3 million square metres	No.1 custom tempered glass fabricator in US
Roofing, siding and related products *US*	103 branches	No.3 distributor

The Products & Distribution Division in the Americas operates mainly in the United States with a growing presence in Canada. The Division comprises four product groups – Precast, Architectural Products, Glass and Distribution – each with leading local and national market positions. In South America, the Division is a major producer of clay products in Argentina and has glass tempering businesses in Argentina and Chile. The Division employs 14,400 people in over 350 locations.



British Columbia
Alberta
Ontario
Quebec
Washington
Maine
North Dakota
Minnesota
Montana
Vermont
New Hampshire
Oregon
Wisconsin
Massachusetts
Rhode Island
Connecticut
New York
Idaho
South Dakota
Michigan
Pennsylvania
New Jersey
Iowa
Ohio
Delaware
Maryland
Nevada
Illinois
Indiana
West Virginia
Virginia
Utah
Colorado
Kansas
Missouri
Kentucky
California
North Carolina
Tennesee
New Mexico
Oklahoma
South Carolina
Arizona
Georgia
Alabama
Texas
Louisiana
Florida
Chile
Argentina

Development strategy

To consolidate and expand from existing strong positions ensuring balanced growth across products and regions, focusing on capturing size, IT and best practice benefits; building profitable, safe, environmentally responsible businesses with key strategic advantages.

Architectural Products

- Integrate and develop the clay bricks and paver businesses
- Grow with and serve homecenter expansion with a growing array of garden and patio products
- Increased penetration of professional landscape market through the Belgard® product line

Distribution

- Leverage IT investment and infrastructure to continue improving the existing business
- Acquire opportunistically to in-fill regionally, leading to national coverage

Glass

- Edge expansion through new products, services and regions
- Manage industry trends through cost control, organic growth and better customer service

Precast

- In-fill geographic coverage through acquisition or greenfield
- Pursue new product and new region opportunities

South America

- Continued focus on cost control and market initiatives in a difficult economic cycle
- Explore export opportunities to augment domestic markets

Product end-use

Infrastructure	15%
Non-residential	40%
Residential	45%
New	58%
RMI	42%



Harry Sheridan

FINANCE REVIEW

Results

The good growth in sales of 17.7%, in trading profits of 10% and in pre-tax profits of 15.2% has been highlighted elsewhere in the Annual Report. The key components of 2001 performance are analysed in Table 1 below.

Exchange translation effects

The average 2001 euro exchange rate was 3% weaker versus the US Dollar than in 2000 resulting in a net positive profit before tax translation impact of €12 million. The profit and loss impact of other currency movements during 2001 was not significant.

Incremental impact of acquisitions

The incremental 2001 EBITA effect of acquisitions completed during 2000 principally reflects a positive contribution from the Jura Group in Switzerland, acquired at end-November 2000, and from Glass Group deals in the United States, partly offset by the first-time inclusion of winter losses from The Shelly Group (acquired February 2000) and Dolomite (acquired June 2000). This, combined with higher full year goodwill amortisation and financing costs, resulted in a negative impact of €6 million at the profit before tax level arising from acquisitions made in 2000.

The impact of acquisitions completed during 2001 principally reflects strong acquisition activity in our Americas Materials and Architectural Products activities. Results from joint ventures include an initial five-month contribution from our 25% investment in the Mashav Group, which owns Nesher Cement, Israel's sole cement producer.

Benefits of share issues

The incremental interest income benefits arising from the €345 million share placing in September 2000 and the income arising on the March 2001 Rights Issue proceeds amounted to €50 million.

Ongoing operations

For the first time since 1992, ongoing operations suffered a decline at the trading profit level with increases in Ireland, Britain and the Americas more than offset by a decline in Mainland Europe reflecting difficult trading exacerbated by exceptional write-downs of €10 million in our German clay products and French concrete products operations. Lower interest rates combined with the benefits of our strong free cash flow resulted in a positive finance cost impact from ongoing operations.

The strong growth in earnings and cash earnings per share and net dividend over a five and ten-year period are highlighted in Table 2.

Financial indicators

Some key financial indicators which, taken together, are a measure of performance and financial strength, are set out in Table 3.

Lower interest rates combined with the benefits of the 1 for 4 March 2001 Rights Issue resulted in a significant improvement in interest cover measures despite a continued strong acquisition spend. The Group regards interest cover based ratios as more meaningful measures of financial capacity than the ratio of debt to shareholders' funds as they match the earnings and cash generated by a business to the underlying funding costs.

The reduction in return on average capital employed compared with 2000 reflects the

Table 1 Key components of 2001 performance

€ million	2000	Exchange translation effects	Incremental effect in 2001 of acquisitions & investments completed during 2000	2001	Benefits of share issues	Profit on disposals	Closure costs	Ongoing	2001
Sales	8,870	182	801	481	–	–	–	110	10,444
EBITA	931	20	42	64	–	3	(10)	(15)	1,035
Goodwill amortisation	(43)	(1)	(10)	(5)	–	–	–	–	(59)
Trading profit	888	19	32	59	–	3	(10)	(15)	976
Finance costs	(191)	(7)	(38)	(24)	50	–	–	37	(173)
Profit before tax	697	12	(6)	35	50	3	(10)	22	803
Change		2%	(1%)	5%	7%	–	(1%)	3%	15%

challenging trading conditions experienced during 2001. The underlying trend reflects the impact of the larger acquisitions of recent years, which have slightly diluted overall returns on total average capital employed.

Return on average equity in 2001 was also affected by the tougher trading conditions and by higher average equity levels post the March Rights Issue which, as anticipated, resulted in lower utilisation of the Group's debt capacity. A continuation of the strong level of acquisition activity delivered in recent years should naturally lead to the increased use of the Group's debt capacity.

Cash generation

Cash earnings per share increased by 5% in 2001, and the strong cash generation characteristics of the Group combined with the net proceeds of approximately €1.1 billion from the Rights Issue enabled us to spend a total of €1.5 billion on acquisitions, investments and capital projects while delivering a €0.7 billion decrease in net debt. Table 4 on page 28 summarises CRH's cash flows for 2001 and 2000.

The €1.1 billion acquisitions and investments spend for 2001 reflects the completion of over 50 deals across the Group's operations.

The increased depreciation and amortisation charge reflects the impact of acquisitions completed in 2000 and 2001.

Proceeds from share issues principally reflect the March 2001 Rights Issue, which raised approximately €1.1 billion (net of expenses), augmented by issues under Group share option, share participation and scrip dividend schemes.

As part of the financing of our 25% investment in Mashav, preference shares in a subsidiary company were issued on a non-recourse basis to a financial institution. These shares are accounted for as a minority interest.

Control of working capital levels remained a key priority across our operations once again resulting in a modest outflow despite the increasing scale of the Group's operations and the very favourable US weather conditions in November and December which resulted in seasonally higher year-end working capital levels than would normally be the case.

Against an evolving difficult market background, the Group moved during 2001 to defer all non-essential capital projects. Thus, while capital expenditure increased in absolute terms, there was a relative decline. Capital expenditure of €452 million represented 4.4% of sales (2000: 4.9%) and amounted to 1.04 times depreciation (2000: 1.22 times).

The decrease in tax payments primarily reflects timing issues and lower taxable profits in Finland and Poland.

Exchange rate movements between end-2000 and end-2001 increased the euro amount of net foreign currency debt by €74 million principally due to the 4% devaluation of the euro against the US Dollar.

Share price

The Company's Ordinary Shares traded in the range €14.45 to €21.95 during 2001. The year-end share price was €19.83 (2000: €18.05 restated for the bonus element of the March 2001 Rights Issue). Shareholders recorded a gross return of 11% (dividends and capital appreciation) during 2001 following a negative return of 6% in 2000 and positive returns of 47% in 1999, 43% in 1998 and 37% in 1997.

Table 2 Compound average growth rates

	5 year	10 year
Sales	26%	21%
Earnings per share	19%	19%
Cash earnings per share	24%	18%
Net dividend	14%	12%

Table 3 Key financial indicators

	2001	2000	1999
Interest cover* - EBITDA basis (times)	8.5	6.7	10.1
Interest cover* - EBIT basis (times)	5.6	4.6	7.2
Debt to shareholders' funds ratio	39.7	83.8	73.9
Debt to year-end market capitalisation ratio	18.3	31.9	19.9
Tax rate	27.0	27.8	26.6
Return on average capital employed**	14.0	16.3	17.5
Return on average equity**	12.8	16.6	18.3

Note: 1999 figures exclude exceptional items

* *interest cover based on EBITDA, EBIT and interest excluding share of joint ventures*

** *these returns are calculated after charging goodwill amortisation*

CRH is one of eight building materials companies included in the FTSE Eurotop 300, a market capitalisation weighted index of Europe's largest 300 companies. At year-end 2001, CRH's market capitalisation of €10.3 billion (2000: €8.2 billion) placed it among the top four building materials companies worldwide.

Financial risk management

The Group uses financial instruments throughout its businesses: *borrowings, cash and liquid resources* are used to finance the Group's operations; *trade debtors and creditors* arise directly from operations; and *derivatives*, principally interest rate and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and to achieve the desired currency profile of borrowings. The Group does not trade in financial instruments.

Liquid resources

The Group finished the year in a very strong financial position.

The Group holds significant cash balances which are invested on a short-term basis. At year-end 2001, 98% of the Group's cash, short-term deposits and liquid resources had a maturity of six months or less.

In addition, at year-end 2001, 96% of the Group's gross debt was drawn under committed term facilities, 89% of which mature after more than one year, and the Group held €181 million of undrawn committed facilities which had an average maturity of three years.

Interest and currency management

The Group's policy is to fix interest rates on a proportion of the Group's medium to long-term net debt exposure in individual currencies. In recent years, the Group's target has been to fix interest rates on approximately 50% of Group net debt. At the end of 2001, 65% of the Group's net debt was at interest rates which were fixed for an average period of 4.9 years. US Dollars accounted for approximately 60% of net debt at the end of 2001 and 64% of the US Dollar component of net debt was at fixed rates.

CRH's activities are conducted principally in the local currency of the country of operation. The primary foreign exchange risk arises from the fluctuating value of the Group's net investment in different currencies. The Group's policy has been to spread the Group's net worth across the currencies of the different operations and thereby to reduce exposure to any one currency. We believe that this is an appropriate policy for an international Group with international shareholders.

The bulk of the Group's net worth is denominated in the world's two largest currencies – the US Dollar and the euro – which together accounted for 87% of the Group's net worth at end-2001.

The weakening of the euro during 2001 resulted in a positive €84 million currency translation effect on shareholders' funds, mainly arising on US Dollar net assets. This positive effect is stated net of the €74 million adverse translation impact on net foreign currency debt already referred to above and a further €23 million arising from the devaluation of the Argentine Peso as a result of the end of US$/Peso convertibility in December 2001.

Note 20 to the financial statements provides a detailed breakdown of debt and capital employed by currency.

Interest and currency sensitivity

The Group monitors its exposure to changes in interest and exchange rates by estimating the impact of possible changes on reported profit before tax and net worth. The Group accepts interest rate and currency risk as part of the overall risks of operating in different economies and seeks to manage these risks by following the policies set out above.

We estimate that the maximum effect of a rise of one percentage point in one of the principal interest rates to which the Group is exposed, without making any allowance for the potential impact of such a rise on exchange rates, would be a reduction in profit before tax for 2001 of less than one per cent.

A strengthening of the euro by 10% against all the other currencies the Group operates in would, when reported in euro, reduce the Group's year-end 2001 net worth by an estimated €286 million and year-end 2001 net debt by €175 million.

Summary

Once again the Group has demonstrated its ability to deliver a strong level of free cash flow and an active acquisition programme across its four product divisions. Supported by comfortable EBITDA interest cover of 8.5 times (2000: 6.7 times) and a balanced mix of fixed and floating rate debt and currency net worth, CRH is ideally positioned to avail of the development opportunities generated by its development teams worldwide.

Table 4 Cash flow

€ million	2001	2000
Inflows		
Profit before tax	803	697
Depreciation	436	352
Goodwill amortisation	59	43
Disposals	89	41
Share issues	1,108	378
Issue of preference shares in subsidiary to minority	109	–
	2,604	1,511
Outflows		
Working capital	(61)	(75)
Capital expenditure	(452)	(430)
Acquisitions & investments	(1,080)	(1,605)
Dividends	(103)	(82)
Tax paid	(79)	(140)
Other	(29)	(23)
	(1,804)	(2,355)
Net inflow/(outflow)	800	(844)
Translation adjustment	(74)	(107)
Decrease/(increase) in net debt	726	(951)

In July 2001, Roadstone Dublin successfully completed the 270,000 tonnes porous asphalt surfacing contract for the Southern Cross Route Motorway in Dublin.



"We in CRH are committed to the highest standards of environmental responsibility at every one of our 1,500 operating locations. In 2001, we again achieved significant progress on those increasingly challenging objectives."

The CRH Environmental Policy

The CRH Environmental Policy requires our location managers to comply with all applicable environmental legislation, to continuously improve in line with best industry environmental practice, to optimise our use of energy and resources, and to be good neighbours in every community in which we operate.

Policy implementation

Environmental stewardship is embedded in the daily line management of all our activities, with environmental responsibility continuing right up to Board level. In parallel, an internal network of Environmental Liaison Officers (ELOs) provides regular technical support to line management on universally intensifying legislative demands. Each year, these ELOs assist the Group Technical Advisor in internally reviewing environmental performance throughout the Group and the results are reported to the Board.

Our compliance record

The year 2001 review again confirmed a very high degree of compliance right across our 1,500 locations. Of the few minor non-compliances noted, most were of an administrative nature only, and all have been or are being proactively resolved to the full satisfaction of the respective permitting authorities. All acquisitions during 2001 were, as always, subjected to systematic due diligence, and were subsequently integrated into the ELO review structure. These review processes ensure our continuing excellence in environmental stewardship. Over 200 of our locations, mainly in Northern Ireland, Britain and Finland, have additionally achieved ISO14001 certification, and this number is anticipated to increase in the years ahead.

Continuously improving

A record €37 million was expended on a myriad of small and large environmental upgradings during 2001, which clearly demonstrates our ongoing commitment to continuous environmental improvement. These plant upgrades related to specific investments to minimise emissions to air and water, and to minimise or eliminate noise and waste, introducing more environmentally friendly processes and products, moving us to best industry practice in all those areas. Other investments in greenfield and rebuilt facilities inherently also brought associated significant environmental improvements.

Energy efficiency improvements

The Group continues to invest in energy efficiency improvements. Over the last decade, where economically and technically feasible, our cement plants have made significant gains in energy efficiency and in reductions of CO_2 emissions per tonne of cement. Our seawater magnesia, lime, lightweight aggregates and clay brick plants have also, in parallel, made considerable strides. We will continue, where practicable, to improve energy efficiency and reduce the overall Group emission of "Greenhouse Gases" per tonne of product in line with best industry practice.

Optimising our resources

We recycled 3.2 million tonnes of used road materials into our asphalt products, recycled 5.3 million tonnes of demolition waste, and used 6.3 million tonnes of fly-ash and slag in our processes and products, thus responsibly re-using nearly 15 million tonnes of secondary materials that would otherwise have been landfilled. We significantly reduced primary energy demand through carefully increasing the use of alternative fuels in our cement kilns and recycled oil in asphalt plants where specifically permitted, again with significant commercial and environmental benefit.

Our sustainability performance

We restored or landscaped another 750 hectares (1,850 acres) of worked-out quarries and pits and planted another 493,000 trees, demonstrating our ongoing commitment to longer-term sustainability. We also carefully tend several sites designated for their unique biodiversities; many of our quarries are favoured habitats for birds and wildlife, some of which might otherwise be endangered.

Community involvement

We have a progressive policy of facilitating requests for location visits from neighbours, students and interested stakeholders, particularly at our larger Materials locations in both Europe and in the US. This, together with continuing support for innumerable local community initiatives, maintains good relationships with our neighbours and continues to yield positive results.



The Dow Jones Sustainability Indexes
CRH was elected to one of the leading sustainability indicators, the Dow Jones Sustainability Indexes, in October 2001. The assessment of CRH was:

"CRH has an excellent overall sustainability performance compared to the industry average, and is clearly positioned among the best in the industry. In the economic dimension, CRH scored above the industry average with a good performance in codes of conduct. CRH's management capabilities in the environmental dimension are very strong compared to the industry. It performed well in terms of environmental reporting and policies. In addition, CRH's performance in the social dimension is outstanding compared to its industry, especially in stakeholder involvement and remuneration."

Some environmental highlights from around the CRH Group:

Ireland Roadstone Provinces' Ballyknockane plant received an ERMCO (European Ready Mixed Concrete Organisation) Environmental Award at its recent Berlin Congress.

Northern Ireland R.J. Maxwell, Farrans Construction and Scotts were rated to be in the top quintile of environmental performers by the Arena Business Network.

Britain Forticrete's Gemini rooftile won the Queen's Award for Enterprise for innovative design, speed of installation and better environmental protection for the home. Forticrete launched its Ecotile®, Ecoslate® and Ecowall® products with guaranteed superior environmental qualities. Ibstock published its third Environmental Report in accordance with UK Government Guidelines, and brought to 11 the total number of its plants with ISO14001 status.

Belgium and Germany Gefinex Jackon converted its two XPS (Extruded Polystyrene) plants from HCFCs to benign blowing agents ahead of the industry in accordance with the Montreal Protocol.

Poland The new kiln at Cementownia Ożarów, besides having one of the largest throughputs in Western Europe, also achieves leading-edge energy efficiency and environmental performance. The many recent acquisitions in stone, readymixed concrete and precast businesses have been characterised by extensive plant modernisation programmes.

Finland The Lohja Rudus Ruoholahti plant in Finland received an ERMCO Environmental Award. Lohja Rudus has now also achieved ISO14001 certification at 155 plants.

Switzerland Two of the Jura quarries received awards from the Swiss Aggregates Association for preservation of biodiversity at its gravel pits.

Israel Nesher Cement received a highly coveted Award for Environmental Achievement from the United Nations Environmental Program and International Chamber of Commerce.

United States The Architectural Products Group supplied one million Adams "Greenline" blocks made of 50% recycled material to the largest Environmental Protection Agency (EPA) building in the southeastern US, meeting the EPA's strict guidelines for a more "conservation-minded approach to construction".
The Precast Group continued to innovate to complement its range of environmentally-driven products, most recently with precast bridges which allow fast-track construction without damaging sensitive streams.
The Materials Group won a record 70 top industry awards, 25 of which were made by NSSGA (National Stone, Sand and Gravel Association), and 45 by NAPA (National Asphalt Pavement Association). Pike Industries won 28 of these awards, the New York State Group won five, the Mid-Atlantic Group won five, Tilcon Connecticut won nine, Tilcon New York won 12, The Shelly Group won two, Thompson-McCully won three, Des Moines won two and the Northwest Group won four. Many also received State Awards and other significant local recognitions.

Argentina The clay rooftile and accessories plant at Olavarría, designed and built by Cerro Negro itself, is ranked among world leaders in terms of firing time and flexibility of operation.

Opposite page: Restored gravel pit operated by Central Pre-Mix in Yakima, Washington, USA.

Below left: Ibstock Brick Leicester, UK, an Environment Technology Best Practice winner, provides an excellent example of a worked-out clay pit being restored to a wildlife habitat.

Below centre: Matti Lehtola of Envimetria, carrying out routine water quality surveillance at a Lohja Rudus gravel pit in Porvoo, Finland.

Below: This precast concrete arch bridge from Oldcastle Precast's Rehoboth facility allowed fast-track construction while preserving the tranquillity of Buck Horn's Brook in rustic Rhode Island, USA.







Structured for performance and growth

The decentralised structure of CRH, which gives local management a high degree of individual responsibility and operational autonomy, underpins our future growth. This allows us to maintain a lean corporate centre, which provides overall support in areas such as IT, human resources, technical management, financial control and strategic direction.

CRH people

CRH has a unique blend of people coming primarily from three distinct streams:

- owner-entrepreneurs who chose to remain with us post acquisition. This group has earned a reputation for questioning the status quo and helps to spread a "can do" attitude throughout the organisation
- grassroots managers whose career opportunities have been enhanced by being part of a growing CRH
- highly skilled development professionals who often get the opportunity to take up line management positions after their initial contribution in the business development teams.

This unique blend of skills and personalities produces a culture that has been the hallmark of CRH since its foundation. We seek to maintain a vibrant and entrepreneurial approach to business throughout the Group.

Leadership development

We continue to focus on the development of tomorrow's generation of leaders and to instil in them the necessary drive and ambition to achieve the Group's performance and growth targets in the years ahead.

In the selection process, we seek out people with integrity, leadership potential and a willingness to learn.

Throughout their careers we help them build on their personal attributes. Their ability is constantly tested by challenging roles and increasing responsibility, supported by individual development plans and mentoring.

A track record of outstanding performance is a prerequisite for progress. Leaders are expected to play a large part in managing their own career development in order to obtain the necessary breadth and depth of functional experience and industry knowledge as they progress towards more senior roles.

A learning organisation

We have a commitment to creating the environment which supports individual and organisational learning. Appropriate reward and recognition systems underpin this process. Developing the competencies for performance and growth of individual operating companies remains the responsibility of each business unit. Local training initiatives have been supplemented by leadership development programmes for junior managers at divisional/regional level and for more experienced managers with identified leadership potential on a CRH-wide basis:

- the CRH Management Development Programme focuses on experienced functional managers with the potential to grow into Managing Director/ President positions in one of our operating companies or to an equivalent specialist role
- the CRH Young Managers Programme is run at divisional level and focuses on



Participants attending the 2002 CRH Management Development Programme.


Career
Opportunities

Targeting future leaders at the 15th AIESEC Graduates Careers Fair in Dublin.

"Our focus on growing future leaders lays the foundation for the continued performance and growth of CRH. Identifying, recruiting and developing the best available talent remains a key priority. Leadership development and succession planning are an integral part of every manager's responsibility."

graduates with long-term potential and two to five years' experience in the Group.

Both programmes draw on the experience of an international faculty and receive significant input from senior management before, during and after the course. One of the most effective means of developing people for leadership positions is to provide opportunities for individuals to take on a wide range of responsibilities throughout their careers. This form of learning remains a key element of individual development plans throughout the organisation.

Health and safety

All CRH managers are required to comply with health and safety legislation and to be proactive in continuously improving towards and beyond best industry practice. The provision of safe and healthy work places for all CRH employees is of paramount importance. Safety performance is benchmarked against industry peers; many of our companies again won top industry safety awards in 2001. A very high priority is placed on regular safety training and sharing of best practice in and between all Group companies. We also require every CRH employee and subcontractor to work safely at all times, taking the safety of colleagues, neighbours and the wider environment into account.

Maximising the organisation's performance

The formation of Best Practice/Continuous Improvement groups throughout the organisation has played an essential role in identifying, promoting and applying as widely as possible the ideas and innovations that have made individual businesses in the Group successful. These groups are active in all regions and product groups and are actively supported by the central organisation. The introduction of the Group Intranet in early 2001 has helped to increase the effectiveness of many best practice initiatives.

Responsibilities

CRH plc and its subsidiary and associated companies are committed to being ethical and responsible members of the business communities in which they operate. All directors, officers, employees, agents and representatives are bound by the Group's Code of Business Conduct. We are committed to being fair employers, ensuring equal opportunities and the absence of discrimination.

In 2001, CRH companies throughout Europe participated in local measures to prevent the spread of foot and mouth disease following the initial outbreak in sheep, cattle and pigs in the United Kingdom. These measures included the cancellation in March of our annual management conference in Dublin.

Business and the community

We have a long track record of supporting educational, environmental and other initiatives in the communities in which we work. We have consistently adopted a low-key approach to these activities, but the dramatic events of 11th September, 2001 drew many of our people in the New York area into the rescue efforts in a very practical way. The wider response throughout the CRH organisation in the United States resulted in the collection of over US$400,000 by employees, customers and suppliers. This amount was matched by the Group and was donated to a number of specific charities.


SCHOOLS
CHURCHES
HOMES
BUSINESSES
ROAD

Addressing public misunderstanding of the quarrying industry is the goal of "Rocks Build our World", a new community outreach programme initiated by the Jack B. Parson Companies in Utah. Through visits to schools in the area, and tours of the various company facilities, the aim is to educate children on the value of quarry products and how they benefit everyone in their daily lives.

BOARD OF DIRECTORS

B.T. Alexander*

Barbara Alexander became a non-executive Director in 1999. A US citizen, she had a long career as a leading building sector analyst and investment banker. She retired as a Managing Director of UBS Warburg, New York in 1999 and is currently a Senior Advisor with that organisation. She is a director of Centex Corporation, Homestore.com, Inc., an Executive Fellow of the Joint Center for Housing Studies at Harvard University, a past Chairman of the Board of Directors of that group and a member of that Board's Executive Committee. (Aged 53).

D. Dey*

David Dey became a non-executive Director in 1995. After a long career with IBM Corporation, he served as Managing Director of a division of Plessey PLC and subsequently as Managing Director of a major subsidiary of BT PLC. He was also a main board director of both companies. He is Chairman of TfB Group Limited and a director of Scottish Amicable plc. (Aged 64).

D. Godson* BE, MIE, FIEI

Don Godson joined CRH as Development Manager in 1968 having worked with a number of leading US, UK and Irish companies. He moved to the US in 1977 to set up a Group presence there and became Chief Executive of US operations in 1978. He joined the CRH Board in 1980 and was appointed Group Chief Executive in 1994, a position he held until the end of 1999. He is Chairman of Project Management Limited and is also a director of Allied Irish Banks plc and the Graduate School of Business UCD. (Aged 62).

B.E. Griffin BSc
Managing Director,
CRH Europe Materials

Brian Griffin joined CRH in 1969. Before joining the Group he worked in the engineering and mining industries in the UK and Africa. He has held a number of senior management positions within the Group, including Managing Director of Irish Cement Limited. He was appointed Managing Director of CRH Ireland in 1994, joined the CRH Board in 1996 and was appointed to his current position in 1998. (Aged 59).

B.G. Hill BE, CEng, FIMechE, MEngSc, MBA
Group Managing Director,
CRH Europe Products & Distribution

Brian Hill joined CRH in 1971 and has worked in senior management positions in Ireland, the UK and Mainland Europe. He became a CRH Board Director in 1990 and was appointed to his current position in 1998. Based in the Netherlands, he is responsible for managing and developing the Group's products and distribution businesses throughout Europe. (Aged 57).

T.W. Hill BA, MBA
Chief Executive Officer,
Oldcastle Materials

Tom Hill joined CRH in 1980. He was appointed President of Oldcastle Materials, Inc. in 1991 and became its Chief Executive Officer in January 2000. A US citizen, he is responsible for the Group's US aggregates, asphalt and readymixed concrete operations. He was appointed a CRH Board Director with effect from 1st January, 2002. (Aged 45).

D.M. Kennedy* MSc

David Kennedy became a non-executive Director in 1989. He is a director of a number of companies in Ireland and overseas, including Trans World Airlines Inc., Jurys Doyle Hotel Group plc, Bon Secours Health System Limited and Chairman of Drury Communications Ltd, Lifetime Assurance and New Ireland Holdings plc. He was formerly Chief Executive of Aer Lingus plc. (Aged 63).

H.E. Kilroy*

Howard Kilroy became a non-executive Director in 1995. He is a director of Jefferson Smurfit Group plc, Smurfit-Stone Container Corporation and Arnotts plc. (Aged 65).

K. McGowan*

Kieran McGowan became a non-executive Director in 1998. He retired as Chief Executive of IDA Ireland in December 1998. He is a director of a number of companies including Elan Corporation plc, Enterprise Ireland and Irish Life & Permanent plc. (Aged 58).

P.J. Molloy*
Chairman

Pat Molloy became Chairman of CRH in 2000 having been a non-executive Director since 1997. He is Chairman of Bristol and West plc, the Blackrock Clinic and Enterprise Ireland. He retired as Group Chief Executive of Bank of Ireland in January 1998. (Aged 63).

A. O'Brien* FCMA, FCIS

Tony O'Brien became a non-executive Director in 1992. He is Chairman of Cantrell & Cochrane Group Ltd. He was formerly Chairman of Anglo Irish Bank Corporation plc and is a past President of The Irish Business and Employers Confederation. (Aged 65).

W.I. O'Mahony BE, BL, MBA, FIEI
Chief Executive

Liam O'Mahony joined CRH in 1971, prior to which he worked as a civil engineer in Ireland and the UK. He has held senior management positions including Chief Operating Officer of US operations and Managing Director, Republic of Ireland and UK Group companies. He joined the CRH Board in 1992, was appointed Chief Executive, Oldcastle, Inc. in November 1994 and was appointed Group Chief Executive with effect from 1st January, 2000. (Aged 55).

W.P. Roef*

Wil Roef became a non-executive Director in 1995. A Dutch national, he is a former Chief Executive Officer of Desseaux nv and a former member of the management board of DLW ag in Germany. He has served on the Supervisory Board of CRH Nederland bv since 1990. (Aged 64).

H.P. Sheridan BComm, MBA, FCA
Finance Director

Harry Sheridan joined CRH in 1967. Prior to this he worked in the motor industry and in a professional accountancy practice. He held various senior management positions in the financial area of the Group and was appointed Finance Director in 1987. He is a former President of the MBA Association. He is Chairman of Gartmore Irish Growth Fund PLC and a director of The Irish Stock Exchange Limited. (Aged 58).

J.L. Wittstock BBA, CPA, MBA
Chief Executive Officer,
Oldcastle Products & Distribution

John Wittstock joined CRH in 1990 with the acquisition of HGP Industries. Prior to joining HGP, he worked in the brewing and food industries. He became Chief Executive Officer of Oldcastle Products & Distribution in January 2000. A US citizen, he is responsible for the Group's precast, architectural products, glass and distribution operations in the Americas. He was appointed a CRH Board Director with effect from 1st January, 2002. (Aged 52).

*Non-executive





Board Committees

Acquisitions
P.J. Molloy, Chairman,
D. Dey, D. Godson,
D.M. Kennedy, K. McGowan,
W.I. O'Mahony, H.P. Sheridan

Audit
K. McGowan, Chairman,
D. Dey, D. Godson,
D.M. Kennedy, H.E. Kilroy

Finance
P.J. Molloy, Chairman,
A. O'Brien, W.I. O'Mahony,
H.P. Sheridan

Nomination
P.J. Molloy, Chairman,
B.T. Alexander, H.E. Kilroy,
A. O'Brien, W.I. O'Mahony,
W.P. Roef

Remuneration
P.J. Molloy, Chairman,
B.T. Alexander, H.E. Kilroy,
A. O'Brien, W.P. Roef

Senior independent Director
A. O'Brien



Picture - left to right:
Harry Sheridan, Wil Roef, Kieran McGowan, David Dey, Brian Hill, Pat Molloy, Don Godson, Barbara Alexander, David Kennedy, Tony O'Brien, Brian Griffin, Liam O'Mahony, Howard Kilroy.
Inset: left: John Wittstock, right: Tom Hill.

The Directors are committed to maintaining the highest standards of corporate governance and this statement describes how CRH applies the Principles of Good Governance set out in the Combined Code, derived by the Committee on Corporate Governance from the Committee's Final Report and from the Cadbury and Greenbury Reports.

Board composition

It is the practice of CRH that a majority of the Board comprises non-executive Directors and that the Chairman be non-executive. At present, there are six executive and nine non-executive Directors. One non-executive Director is a former executive of the Company - see biographical details on page 34. All of the Directors bring independent judgement to bear on issues of strategy, performance, resources, key appointments and standards. The Board meets regularly throughout the year and all Directors have full and timely access to the information necessary to enable them to discharge their duties. There is a formal schedule of matters reserved to the Board for consideration and decision but other matters are delegated to Board Committees. Membership of the Committees is set out on page 35.

The *Acquisitions Committee* has the power to approve acquisitions and capital expenditure projects within limits agreed by the Board.

The *Audit Committee*, which comprises only non-executive Directors, meets a minimum of five times per year. Its brief is to review the interim and annual financial statements, internal control matters and the scope and effectiveness of internal and external audit. The Finance Director and Internal Audit Director normally attend meetings of the Committee, while the external auditors attend as required and have direct access to the Committee Chairman at all times.

The *Finance Committee* advises on financial and accounting policies and practices.

The *Nomination Committee* advises the Board on all Board appointments.

The *Remuneration Committee*, which consists solely of non-executive Directors, determines the Group's policy on executive remuneration and considers and approves salaries and other terms of the remuneration package for the executive Directors.

Senior independent Director Mr. A. O'Brien succeeded Mr. D.M. Kennedy as the senior independent Director with effect from 27th February, 2002.

Directors' remuneration

The Board's report on Directors' remuneration is set out on pages 40 to 45.

Communications with shareholders

Communications with shareholders are given high priority and there is a regular dialogue with institutional shareholders, as well as presentations at the time of the release of the annual and interim results. The Company's website, www.crh.com, provides the full text of the Annual and Interim Reports, the Form 20-F, which is filed annually with the US Securities and Exchange Commission, and copies of presentations to analysts and investors. News releases are made available, in the pressroom section of the website, immediately after release to the Stock Exchanges.

The Company's Annual General Meeting affords individual shareholders the opportunity to question the Chairman and the Board. In addition, the Company responds throughout the year to numerous letters from shareholders on a wide range of issues.

Internal control

The Directors have overall responsibility for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Directors confirm that the Group's ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull guidance (*Internal Control: Guidance for Directors on the Combined Code*, published in September 1999). The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is regularly reviewed by the Board.

Group management has responsibility for major strategic development and financing decisions. Responsibility for operational issues is devolved, subject to limits of authority, to product group and operating company management. Management at all levels is responsible for internal control over the respective business functions that have been delegated. This embedding of the system of internal control throughout the Group's operations ensures that the organisation is capable of responding quickly to evolving business risks, and that significant internal control issues, should they arise, are reported promptly to appropriate levels of management.

The Board receives, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the Group are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. In addition, the Audit Committee meets with internal auditors on a regular basis and satisfies itself as to the adequacy of the Group's internal control system. The Audit Committee also meets with and receives reports from the external auditors. The Chairman of the Audit Committee reports to the Board on all significant issues considered by the Committee and the minutes of its meetings are circulated to all Directors.

The Directors confirm that they have conducted an annual review of the effectiveness of the system of internal control up to and including the date of approval of the financial statements. This had regard to the processes for identifying the principal business risks facing the Group, the methods of managing those risks, the controls that are in place to contain them and the procedures to monitor them.

Going concern

After making enquiries, the Directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Compliance

The Directors confirm that the Company has complied throughout the accounting period with all of the provisions of the Combined Code.

The Directors submit their report and financial statements for the year ended 31st December, 2001.

Financial statements and dividends

Group turnover at €10,444 million was 17.7% higher than in 2000. Group profit on ordinary activities before taxation amounted to €803 million, an increase of €106 million (15.2%) on the previous year. Group profit after taxation increased by 16.5%. Basic earnings per share amounted to 115.32 cent compared with 113.79 cent (restated for the bonus effect of the March 2001 Rights Issue) in the previous year, an increase of 1.3%.

An interim dividend of 6.75 cent (restated 2000 : 6.10 cent) per share was paid in November 2001. It is proposed to pay a final dividend of 16.25 cent per share on 13th May, 2002 to shareholders registered at close of business on 15th March, 2002. The total dividend of 23.00 cent compares with a restated dividend of 20.77 cent in 2000, an increase of 10.7%. Shareholders will have the option of receiving new shares in lieu of cash dividends.

The retained profit for the year amounted to €462 million.

The financial statements for the year ended 31st December, 2001 are set out in detail on pages 48 to 78.

Books and records

The Directors are responsible for ensuring that proper books and accounting records, as outlined in Section 202 of the Companies Act 1990, are kept by the Company. The Directors have appointed appropriate accounting personnel, including a professionally qualified Finance Director, in order to ensure that those requirements are complied with.

The books and accounting records of the Company are maintained at the principal executive offices located at Belgard Castle, Clondalkin, Dublin 22.

Business review

The total spend of €1.1 billion on business expansion in 2001 was the third highest in the Group's history. In all over 50 acquisitions were completed. The most significant of these deals were *Mount Hope Rock Products*, an integrated aggregates, asphalt and paving company operating in the northern New Jersey and New York City markets, *Hallett Materials* and *Des Moines Asphalt*, both headquartered in Des Moines, Iowa, and a 25% stake (together with a call option over a further 25%) in the *Mashav Group* in Israel.

Outlook 2002

In Ireland, the less buoyant overall economy is likely to lead to a decline in private construction activities, partly offset by strong infrastructural spend. UK housing looks likely to remain at last year's relatively low level. The outlook for Mainland Europe is for continued sluggish activity, with modest growth in some markets counterbalanced by the ongoing recession in Germany. Markets in the US held up somewhat better than expected in 2001, and in 2002 continued strength in infrastructure and a forecast second half upturn in the economy may offset some softness in private building, particularly the non-residential sector.

Overall, 2002 promises to be a particularly challenging environment. We intend to intensify our relentless internal emphasis on cost efficiency, overhead reduction and cash flow generation, which, together with continued success on the development front, should lead to a further year of progress for the Group.

Disapplication of pre-emption rights

A special resolution will be proposed at the Annual General Meeting to renew the Directors' authority to disapply statutory pre-emption rights in relation to allotments of shares for cash. In respect of allotments other than for rights issues to ordinary shareholders and employees' share schemes, the authority is limited to Ordinary/Income Shares having a nominal value of €8,864,000, representing 5% approximately of the issued Ordinary/Income share capital at 4th March, 2002. This authority will expire at the conclusion of the Annual General Meeting in 2003.

Board of Directors

Mr. J.J. Hayes retired from the Board on 9th May, 2001.

Mr. B.G. Hill, Mr. K. McGowan, Mr. A. O'Brien and Mr. W.P. Roef retire from the Board by rotation and, being eligible, offer themselves for re-election.

Mr. T.W. Hill and Mr. J.L. Wittstock were appointed to the Board with effect from 1st January, 2002. In accordance with the provisions of Article 109, they retire and, being eligible, offer themselves for re-election.

Articles of Association

Resolution 6 to be proposed at the Annual General Meeting seeks shareholders' approval for certain changes to the Articles of Association.

The amendments contained in paragraphs (a), (b) and (c) of Resolution 6 provide for electronic communication between the Company and shareholders, in accordance with the Electronic Commerce Act, 2000 and any subsequent legislation.

The addition of Article 132(b)(v) will cancel elections made by shareholders to receive dividends on their holding of Income

Shares instead of their Ordinary Shares. The Income Shares were created in 1988 and are issued with and tied to the Ordinary Shares. This arrangement afforded shareholders the opportunity to receive dividends with different tax credits. As the 1998 Finance Act abolished the system of tax credits, these dividend elections are no longer relevant. Dividends paid after 8th May, 2002 will be paid on the Ordinary Shares only.

Article 134(b)(ii) deals with the calculation of the price of shares allotted under the Group's scrip dividend scheme. Under the original provision, it was intended that the price would be calculated over a period of five days, commencing on the ex-dividend date and ending on the record date. With the introduction of the system of three-day rolling settlement, the gap between ex-dividend and record dates has been reduced by two days. The proposed change reflects this reduction.

Corporate governance

Statements by the Directors in relation to the Company's appliance of corporate governance principles, compliance with the Combined Code, the Group's system of internal controls and the adoption of the going concern basis in the preparation of the financial statements are set out on pages 36 and 37.

The report on Directors' remuneration is set out on pages 40 to 45.

Former Chairman

Reference was made in the 1999 Directors' report to official enquiries in Ireland into the affairs of Ansbacher (Cayman) Limited, a company in respect of which the late J.D. Traynor, a former non-executive Chairman of CRH plc between 1987 and 1994, was for a period non-executive Chairman.

It is anticipated that a report arising from such enquiries will be published in the next few months.

Substantial holdings

As at 4th March, 2002 the Company had received notification of the following interests in its Ordinary share capital:

Name	Holding	%
Bank of Ireland Nominees Limited	28,696,050	5.50
Putnam Investment Management, LLC and The Putnam Advisory Company, LLC	33,550,476	6.43
The Capital Group Companies, Inc. and its affiliates	26,158,887	5.01

Each of the above states that these shares are not beneficially owned by them.

Safety, Health and Welfare at Work Act, 1989

CRH pursues an active policy of providing safe systems of work and safety training for its employees worldwide and safety performance is regularly reported on to the Board. The above Act imposes certain obligations on employers and appropriate measures have been taken to ensure that health and safety standards are complied with at all relevant locations and that all relevant Group companies meet the requirements of the Act.

Subsidiary and joint venture undertakings

The Group has over 650 subsidiary and joint venture undertakings. The principal ones as at 31st December, 2001 are listed on pages 79 to 81.

Auditors

The Auditors, Ernst & Young, Chartered Accountants, are willing to continue in office and a resolution authorising the Directors to fix their remuneration will be submitted to the Annual General Meeting.

Annual General Meeting

Your attention is drawn to the Notice of Meeting set out on page 92.

On behalf of the Board,
P.J. Molloy, W.I. O'Mahony, Directors
4th March, 2002

The Remuneration Committee

The *Remuneration Committee* of the Board consists solely of non-executive Directors of the Company. The terms of reference for the *Remuneration Committee* are to determine the Group's policy on executive remuneration and to consider and approve salaries and other terms of the remuneration packages for the executive Directors. The Committee receives advice from leading independent firms of compensation and benefit consultants when necessary and the Chief Executive is fully consulted about remuneration proposals. The Chairman's remuneration is decided in the absence of the Chairman. Membership of the *Remuneration Committee* is set out on page 35.

Remuneration policy

CRH is an international group of companies, with activities in 22 countries. Our policy on Directors' remuneration is designed to attract and retain Directors of the highest calibre who can bring their experienced and independent views to the policy, strategic decisions and governance of CRH.

In setting remuneration levels the *Remuneration Committee* takes into consideration the remuneration practices of other international companies of similar size and scope. Executive Directors must be properly rewarded and motivated to perform in the best interest of the shareholders. The spread of the Group's operations requires that the remuneration packages in place in each geographical area are appropriate and competitive for that area.

Performance related rewards, based on measured targets, are a key component of remuneration. CRH strategy of fostering entrepreneurship in its regional companies requires well designed incentive plans that reward the creation of shareholder value through organic and acquisitive growth. The typical elements of the remuneration package for executive Directors are basic salary and benefits, a cash incentive bonus, a contributory pension scheme and participation in the share option plan. It is policy to grant options to key management to encourage identification with shareholders' interests and to create a community of interest among different regions and nationalities.

The Group also operates share participation plans and savings-related share option schemes for eligible employees in all regions where the regulations permit the operation of such plans. In total there are in excess of 2,100 employees of all categories who are shareholders in the Group.

Executive Directors' remuneration

Basic salary and benefits

The basic salaries of executive Directors are reviewed annually having regard to personal performance, company performance, step changes in responsibilities and competitive market practice in the area of operation. Employment related benefits consist principally of a company car. No fees are payable to executive Directors.

Performance related cash incentive plan
The executive Directors' cash incentive plan for 2001, under which a bonus could be paid up to a maximum of 60% of basic salary for meeting clearly defined and stretch profit targets and strategic goals, comprised five separate components, based on annual and rolling three-year performance targets.

The two components related to annual performance were:

(i) Individual performance: Strategic priorities and action plans were agreed at the start of the year, and quantified where possible. The maximum award was 10% of basic salary.

(ii) Regional and/or Group profitability: Challenging targets generally in excess of budget were set for the year. The maximum award for this component was 25% of basic salary.

The three components related to rolling three-year performance, under which the total maximum earnings potential was 25% of basic salary for the year, were as follows:

(iii) Earnings per share growth targets.

(iv) Return on net assets targets.

(v) Total shareholder returns relative to an independently selected group of international peers.

In addition, the Chief Executive has a special long-term incentive plan under which targets have been set for a five-year period. Exceptionally challenging goals have to be achieved in respect of total shareholder returns by comparison with a peer group, growth in earnings per share and the strategic development of the Group. The total maximum earnings potential is 40% of average basic salary. While accruals are made on an annual basis, there is no commitment to any payment until the end of the five-year period.

Share option scheme
Under the terms of the share option scheme approved by shareholders on 3rd May, 2000, two types of options are available subject to different performance conditions as set out below:

(i) Exercisable only when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(ii) Exercisable, if over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable.

The percentage of share capital which can be issued under the scheme and individual grant limits comply with institutional guidelines. Subject to satisfactory performance, options are expected to be awarded annually, ensuring a smooth progression over the life of the share option scheme. Grants of share options are at the market price of the Company's shares at the time of grant, and are made after the final results announcement ensuring transparency.

Non-executive Directors' remuneration

The remuneration of non-executive Directors is determined by the Board of Directors as a whole. The fees paid to non-executive Directors are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Company's affairs and reflect the time and travel demands of their Board duties.

Pensions

Pensions for executive Directors are calculated on basic salary only (no incentive or benefit elements are included) and in general aim to provide two-thirds of salary at retirement for full service. There is provision for executive Directors to retire at 60 years of age and, in the case of the Chief Executive, to retire on completion of five years in the role of Chief Executive.

Since 1991, it has been your Board's policy that non-executive Directors do not receive pensions. A defined benefit scheme was in operation prior to 1991 in which one current non-executive Director still participates.

Directors' service contracts

No executive Director has an employment contract extending beyond twelve months.

Directors' remuneration and interests in share capital

Details of Directors' remuneration charged against profit in the year are given on page 42. Details of individual remuneration and pension benefits for the year ended 31st December, 2001 are given on page 43. Directors' share options and shareholdings are shown on page 44 and page 45 respectively.

Notes		2001 €'000	2000 €'000
	Executive Directors		
	Basic salary	**2,150**	2,045
	Cash incentive bonus	**857**	1,048
	Benefits	**73**	76
	Other remuneration	**11**	22
1		**3,091**	3,191
2	Provision for Chief Executive long-term incentive plan	**376**	304
3	Pension fund contributions	**533**	481
	Total executive Directors' remuneration	**4,000**	3,976
	Non-executive Directors		
	Fees	**355**	363
	Benefits	**–**	9
	Other remuneration	**359**	409
1	Total non-executive Directors' remuneration	**714**	781
4	Payments to former Directors	**101**	46
	Total Directors' remuneration	**4,815**	4,803

Notes to Directors' remuneration

1 See analysis of 2001 remuneration by individual on page 43.

2 As set out on page 41, the Chief Executive has a special long-term incentive plan tied to the achievement of exceptional growth and key strategic goals. While a provision is made, there is no commitment to any payment until after employment to the full term has been completed.

3 The pension charge for the year represents contributions made to pension funds as advised by independent actuaries.

4 Consulting and other fees paid to a number of former Directors.

Individual remuneration for the year ended 31st December, 2001

	Basic salary and fees	Incentive bonus (i)	Other remuneration (ii)	Benefits (iii)	Total 2001	Total 2000
	€'000	€'000	€'000	€'000	€'000	€'000
Executive Directors						
D. Godson (iv)	–	–	–	–	–	109
B.E. Griffin	430	193	–	21	644	641
B.G. Hill	430	125	11	12	578	569
W.I. O'Mahony	840	350	–	21	1,211	1,216
H.P. Sheridan	450	189	–	19	658	656
	2,150	857	11	73	3,091	3,191
Non-executive Directors						
B.T. Alexander	38	–	11	–	49	47
A.D. Barry (v)	–		–	–	–	75
D. Dey	38	–	11	–	49	47
D. Godson (iv)	38	–	11	–	49	35
J.J. Hayes (v)	13	–	29	–	42	153
D.M. Kennedy	38	–	21	–	59	56
H.E. Kilroy	38	–	11	–	49	47
K. McGowan	38	–	19	–	57	47
P.J. Molloy	38	–	212	–	250	180
A. O'Brien	38	–	11	–	49	47
W.P. Roef	38	–	23	–	61	47
	355	–	359	–	714	781

(i) **Incentive bonus** Under the executive Directors' cash incentive plan for 2001, a bonus of up to a maximum of 60% of basic salary could be paid for meeting clearly defined and stretch profit targets and strategic goals. The structure of the 2001 incentive plan is set out on page 41.

(ii) **Other remuneration**
Executive Director: Travel and housing allowance for Mr. Hill, based overseas.
Non-executive Directors: Includes remuneration for Chairman and for Board Committee work. Mr. Hayes received per diem fees for consultancy services unrelated to Board or Committee work.

(iii) **Benefits** Relate to the use of a company car.

(iv) Mr. Godson became a non-executive Director on 1st April, 2000.

(v) Mr. Barry retired on 3rd May, 2000. Mr. Hayes retired on 9th May, 2001.

Pension entitlements

Pension benefits earned by Directors during the year and the accumulated total accrued pension at 31st December, 2001 were as follows:

	Increase in accrued pension during 2001 (i)	Transfer value of increase (ii)	Total accrued pension at year-end (iii)
	€'000	€'000	€'000
Executive Directors			
B.E. Griffin	20	319	281
B.G. Hill	19	284	267
W.I. O'Mahony	35	516	511
H.P. Sheridan	20	307	291
Non-executive Director			
D.M. Kennedy	1	11	12

(i) The increase in accrued pension during the year excludes inflation.

(ii) The transfer value of the increase in accrued pension has been calculated on the basis of actuarial advice. These transfer values do not represent sums paid or due, but are the amounts that the pension scheme would transfer to another pension scheme in relation to the benefits accrued in 2001 in the event of the member leaving service.

(iii) Accrued pension shown is that which would be paid annually on normal retirement date, based on service to the end of the year.

The Company's Register of Directors' Interests contains full details of Directors' shareholdings and options to subscribe for shares.

Directors' share options

Details of movements on outstanding options and those exercised during the year are set out in the table below:

							Options exercised during 2001	
	31st December 2000*	Granted in 2001	Exercised in 2001	31st December 2001		Weighted average option price at 31st December 2001	Weighted average exercise price	Weighted average market price at date of exercise
						€	€	€
D. Godson	219,560	–	219,560	–		–	6.53	20.00
B.E. Griffin	120,758	–	–	120,758	(a)	15.81		
	208,582	–	–	208,582	(b)	10.05		
B.G. Hill	175,648	–	54,890	120,758	(a)	14.08	4.11	20.23
	214,071	–	–	214,071	(b)	9.55		
	–	75,000	–	75,000	(c)	18.28		
W.I. O'Mahony	442,262	–	–	442,262	(a)	9.03		
	323,851	–	–	323,851	(b)	11.41		
	–	125,000	–	125,000	(c)	18.28		
	–	150,000	–	150,000	(d)	18.28		
	–	783	–	783	(e)	15.39		
H.P. Sheridan	120,758	–	–	120,758	(a)	15.81		
	225,049	–	–	225,049	(b)	9.79		
	–	125,000	–	125,000	(c)	18.28		
	–	783	–	783	(e)	15.39		
	2,050,539	476,566	274,450	2,252,655				

Options by price

€	31st December 2000*	Granted in 2001	Exercised in 2001	31st December 2001		Earliest exercise date	Expiry date
2.2754	101,944	–	–	101,944	(a)	March 2002	September 2002
4.1058	109,780	–	54,890	54,890	(a)	March 2002	October 2004
6.5347	301,895	–	219,560	82,335	(a)	March 2002	April 2006
6.5347	312,873	–	–	312,873	(b)	March 2002	April 2006
7.0899	21,956	–	–	21,956	(a)	March 2002	April 2007
7.0899	131,736	–	–	131,736	(b)		April 2007
7.1015	27,445	–	–	27,445	(a)	March 2002	April 2007
7.1015	54,890	–	–	54,890	(b)		April 2007
12.6416	93,313	–	–	93,313	(a)	March 2002	April 2008
12.6416	186,626	–	–	186,626	(b)		April 2008
14.5652	76,846	–	–	76,846	(a)	April 2002	April 2009
14.5652	153,692	–	–	153,692	(b)		April 2009
14.6563	38,423	–	–	38,423	(a)	April 2002	April 2009
14.6563	76,846	–	–	76,846	(b)		April 2009
17.2615	307,384	–	–	307,384	(a)		April 2010
17.2615	54,890	–	–	54,890	(b)		April 2010
18.28	–	325,000	–	325,000	(c)		April 2011
18.28	–	150,000	–	150,000	(d)		April 2011
15.39	–	1,566	–	1,566	(e)		November 2004
	2,050,539	476,566	274,450	2,252,655			

*Restated for the bonus element of the 1 for 4 Rights Issue in March 2001

No options lapsed during the year. The market price of the Company's shares at 31st December, 2001 was €19.83, and the range during 2001 was €14.45 to €21.95.

(a) Granted under the 1990 share option scheme, these options are only exercisable when earnings per share (EPS) growth exceeds the growth of the Irish Consumer Price Index over a period of at least three years subsequent to the granting of the options.

(b) Granted under the 1990 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS would place the Company in the top 25% of the companies listed in the FTSE 100 Stock Exchange Equity Index.

(c) Granted under the 2000 share option scheme, these options are only exercisable when EPS growth exceeds the growth of the Irish Consumer Price Index by 5% compounded over a period of at least three years subsequent to the granting of the options.

(d) Granted under the 2000 share option scheme, these options are only exercisable if, over a period of at least five years subsequent to the granting of the options, the growth in EPS exceeds the growth of the Irish Consumer Price Index by 10% compounded and places the Company in the top 25% of EPS performance of a peer group of international building materials companies. If below the 75th percentile, these options are not exercisable.

(e) Granted under the 2000 savings-related share option scheme.

Directors' interests in share capital at 31st December, 2001

The interests of the Directors and Secretary in the shares of the Company as at 31st December, 2001, which are beneficial unless otherwise indicated, are shown below. The Directors and Secretary have no beneficial interests in any of the Group's subsidiary, joint venture or associated undertakings.

Ordinary Shares	**31st December 2001**	31st December 2000
Directors		
B.T. Alexander	**1,881**	1,500
D. Dey	**2,780**	2,203
D. Godson	**500,000**	429,383
B.E. Griffin	**242,213**	240,601
B.G. Hill	**386,384**	350,678
D.M. Kennedy	**53,261**	42,218
- Non-beneficial	**9,250**	–
H.E. Kilroy	**55,887**	44,445
K. McGowan	**2,061**	1,021
P.J. Molloy	**7,687**	6,092
A. O'Brien	**2,430**	1,926
W.I. O'Mahony	**351,212**	320,637
W.P. Roef	**1,370**	1,083
H.P. Sheridan	**741,058**	666,369
Secretary		
A. Malone	**18,890**	16,531
	2,376,364	2,124,687

There were no transactions in the above Directors' and Secretary's interests between 31st December, 2001 and 4th March, 2002.

Mr. T.W. Hill and Mr. J.L. Wittstock became Directors on 1st January, 2002 and their holdings at that date are set out below. There were no transactions in the interests of Mr. Hill and Mr. Wittstock between 1st January and 4th March, 2002.

	1st January, 2002
T.W. Hill*	**43,234**
J.L. Wittstock	**42,201**

** Mr. T.W. Hill's shareholding includes 13,000 shares which are held in the form of American Depository Receipts (ADRs). One ADR represents one Ordinary Share of the Company.*

STATEMENT OF DIRECTORS' RESPONSIBILITIES

in respect of the financial statements

Company law in Ireland requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company, and the Group as a whole, will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the provisions of the Companies Acts, 1963 to 2001, and of the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

We have audited the Group's financial statements for the year ended 31st December, 2001 which comprise the Group profit and loss account, Statement of total recognised gains and losses, Group balance sheet, Company balance sheet, Group cash flow statement and the related notes 1 to 32. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report and the Financial Statements in accordance with applicable Irish law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to: whether proper books of account have been kept by the Company; whether, at the balance sheet date, there exists a financial situation which may require the convening of an extraordinary general meeting of the Company; and whether the information given in the Directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the Company balance sheet is in agreement with the books of account.

We report to you if, in our opinion, any information specified by law or by the Listing Rules regarding Directors' remuneration and transactions with the Group is not given and, where practicable, include such information in our report.

We review whether the Corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' report, Chairman's statement, Chief Executive's review, Operations reviews, Finance review and the Corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion the information given in the Directors' report is consistent with the financial statements.

In our opinion the Company balance sheet does not disclose a financial situation which, under the provisions of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

Ernst & Young
Registered Auditors
Dublin

4th March, 2002

GROUP PROFIT AND LOSS ACCOUNT

for the year ended 31st December, 2001

Notes		Continuing operations 2001 €m	Acquisitions 2001 €m	Total 2001 €m	Total 2000 €m
1	**Turnover, including share of joint ventures**	9,962.7	480.8	10,443.5	8,869.8
	Less: share of joint ventures	183.1	53.6	236.7	168.0
	Group turnover	9,779.6	427.2	10,206.8	8,701.8
	Cost of sales	(6,714.2)	(309.1)	(7,023.3)	(5,945.4)
	Gross profit	3,065.4	118.1	3,183.5	2,756.4
2	Operating costs	(2,130.0)	(59.9)	(2,189.9)	(1,854.8)
10	Goodwill amortisation	(54.0)	(5.2)	(59.2)	(43.3)
3, 4	**Group operating profit**	881.4	53.0	934.4	858.3
	Share of joint ventures' operating profit	19.7	5.8	25.5	16.5
	Operating profit, including share of joint ventures	901.1	58.8	959.9	874.8
13	Profit on disposal of fixed assets	16.3	-	16.3	12.8
1	**Trading profit, including share of joint ventures**	917.4	58.8	976.2	887.6
6	Group interest payable (net)			(169.7)	(190.0)
	Share of joint ventures' net interest			(3.6)	(0.9)
	Profit on ordinary activities before taxation			802.9	696.7
7	Taxation on profit on ordinary activities			(217.0)	(193.7)
	Profit on ordinary activities after taxation			585.9	503.0
27	Profit applicable to equity minority interests			(3.8)	(4.6)
8	Preference dividends			(0.1)	(0.1)
	Profit for the year attributable to ordinary shareholders			582.0	498.3
8	Dividends paid			(35.3)	(26.7)
8	Dividends proposed			(84.7)	(66.7)
	Profit retained for the financial year			462.0	404.9
9	**Earnings per Ordinary Share**				Restated
	- basic			115.32c	113.79c
	- diluted			114.25c	112.03c

P.J. Molloy, W.I. O'Mahony, Directors

MOVEMENTS ON PROFIT AND LOSS ACCOUNT

	2001 €m	2000 €m
At 1st January	**1,992.2**	1,496.4
Profit retained for the financial year (i)	**462.0**	404.9
Currency translation effects:		
– on results for the year	**0.5**	(4.5)
– on foreign currency net investments	**83.5**	95.4
Goodwill written-back on disposal (note 13 (i))	**6.3**	–
At 31st December	**2,544.5**	1,992.2
The profit and loss account is analysed as follows		
Parent company	**687.3**	56.4
Subsidiary undertakings	**2,157.8**	2,248.6
Joint ventures	**22.4**	16.5
Cumulative goodwill previously written-off directly against reserves	**(323.0)**	(329.3)
	2,544.5	1,992.2

(i) Historical cost profit (after taxation, minority interests and dividends) retained for the financial year does not differ materially from reported profit.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the year ended 31st December, 2001

	2001 €m	2000 €m
Profit for the year attributable to ordinary shareholders	**582.0**	498.3
Currency translation effects:		
– on results for the year	**0.5**	(4.5)
– on foreign currency net investments	**83.5**	95.4
Total recognised gains and losses for the financial year	**666.0**	589.2

GROUP BALANCE SHEET

as at 31st December, 2001

Notes		2001 €m	2001 €m	2000 €m	2000 €m
	Fixed assets				
10	Intangible asset - goodwill		**1,153.5**		954.6
11	Tangible assets		**5,150.5**		4,550.9
12	Financial assets:				
	Joint ventures				
	- share of gross assets	**434.6**		116.3	
	- share of gross liabilities	**(180.2)**		(59.3)	
	- loans to joint ventures	**27.1**		15.0	
	Other investments	**34.3**		32.0	
			315.8		104.0
			6,619.8		5,609.5
	Current assets				
14	Stocks	**1,002.1**		903.0	
15	Debtors	**1,693.0**		1,535.7	
19,20	Cash, short-term deposits and liquid resources	**1,463.3**		1,361.9	
		4,158.4		3,800.6	
	Creditors (amounts falling due within one year)				
	Bank loans and overdrafts	**503.5**		1,071.5	
16	Trade and other creditors	**1,478.7**		1,422.4	
	Corporation tax	**91.9**		34.5	
	Dividends proposed	**84.7**		66.7	
		2,158.8		2,595.1	
	Net current assets		**1,999.6**		1,205.5
	Total assets less current liabilities		**8,619.4**		6,815.0
	Creditors (amounts falling due after more than one year)				
18	Loans	**2,853.5**		2,910.2	
16	Deferred acquisition consideration	**173.8**		213.6	
	Corporation tax	**50.9**		41.3	
			3,078.2		3,165.1
22	**Capital grants**		**15.7**		17.3
23	**Provisions for liabilities and charges**		**655.0**		521.8
			4,870.5		3,110.8
	Capital and reserves				
	Called-up share capital				
24	Equity share capital	**177.3**		140.9	
24	Non-equity share capital	**1.2**		1.2	
	Equity reserves				
25	Share premium account	**2,002.5**		930.9	
25	Other reserves	**9.9**		9.9	
	Profit and loss account	**2,544.5**		1,992.2	
26	**Shareholders' funds**		**4,735.4**		3,075.1
27	Minority shareholders' equity interest		**135.1**		35.7
			4,870.5		3,110.8

P.J. Molloy, W.I. O'Mahony, Directors

COMPANY BALANCE SHEET
as at 31st December, 2001

Notes		2001 €m	2001 €m	2000 €m	2000 €m
	Fixed assets				
12	Financial assets		**2,892.7**		1,151.9
	Current assets				
15	Debtors	**73.3**		69.1	
	Cash, short-term deposits and liquid resources	**35.7**		30.5	
		109.0		99.6	
	Creditors (amounts falling due within one year)				
16	Trade and other creditors	**3.1**		9.8	
	Dividends proposed	**84.7**		66.7	
		87.8		76.5	
	Net current assets		**21.2**		23.1
	Total assets less current liabilities		**2,913.9**		1,175.0
	Capital and reserves				
	Called-up share capital				
24	Equity share capital	**177.3**		140.9	
24	Non-equity share capital	**1.2**		1.2	
	Equity reserves				
25	Share premium account	**2,006.6**		935.0	
25	Revaluation reserve	**41.5**		41.5	
25	Profit and loss account	**687.3**		56.4	
	Shareholders' funds		**2,913.9**		1,175.0
			2,913.9		1,175.0

P.J. Molloy, W.I. O'Mahony, Directors

GROUP CASH FLOW STATEMENT

for the year ended 31st December, 2001

Notes		2001 €m	2000 €m
28	**Net cash inflow from operating activities**	**1,383.0**	1,168.5
	Dividends received from joint ventures	**11.3**	7.8
	Returns on investments and servicing of finance		
	Interest received	**62.9**	65.0
	Interest paid	**(248.3)**	(247.0)
	Finance lease interest paid	**(0.5)**	(0.1)
8	Preference dividends paid	**(0.1)**	(0.1)
		(186.0)	(182.2)
	Taxation		
	Irish corporation tax paid	**(15.2)**	(11.7)
	Overseas tax paid	**(63.9)**	(128.3)
		(79.1)	(140.0)
	Capital expenditure		
11	Purchase of tangible assets	**(452.3)**	(429.5)
22	Less: - capital grants received	**0.1**	–
	- new finance leases	**0.1**	3.9
		(452.1)	(425.6)
13	Disposal of fixed assets	**89.0**	41.4
		(363.1)	(384.2)
	Acquisition and disposal of subsidiary undertakings and joint ventures		
29	Acquisition of subsidiary undertakings	**(748.7)**	(1,548.6)
	Deferred acquisition consideration	**(77.8)**	(61.9)
12	Investments and advances to joint ventures	**(187.5)**	(6.7)
		(1,014.0)	(1,617.2)
8	**Equity dividends paid**	**(78.9)**	(64.1)
	Cash outflow before use of liquid resources and financing	**(326.8)**	(1,211.4)
	Cash outflow from management of liquid resources	**(53.1)**	(176.8)
	Financing		
26	Issue of shares	**1,104.7**	366.8
27	Issue of preference shares by a subsidiary to minority shareholders	**109.2**	–
26	Expenses paid in respect of share issues	**(20.6)**	(7.4)
	(Decrease)/increase in term debt	**(791.4)**	1,129.7
	Capital elements of finance leases repaid	**(6.6)**	(0.8)
		395.3	1,488.3
	Increase in cash and demand debt in the year	**15.4**	100.1

P.J. Molloy, W.I. O'Mahony, Directors

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

Notes		2001 €m	2000 €m
	Increase in cash and demand debt in the year	**15.4**	100.1
	Cash inflow/(outflow) from movement in term debt	**798.0**	(1,128.9)
	Cash inflow from management of liquid resources	**53.1**	176.8
19	Change in net debt resulting from cash flows	**866.5**	(852.0)
19, 29	Loans and finance leases, net of liquid resources, acquired with subsidiary undertakings	**(66.1)**	12.1
	New finance leases	**(0.1)**	(3.9)
		800.3	(843.8)
19	Translation adjustment	**(74.2)**	(106.7)
	Movement in net debt in the year	**726.1**	(950.5)
	Net debt at 1st January	**(2,619.8)**	(1,669.3)
	Net debt at 31st December	**(1,893.7)**	(2,619.8)

Basis of accounting

The financial statements are prepared under the historical cost convention as modified by the revaluation of certain fixed assets.

Basis of consolidation

The financial statements consolidate the financial statements of CRH plc and its subsidiary undertakings.Turnover and results of subsidiary undertakings are consolidated in the Group profit and loss account from the dates on which control over the operating and financial decisions is obtained. The Group's share of turnover and results of joint ventures, which are entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other venturers under a contractual arrangement, are accounted for from the dates on which the joint venture agreements are finalised.

Accounting periods

The consolidated financial statements include the financial statements of the Company and all subsidiary and joint venture undertakings, made up to 31st December.

Turnover

Turnover represents the value of goods and services supplied to external customers and excludes intercompany sales and value added tax.

Goodwill

With effect from 1st January, 1998, goodwill, being the excess of the consideration over the fair value of net assets at the date of acquisition of subsidiary and joint venture undertakings, is capitalised, and related amortisation based on its estimated useful life of 20 years is charged against operating profits. Goodwill arising prior to that date was written-off immediately against reserves. On disposal of an undertaking acquired prior to 1st January, 1998, goodwill eliminated against reserves in respect of that undertaking is included in the determination of the profit or loss on disposal.

Translation of foreign currencies

These financial statements are presented in euro. Results and cash flows of subsidiary and joint venture undertakings based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary and joint venture undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in retained profits, net of differences on related currency borrowings. All other translation differences are included in arriving at operating profit.

Rates used for translation of results and balance sheets into euro:

	Average rates		Year-end rates	
euro 1 =	**2001**	2000	**2001**	2000
US Dollar	**0.8956**	0.9236	**0.8901**	0.9305
Pound Sterling	**0.6218**	0.6095	**0.6120**	0.6241
Polish Zloty	**3.6721**	4.0082	**3.4953**	3.8498
Swiss Franc	**1.5104**	1.5137	**1.4774**	1.5232
Argentine Peso	**0.8956**	0.9236	**1.4019**	0.9305

Capital grants

Capital grants received in respect of the purchase of tangible fixed assets are treated as a deferred credit, a portion of which is released to the profit and loss account annually over the useful economic life of the asset to which it relates.

Pensions and other post-retirement obligations

Costs and liabilities in respect of pensions and other post-retirement obligations are measured in accordance with the provisions of Statement of Standard Accounting Practice (SSAP) 24 and are independently assessed in accordance with the advice of professionally qualified actuaries.

The regular cost of pensions and other post-retirement obligations is charged to operating profit over the employees' service lives on the basis of a constant percentage of earnings. Variations from regular cost, arising from periodic actuarial valuations, are charged to operating profit over the expected remaining service lives of current employees.

Tangible fixed assets

Depreciation and amortisation
Depreciation is calculated to write-off the book value of each tangible fixed asset during its useful economic life on a straight line basis at the following rates:

Land and buildings: The book value of mineral-bearing land, less an estimate of its residual value, is amortised over the period of the mineral extraction in the proportion which production for the year bears to the latest estimates of mineral reserves. In general, buildings are depreciated at 2.5% p.a.

Plant and machinery: These are depreciated at rates ranging from 3.3% p.a. to 20% p.a. depending on the type of asset.

Transport: In general, transport equipment is depreciated at 20% p.a.

Impairment of fixed assets
The carrying value of tangible assets is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Under Irish GAAP, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realisable value and value in use). Net realisable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realised on its eventual disposal.

Leasing

Assets held under leasing arrangements that transfer substantially all the risks and rewards of ownership to the Group are capitalised. The capital element of the related rental obligations is included in bank loans and overdrafts. The interest element of the rental obligations is charged to the profit and loss account so as to produce a constant rate of charge. Operating lease rentals are charged to the profit and loss account.

Stocks

Stocks are stated at the lower of cost, mainly average cost, and net realisable value. In the case of finished goods and work-in-progress, cost includes direct materials, direct labour and attributable overheads. Net realisable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Long-term contracts

Amounts recoverable on long-term contracts, which are included in debtors, are stated at the net sales value of the work done less amounts received as progress payments on account. Cumulative costs incurred, net of amounts transferred to cost of sales, after deducting foreseeable losses, provision for contingencies and payments on account not matched with turnover, are included as long-term contract balances in stocks.

Deferred taxation

Deferred taxation is provided under the liability method on all material timing differences.

Liquid resources

Liquid resources are current asset investments which are held as readily disposable stores of value. Liquid resources include investments in government gilts and commercial paper and deposits of less than one year.

Financial instruments

Financial instruments include (i) borrowings, (ii) cash, deposits and liquid resources, and (iii) interest and currency swaps, forward contracts and other derivatives.

It is the Group's policy to partially hedge its investment in foreign currencies by maintaining a net debt position in all foreign currencies, and to maintain within net debt a mix of fixed and floating interest rates.

Derivatives, principally interest and currency swaps and forward foreign exchange contracts, are used to manage interest rate risks and to achieve the desired currency profile of borrowings. Interest differentials arising on these derivatives are recognised in net interest expense over the period of the related contract.

Where derivatives are used to hedge cross-currency cash flows arising from trading activities, the underlying transaction is recorded at the contract rate.

Where operations use derivatives to manage the cost of future expected energy usage, gains and losses arising thereon are deferred until maturity.

1 Segmental information

Geographical analysis by destination	2001 €m	%	2000 €m	%
Turnover				
Republic of Ireland	**703.6**	**6.7**	670.7	7.5
Britain & Northern Ireland	**680.0**	**6.5**	697.8	7.9
Mainland Europe	**2,652.2**	**25.4**	2,031.2	22.9
The Americas	**6,407.7**	**61.4**	5,470.1	61.7
	10,443.5	**100**	8,869.8	100
Less: share of joint ventures' turnover	**(236.7)**		(168.0)	
Group turnover	**10,206.8**		8,701.8	
Trading profit, including share of joint ventures				
Republic of Ireland	**150.2**	**15.4**	138.5	15.6
Britain & Northern Ireland	**61.5**	**6.3**	56.1	6.3
Mainland Europe	**163.2**	**16.7**	159.6	18.0
The Americas	**601.3**	**61.6**	533.4	60.1
	976.2	**100**	887.6	100

Geographical analysis by origin	2001 €m	%	2000 €m	%
Turnover				
Republic of Ireland	**736.9**	**7.1**	707.3	8.0
Britain & Northern Ireland	**664.8**	**6.4**	679.0	7.6
Mainland Europe	**2,635.7**	**25.2**	2,014.0	22.7
The Americas	**6,406.1**	**61.3**	5,469.5	61.7
	10,443.5	**100**	8,869.8	100
Less: share of joint ventures' turnover	**(236.7)**		(168.0)	
Group turnover	**10,206.8**		8,701.8	
Trading profit, including share of joint ventures				
Republic of Ireland	**156.3**	**16.0**	144.1	16.2
Britain & Northern Ireland	**56.2**	**5.8**	50.8	5.7
Mainland Europe	**162.5**	**16.6**	159.3	18.0
The Americas	**601.2**	**61.6**	533.4	60.1
	976.2	**100**	887.6	100

1 **Segmental information** continued

Net assets	**2001 €m**	**%**	2000 €m	%
Republic of Ireland	**325.9**	**4.5**	316.2	5.2
Britain & Northern Ireland	**572.5**	**7.9**	518.2	8.5
Mainland Europe	**2,130.6**	**29.5**	1,793.1	29.4
The Americas	**4,201.7**	**58.1**	3,462.0	56.9
	7,230.7	**100**	6,089.5	100
Trade and other investments	**34.3**		32.0	
Unallocated liabilities - dividends proposed	**(84.7)**		(66.7)	
	7,180.3		6,054.8	
Reconciliation of total net assets				
Total assets less current liabilities	**8,619.4**		6,815.0	
Less cash, short-term deposits and liquid resources	**(1,463.3)**		(1,361.9)	
Add bank loans and overdrafts	**503.5**		1,071.5	
Less deferred acquisition consideration due after more than one year	**(173.8)**		(213.6)	
Less provisions for liabilities and charges (excluding deferred tax)	**(305.5)**		(256.2)	
	7,180.3		6,054.8	
Analysis by class of business (i)				
Turnover (ii)				
Building materials	**8,552.9**	**81.9**	7,395.6	83.4
Merchanting & DIY	**1,890.6**	**18.1**	1,474.2	16.6
	10,443.5	**100**	8,869.8	100
Less: share of joint ventures' turnover	**(236.7)**		(168.0)	
Group turnover	**10,206.8**		8,701.8	
Trading profit, including share of joint ventures				
Building materials	**908.9**	**93.1**	836.2	94.2
Merchanting & DIY	**67.3**	**6.9**	51.4	5.8
	976.2	**100**	887.6	100
Net assets				
Building materials	**6,740.0**	**93.2**	5,665.2	93.0
Merchanting & DIY	**490.7**	**6.8**	424.3	7.0
	7,230.7	**100**	6,089.5	100
Trade and other investments	**34.3**		32.0	
Unallocated liabilities - dividends proposed	**(84.7)**		(66.7)	
	7,180.3		6,054.8	

1 **Segmental information** continued

(i) Group activities fall into two segments, the building materials segment, which is engaged in the production of construction related products and services, and the merchanting & DIY segment, which is engaged in the marketing and sale of builders' supplies to the construction industry and of materials for the "do-it-yourself" market.

(ii) Inter-segment sales are not material.

The impact of acquisitions completed during 2001 (see note 29 for detailed list) is summarised below:

	Turnover €m	Trading profit €m	Net assets at 31st December 2001 €m
Britain & Northern Ireland	**7.6**	**0.2**	**20.6**
Mainland Europe	**136.4**	**12.4**	**186.9**
The Americas	**336.8**	**46.2**	**650.5**
Total acquisitions, including share of joint ventures	**480.8**	**58.8**	**858.0**

Analysis by class of business €433.2 million of the turnover and €55.2 million of the trading profit relating to 2001 acquisitions is classified under the building materials segment.

2 **Operating costs**

	Continuing operations		Total	Total
		Acquisitions	2001	2000
	€m	€m	€m	€m
Distribution costs	**1,127.6**	**29.4**	**1,157.0**	990.0
Administrative expenses	**1,006.3**	**30.6**	**1,036.9**	868.5
Other operating income:				
- capital grants released	**(1.6)**	**(0.1)**	**(1.7)**	(1.7)
- income from financial assets	**(2.3)**	**-**	**(2.3)**	(2.0)
	2,130.0	**59.9**	**2,189.9**	1,854.8

3 **Operating profit**

	2001 €m	2000 €m
This is arrived at after charging		
Depreciation	**436.1**	351.7
Goodwill amortisation - subsidiaries	**59.2**	43.3
Goodwill amortisation - joint ventures	**1.4**	0.4
Auditors' remuneration	**3.8**	3.2
and after crediting		
Income from financial assets	**2.3**	2.0

4 Directors' emoluments and interests

Directors' emoluments and interests are given in the report on Directors' remuneration on pages 40 to 45.

5 Employment

	2001	2000
The average number of Group employees by region was as follows		
Republic of Ireland	**2,628**	2,581
Britain & Northern Ireland	**4,007**	3,917
Mainland Europe	**14,652**	12,187
The Americas	**26,358**	23,803
	47,645	42,488

Employment costs charged against Group operating profit	**€m**	€m
Wages and salaries	**1,773.5**	1,454.0
Social welfare costs	**191.7**	158.5
Pension costs	**95.8**	76.4
	2,061.0	1,688.9

6 Interest payable (net)

	2001 €m	2000 €m
Interest payable on bank loans and overdrafts repayable wholly within five years:		
– by instalments	**4.0**	4.5
– not by instalments	**130.8**	178.3
Interest payable on other borrowings	**98.7**	71.1
	233.5	253.9
Interest receivable from joint ventures	**(1.3)**	(0.6)
Other interest receivable	**(62.5)**	(63.3)
	(63.8)	(63.9)
Net Group interest payable	**169.7**	190.0
Share of joint ventures' net interest payable	**3.6**	0.9
	173.3	190.9

7 Taxation on profit on ordinary activities

	2001 €m	2000 €m
Ireland		
Corporation tax at 20% (2000 : 24%)	**28.9**	33.5
Less manufacturing relief	**(12.2)**	(18.1)
	16.7	15.4
Overseas tax	**124.7**	117.4
Deferred tax (note 23)	**65.6**	54.6
Taxation on disposal of fixed assets	**5.4**	2.7
Share of joint ventures' tax	**4.6**	3.6
Taxation on profit on ordinary activities	**217.0**	193.7

The following table relates the applicable Republic of Ireland statutory tax rate to the effective tax rate of the Group, obtained by computing the tax charge as a percentage of profit on ordinary activities before taxation:

	2001	2000
	(% of profit before taxation)	
Irish corporation tax rate	**20.0**	24.0
Manufacturing relief	**(1.5)**	(2.6)
Higher tax rates on overseas earnings	**4.5**	3.1
Current year losses not utilised	**–**	(0.3)
Other, mainly expenses not deductible for tax purposes	**4.0**	3.6
	27.0	27.8

8 Dividends

	2001 €m	2000 €m
Profit and loss account		
Non-equity		
5% Cumulative Preference Shares €3,174 (2000 : €3,174)	**–**	–
7% 'A' Cumulative Preference Shares €77,505 (2000 : €77,505)	**0.1**	0.1
	0.1	0.1
Equity (i)		
Interim – paid 6.75c per Ordinary Share (restated 2000 : 6.10c)	**35.3**	26.7
Final – proposed 16.25c per Ordinary Share (restated 2000 : 14.67c)	**84.7**	66.7
	120.0	93.4
Cash flow statement		
Dividends to shareholders	**102.1**	81.9
Less preference dividend separately disclosed	**(0.1)**	(0.1)
Less issue of shares in lieu of dividend (ii)	**(23.9)**	(18.2)
Dividends paid by subsidiary undertakings to minority shareholders	**0.8**	0.5
Equity dividends paid	**78.9**	64.1

(i) Comparative per share amounts for 2000 have been restated to reflect the bonus element of the March 2001 Rights Issue - see note 9 (i) below.

(ii) In accordance with the scrip dividend scheme, shares to the value of €23.9 million were issued in lieu of dividends. This amount has been added to shareholders' funds (see note 26).

9 Earnings per Ordinary Share

	2001	2000
The computation of basic and diluted earnings per share is set out below:		
Numerator		
For basic and diluted earnings per share		
Profit after tax, minority interests and preference dividends (€ millions)	**582.0**	498.3
Denominator		Restated (i)
For basic earnings per share		
Weighted average number of shares (millions) in issue for the year	**504.7**	437.9
Effect of dilutive potential Ordinary Shares (employee share options)	**4.7**	6.9
Denominator for diluted earnings per share	**509.4**	444.8
Earnings per Ordinary Share		Restated (i)
- basic	**115.32c**	113.79c
- diluted	**114.25c**	112.03c

(i) As set out in note 24 (iv), in March 2001, 103,622,311 new Ordinary Shares were issued at €10.50 per share on the basis of one new Ordinary Share for every four existing Ordinary Shares under the terms of a Rights Issue.

The actual cum rights price on 6th March, 2001, the last day of quotation cum rights, was €18.9390, and the theoretical ex rights price for an Ordinary Share was therefore €17.2512 per share. The comparative earnings per share figures are calculated by applying the factor 1.0978 (18.9390/17.2512) to the published average number of shares for 2000 in order to adjust for the bonus element of the Rights Issue.

10 Intangible asset - goodwill

With effect from 1st January, 1998, goodwill, being the excess of the consideration over the fair value of net assets at the date of acquisition of subsidiary undertakings, is capitalised, and related amortisation based on its estimated useful life of 20 years is charged against operating profits. Goodwill arising prior to that date was written-off immediately against reserves.

	2001 €m	2000 €m
Cost		
At 1st January	**1,019.8**	650.3
Arising on acquisitions during the year (note 29)	**236.5**	348.9
Translation adjustment	**23.6**	20.6
At 31st December	**1,279.9**	1,019.8
Amortisation		
At 1st January	**65.2**	21.1
Amortised during the year	**59.2**	43.3
Translation adjustment	**2.0**	0.8
At 31st December	**126.4**	65.2
Net book amount at 31st December	**1,153.5**	954.6

11 Tangible assets

Cost/valuation	Land and buildings €m	Plant and machinery €m	Transport €m	Assets in course of construction €m	Total €m
At 1st January	**2,445.3**	**3,170.4**	**364.7**	**81.7**	**6,062.1**
Translation adjustment	**81.2**	**90.9**	**14.2**	**2.6**	**188.9**
Reclassifications	**(27.9)**	**82.1**	**9.7**	**(63.9)**	**-**
Additions at cost	**97.5**	**235.7**	**39.0**	**80.1**	**452.3**
Acquisitions (note 29)	**341.3**	**131.9**	**21.7**	**1.5**	**496.4**
Disposals	**(22.5)**	**(71.0)**	**(22.0)**	**-**	**(115.5)**
At 31st December	**2,914.9**	**3,640.0**	**427.3**	**102.0**	**7,084.2**
Accumulated depreciation					
At 1st January	**264.3**	**1,101.7**	**145.2**	**-**	**1,511.2**
Translation adjustment	**7.2**	**31.0**	**6.7**	**-**	**44.9**
Depreciation for year	**77.6**	**305.0**	**53.5**	**-**	**436.1**
Disposals	**(1.3)**	**(43.4)**	**(13.8)**	**-**	**(58.5)**
At 31st December	**347.8**	**1,394.3**	**191.6**	**-**	**1,933.7**
Net book amount at 31st December, 2001	**2,567.1**	**2,245.7**	**235.7**	**102.0**	**5,150.5**
Net book amount at 1st January, 2001	2,181.0	2,068.7	219.5	81.7	4,550.9

Land and buildings purchased since 31st December, 1980 are reflected at cost. Land and buildings (excluding buildings of a specialised nature) purchased prior to 31st December, 1980 were revalued by professional valuers at that date, on an existing use basis. The Group has elected to adopt the transitional arrangements of Financial Reporting Standard 15 - Tangible Fixed Assets (FRS 15) by not implementing a revaluation policy and by continuing to carry these assets at the revalued book amounts.

The original historical cost of revalued assets cannot be obtained without unreasonable expense. The analysis of total cost/valuation is as follows:

	€m
At valuation 31st December, 1980	**60.7**
At cost post 31st December, 1980	**2,854.2**
	2,914.9

Tangible assets include leased assets as follows	**2001 €m**	2000 €m
Cost	**18.9**	17.1
Accumulated depreciation	**(10.1)**	(8.6)
Net book amount at 31st December	**8.8**	8.5
Depreciation charge for year	**2.0**	2.0

11 Tangible assets continued

Future tangible asset purchase commitments	2001 €m	2000 €m
Contracted for but not provided in the financial statements	**124.4**	145.8
Authorised by the Directors but not contracted for	**68.7**	53.4

12 Financial assets

Group	Joint ventures			Other investments (i)	Total
	Share of net assets	Goodwill	Loans		
	€m	€m	€m	€m	€m
At 1st January	48.2	8.8	15.0	32.0	104.0
Translation adjustment	(0.1)	(0.3)	0.1	0.4	0.1
Arising on acquisition of subsidiaries	14.4	–	5.0	8.2	27.6
Investments and advances (ii)	124.5	52.9	7.0	3.1	187.5
Disposals and repayments	–	–	–	(9.4)	(9.4)
Retained profit less dividends paid	7.4	(1.4)	–	–	6.0
At 31st December	194.4	60.0	27.1	34.3	315.8

(i) Other investments include investments listed on a recognised stock exchange at cost of €4.7 million (2000 : €4.7 million). The market value of these investments at 31st December, 2001 amounted to €11.7 million (2000 : €10.5 million).

(ii) The major investment during 2001 was the acquisition in August of a 25% share in the Mashav Group in Israel for a total cost of €162.8 million. The investment was made by a newly established subsidiary company which is funded in part by third party preference capital of €109.2 million that is non-recourse to CRH. This preference capital is included in minority shareholders' equity interest in the balance sheet at 31st December, 2001. As part of this transaction, CRH has secured a call option, exercisable before January 2004, to acquire an additional 25% of Mashav. During the year, the Group also acquired a 50% stake in a limestone quarry operation in Ohio.

Company - investment in subsidiary undertakings

	Shares €m	Loans €m	Total €m
At 1st January at cost/valuation	853.2	298.7	1,151.9
Investments	1,084.0	656.8	1,740.8
At 31st December	1,937.2	955.5	2,892.7

The Company's investment in its subsidiary undertakings was revalued at 31st December, 1980 to reflect the surplus on revaluation of fixed assets of subsidiary undertakings (see note 11). The original historical cost of the shares equated to approximately €9.1 million.

	€m
At valuation 31st December, 1980	46.7
At cost post 31st December, 1980	1,890.5
	1,937.2

13 Disposal of fixed assets

	2001 €m	2000 €m
Tangible assets at net book amount	**57.0**	24.9
Financial assets at net book amount	**9.4**	3.7
Goodwill previously written-off against reserves (i)	**6.3**	–
	72.7	28.6
Profit on disposal of fixed assets	**16.3**	12.8
Proceeds on disposal of fixed assets	**89.0**	41.4

(i) In May 2001, as part of the acquisition of the Gefinex insulating business in Germany, the Group transferred its wholly-owned Vebofoam expanded polystyrene business to Gefinex Jackon, a joint venture in which CRH acquired a 49% stake. The loss recognised on this transfer amounted to €5.1 million, including €5.8 million of goodwill previously written-off against reserves. In addition, previously written-off goodwill of €0.5m relating to other discontinued operations was also included in the computation of net profit on disposal of fixed assets during the year.

14 Stocks

	2001 €m	2000 €m
Raw materials	**226.7**	236.4
Work-in-progress	**97.5**	74.5
Finished goods	**677.9**	592.1
	1,002.1	903.0

15 Debtors

	Group		Company	
	2001 €m	2000 €m	2001 €m	2000 €m
Amounts falling due within one year				
Trade debtors	**1,354.7**	1,183.4	**–**	–
Long-term contract debtors	**132.4**	119.5	**–**	–
Other debtors	**107.6**	147.1	**–**	–
Amounts owed by Group undertakings	**–**	–	**73.3**	69.1
Amounts owed by joint ventures	**1.6**	0.7	**–**	–
Prepayments and accrued income	**96.7**	85.0	**–**	–
	1,693.0	1,535.7	**73.3**	69.1

16 Trade and other creditors

	Group		Company	
	2001	2000	**2001**	2000
	€m	€m	**€m**	€m
Amounts falling due within one year				
Trade creditors	**788.5**	782.3	**–**	–
Irish income tax and social welfare	**4.1**	4.2	**–**	–
Other income tax and social welfare	**29.4**	26.1	**–**	–
Value added tax	**38.1**	30.1	**–**	–
Deferred acquisition consideration	**74.5**	73.5	**–**	–
Other creditors	**185.5**	176.0	**2.8**	9.5
Accruals and deferred income	**358.3**	330.0	**–**	–
Amounts owed to Group undertakings	**–**	–	**0.3**	0.3
Amounts owed to joint ventures	**0.3**	0.2	**–**	–
	1,478.7	1,422.4	**3.1**	9.8
Amounts falling due after more than one year				
Deferred acquisition consideration, due as follows:				
- Between one and two years	**65.1**	63.7	**–**	–
- Between two and five years	**79.7**	107.4	**–**	–
- After five years	**29.0**	42.5	**–**	–
	173.8	213.6	**–**	–
	1,652.5	1,636.0	**3.1**	9.8

17 Movements in working capital

	Stocks	**Debtors**	**Creditors**	**Total**
	€m	**€m**	**€m**	**€m**
At 1st January	**903.0**	**1,535.7**	**(1,636.0)**	**802.7**
Translation adjustment	**21.8**	**38.0**	**(49.2)**	**10.6**
Acquisition of subsidiary undertakings (note 29)	**71.3**	**134.4**	**(106.9)**	**98.8**
Deferred acquisition consideration:				
– deferred in current year (note 29)	**–**	**–**	**(27.8)**	**(27.8)**
– paid during the year	**–**	**–**	**77.8**	**77.8**
Interest accruals	**–**	**(0.4)**	**16.6**	**16.2**
Increase in working capital	**6.0**	**(14.7)**	**73.0**	**64.3**
At 31st December	**1,002.1**	**1,693.0**	**(1,652.5)**	**1,042.6**
Movement in prior year	70.0	40.6	(31.5)	79.1

18 Loans

		2001 €m	2000 €m
Bank loans	– unsecured	**1,417.2**	2,079.4
	– secured*	**33.8**	55.3
Other term loans	– unsecured	**1,737.4**	1,682.3
	– secured*	**33.3**	32.0
		3,221.7	3,849.0
Less loans repayable within one year		**368.2**	938.8
		2,853.5	2,910.2

Secured on specific tangible assets

	2001 €m	2000 €m
Repayments fall due as follows		
Within one year	**368.2**	938.8
Between one and two years	**289.9**	296.6
Between two and three years	**759.5**	267.6
Between three and four years	**128.3**	661.9
Between four and five years	**219.7**	143.6
After five years	**1,456.1**	1,540.5
	3,221.7	3,849.0
Loans fully repayable within five years		
Not by instalments	**1,692.5**	2,177.9
By instalments	**60.0**	107.6
	1,752.5	2,285.5
Loans fully repayable in more than five years		
Not by instalments	**1,442.0**	1,519.1
By instalments**	**27.2**	44.4
	1,469.2	1,563.5
	3,221.7	3,849.0

***€17.4 million (2000 : €25.4 million) falls due for payment after five years.*

	2001 €m	2000 €m
Finance lease obligations included above, net of interest, are due as follows		
Within one year	**2.8**	6.4
Between one and two years	**2.6**	0.7
Between two and five years	**3.7**	2.0
After five years	**9.9**	9.7
	19.0	18.8

Borrowing facilities

Various borrowing facilities are available to the Group. The undrawn committed facilities available at 31st December, 2001, in respect of which all conditions precedent had been met, mature as follows:

	€m
Within one year	**14.6**
Between one and two years	**1.2**
Between two and five years	**165.1**
After five years	**–**
	180.9

19 Analysis of net debt

	At 1st January 2001	Cash flow	Acquisitions	Non-cash changes	Translation adjustment	At 31st December 2001
	€m	€m	€m	€m	€m	€m
Cash	240.0	14.3	–	–	6.9	261.2
Bank overdrafts and demand loans	(132.7)	1.1	–	–	(3.7)	(135.3)
Total cash and demand debt	107.3	15.4	–	–	3.2	125.9
Short-term deposits and liquid resources	1,121.9	53.1	0.8	–	26.3	1,202.1
Loans repayable within one year	(932.4)	910.6	(19.1)	(302.5)	(22.0)	(365.4)
Loans repayable after one year	(2,897.8)	(119.2)	(41.5)	302.5	(81.3)	(2,837.3)
Finance leases	(18.8)	6.6	(6.3)	(0.1)	(0.4)	(19.0)
Total term finance	(3,849.0)	798.0	(66.9)	(0.1)	(103.7)	(3,221.7)
Net debt	(2,619.8)	866.5	(66.1)	(0.1)	(74.2)	(1,893.7)

20 Treasury information

Interest rate and currency profile

The interest rate and currency profile of the Group's net debt and net worth as at 31st December, 2001 was as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other €m	Total €m
Weighted average fixed debt interest rates	*4.9%*	*7.4%*	*6.9%*	*3.6%*	*12.0%*	*6.9%*
Weighted average fixed debt periods - years	*2.0*	*6.8*	*1.3*	*2.7*	*2.5*	*4.9*
Fixed rate debt	(173.6)	(726.8)	(98.0)	(136.4)	(91.2)	(1,226.0)
Floating rate debt	(416.4)	(776.4)	(423.9)	(285.6)	(228.7)	(2,131.0)
Cash and liquid resources - floating rate	621.6	360.4	287.1	143.5	50.7	1,463.3
Net debt by major currency	31.6	(1,142.8)	(234.8)	(278.5)	(269.2)	(1,893.7)
Loans to joint ventures	24.6	–	1.8	0.7	–	27.1
Deferred acquisition consideration falling due after more than one year	(2.4)	(169.8)	(1.6)	–	–	(173.8)
Net financial assets and liabilities (excluding short-term debtors and creditors)	53.8	(1,312.6)	(234.6)	(277.8)	(269.2)	(2,040.4)
Capital employed at 31st December, 2001	1,472.7	3,931.2	505.9	303.7	713.1	6,926.6
Minority shareholders' interests	(4.8)	–	–	(3.5)	(126.8)	(135.1)
Capital grants	(15.0)	–	(0.7)	–	–	(15.7)
Shareholders' funds (net worth) at 31st December, 2001	1,506.7	2,618.6	270.6	22.4	317.1	4,735.4

20 Treasury information continued

The corresponding interest rate and currency profile of the Group's net debt and net worth as at 31st December, 2000 was as follows:

	euro €m	US Dollar €m	Pound Sterling €m	Swiss Franc €m	Other €m	Total €m
Weighted average fixed debt interest rates	*4.8%*	*7.4%*	*6.9%*	*3.6%*	*14.7%*	*6.8%*
Weighted average fixed debt periods - years	2.8	7.5	2.2	3.8	2.8	5.6
Fixed rate debt	(218.9)	(702.9)	(96.1)	(134.3)	(57.1)	(1,209.3)
Floating rate debt	(528.5)	(1,397.8)	(418.4)	(291.9)	(135.8)	(2,772.4)
Cash and liquid resources - floating rate	337.2	624.7	277.2	96.4	26.4	1,361.9
Net debt by major currency	(410.2)	(1,476.0)	(237.3)	(329.8)	(166.5)	(2,619.8)
Loans to joint ventures	13.6	–	1.4	–	–	15.0
Deferred acquisition consideration falling due after more than one year	(9.9)	(203.6)	(0.1)	–	–	(213.6)
Net financial assets and liabilities (excluding short-term debtors and creditors)	(406.5)	(1,679.6)	(236.0)	(329.8)	(166.5)	(2,818.4)
Capital employed at 31st December, 2000	1,346.4	3,332.6	484.5	341.1	441.9	5,946.5
Minority shareholders' interests	(4.7)	–	–	(6.8)	(24.2)	(35.7)
Capital grants	(16.5)	–	(0.8)	–	–	(17.3)
Shareholders' funds (net worth) at 31st December, 2000	918.7	1,653.0	247.7	4.5	251.2	3,075.1

The amounts shown above take into account the effect of currency swaps, forward contracts and other derivatives entered into to manage these currency and interest rate exposures.

Floating rate debt comprises bank borrowings bearing interest at rates fixed in advance for periods ranging from overnight to one year largely by reference to inter-bank interest rates (US$ LIBOR, Sterling LIBOR, Swiss Franc LIBOR, Euribor).

Cash deposits and liquid investments comprise cash deposits placed on money markets for periods of up to six months and high quality liquid investments such as commercial paper and bonds.

As explained in the Finance review on pages 26 to 28, the Group's policy is to spread its net worth across the currencies of the countries in which it invests. Interest rate swaps are entered into only for the purpose of managing the Group's mix of fixed and floating rate debt. Currency swaps are entered into only for the purpose of managing the Group's mix of fixed and floating rate debt by currency to ensure that the Group's debt funding sources match the currency of the Group's operations. In line with Group policy, all derivative contracts are entered into with highly-rated counterparties. Gains and losses arising on the re-translation of net worth are dealt with in the statement of total recognised gains and losses.

Transactional currency exposures arise in a number of the Group's operations and these result in net currency gains and losses which are recognised in the profit and loss account. As at 31st December, 2001, these exposures were not material.

Fair values of debt, cash and liquid resources

A comparison by category of book values and fair values of all the Group's financial assets and financial liabilities (excluding short-term debtors and creditors) at 31st December, 2001 and 31st December, 2000 is set out below:

		Derivative contracts				
	Gross debt €m	Gains €m	Losses €m	Cash and liquid resources €m	Other financial instruments €m	Total €m
2000 book value	(3,993.9)	47.4	(35.2)	1,361.9	(198.6)	(2,818.4)
2000 fair value	(4,104.7)	116.5	(40.8)	1,361.9	(198.6)	(2,865.7)
Unrecognised gains and losses as at 31st December, 2000	(110.8)	69.1	(5.6)	–	–	(47.3)
2001 book value	(3,394.5)	69.2	(31.7)	1,463.3	(146.7)	(2,040.4)
2001 fair value	(3,517.8)	153.8	(55.4)	1,463.3	(146.7)	(2,102.8)
Unrecognised gains and losses as at 31st December, 2001	(123.3)	84.6	(23.7)	–	–	(62.4)
Reconciliation of movement in unrecognised gains and losses:						
At 31st December, 2000	(110.8)	69.1	(5.6)	–	–	(47.3)
Portion recognised in 2001	14.3	(14.4)	2.4	–	–	2.3
Arising in 2001	(26.8)	29.9	(20.5)	–	–	(17.4)
At 31st December, 2001	(123.3)	84.6	(23.7)	–	–	(62.4)
Of which, expected to be recognised:						
- in 2002	(60.9)	45.0	(15.9)	–	–	(31.8)
- after 2002	(62.4)	39.6	(7.8)	–	–	(30.6)
	(123.3)	84.6	(23.7)	–	–	(62.4)

Other financial instruments comprise loans to joint ventures and deferred acquisition consideration due after more than one year.

Most of the fair value of derivative contracts arises from interest and currency swaps. A small portion arises from contracts to hedge future energy costs.

The book value of fixed rate debt and fixed rate swaps is the outstanding principal value of debt/swaps. The fair value of swaps and fixed rate debt is the net present value of future interest and capital payments discounted at prevailing interest rates. When the fixed interest rates on debt and swaps differ from prevailing rates, fair value will differ from book value. The fair value of floating rate instruments approximates book value.

As the Group has a policy of fixing interest rates on a portion of net debt, the fair value of such debt will be above book value when prevailing interest rates are below the fixed rates being paid by the Group.

At both 31st December, 2001 and 31st December, 2000, interest rates were generally below the fixed rates being paid by the Group. As a consequence, the fair value of the Group's fixed interest rate instruments included a net unrecognised loss of €62.4 million (2000 : €47.3 million).

21 Guarantees

The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: €3,247.8 million in respect of loans, bank advances and future lease obligations, €122.5 million in respect of deferred acquisition consideration and €17.7 million in respect of other obligations.

Pursuant to the provisions of Section 17, Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of its wholly-owned subsidiary undertakings in the Republic of Ireland for the financial year to 31st December, 2001 and as a result such subsidiary undertakings have been exempted from the filing provisions of Section 7, Companies (Amendment) Act, 1986.

22 Capital grants

	2001 €m	2000 €m
At 1st January	17.3	18.8
Translation adjustment	–	0.1
Acquisitions/disposals	–	0.1
Received	0.1	–
	17.4	19.0
Released to Group profit and loss account	(1.7)	(1.7)
At 31st December	15.7	17.3

23 Provisions for liabilities and charges

	At 1st January 2001 €m	Acquisitions €m	Provided during year €m	Utilised during year €m	Reversed unused €m	Translation adjustment €m	At 31st December 2001 €m
Deferred taxation (i)	265.6	9.0	65.6	–	–	9.3	349.5
Insurance (ii)	125.7	1.0	68.7	(44.2)	(0.1)	4.5	155.6
Post-retirement obligations (iii)	21.1	(0.6)	3.8	(3.3)	(1.0)	0.7	20.7
Guarantees and warranties (iv)	18.9	1.0	6.0	(4.3)	(1.0)	0.9	21.5
Rationalisation and redundancy (v)	10.3	2.4	7.8	(6.5)	(1.3)	–	12.7
Environment and remediation (vi)	26.7	14.9	3.1	(1.7)	(0.3)	4.0	46.7
Other	53.5	3.3	41.3	(44.3)	(3.4)	(2.1)	48.3
Total	521.8	31.0	196.3	(104.3)	(7.1)	17.3	655.0

(i) Deferred taxation

	2001 €m
Deferred taxation represents the following total timing differences	
Fixed assets, principally depreciation	545.9
Stock relief	1.0
Other timing differences	(197.4)
	349.5

The disposal of freehold property at its revalued amount would not, under current legislation, give rise to any significant tax liability.

23 Provisions for liabilities and charges continued

(ii) Insurance

This provision relates to workers' compensation (employer's liability) and third party liabilities or claims covered under the Group's self-insurance schemes. Due to the time frame that is often involved in such claims, a significant part of this provision is subject to actuarial valuation. Where this is not appropriate, other external assessments are made.

(iii) Post-retirement obligations

These comprise provisions for post-retirement healthcare obligations and life assurance obligations in respect of certain current and former employees in the United States in addition to early retirement for certain senior executives throughout the Group. The method of accounting for these provisions is similar to that used for pension obligations. The early retirement provisions are calculated using assumptions broadly in line with those set out in note 31 relating to pensions, while the principal actuarial assumptions used in determining the required provisions are that healthcare costs will increase by 6% per annum.

(iv) Guarantees and warranties

Some products carry formal guarantees of satisfactory performance of varying periods following their purchase by customers. Provision is made for the estimated cost of honouring unexpired warranties. The expected timing of any payments under such guarantees and warranties is uncertain.

(v) Rationalisation and redundancy

These provisions relate to obligations under various rationalisation and redundancy programmes throughout the Group, none of which are individually material. The Group expects these provisions to be utilised within three years.

(vi) Environment and remediation

These provisions include obligations for site remediation and improvement costs to be incurred in compliance with local or national environmental regulations and best practice. These provisions are expected to be utilised within two to ten years.

24 Share capital

	Equity		*Non-equity*	
	Ordinary Shares of €0.32 each	**Income Shares of €0.02 each**	**5% Cumulative Preference Shares of €1.27 each**	**7% 'A' Cumulative Preference Shares of €1.27 each**
		(i)	**(ii)**	**(iii)**
Authorised	**€m**	**€m**	**€m**	**€m**
At 1st January	176.0	11.0	0.2	1.1
Increase 9th May	59.2	3.7	–	–
At 31st December	235.2	14.7	0.2	1.1
Number of Shares ('000)	735,000	735,000	150	872
Allotted, called-up and fully paid				
At 1st January	132.6	8.3	0.1	1.1
Rights Issue (iv)	33.2	2.1	–	–
Share options and share participation (v)	0.6	–	–	–
Shares issued in lieu of dividends (vi)	0.5	–	–	–
At 31st December	166.9	10.4	0.1	1.1
Number of Shares ('000)	521,408	521,408	50	872

24 **Share capital** continued

(i) Income Shares

The Income Shares were created on 29th August, 1988 for the express purpose of giving shareholders the choice of receiving dividends on either their Ordinary Shares or on their Income Shares (by notice of election to the Company which may be revoked). The Income Shares carried a different tax credit to the Ordinary Shares. The creation of the Income Shares was achieved by the allotment of fully paid Income Shares to each shareholder equal to his/her holding of Ordinary Shares but the shareholder is not entitled to an Income Share certificate, as a certificate for Ordinary Shares is deemed to include an equal number of Income Shares and a shareholder may only sell, transfer or transmit Income Shares with an equivalent number of Ordinary Shares. Income Shares carry no voting rights. Due to changes in Irish tax legislation since the creation of the Income Shares, dividends on the Company's Shares no longer carry a tax credit.

(ii) 5% Cumulative Preference Shares

The holders of the 5% Cumulative Preference Shares are entitled to a fixed cumulative preferential dividend at a rate of 5% per annum and priority in a winding up to repayment of capital, but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 5% Cumulative Preference Shares are payable half yearly on 15th April and 15th October in each year.

(iii) 7% 'A' Cumulative Preference Shares

The holders of the 7% 'A' Cumulative Preference Shares are entitled to a fixed cumulative preference dividend at a rate of 7% per annum, and subject to the rights of the holders of the 5% Cumulative Preference Shares, priority in a winding up to repayment of capital but have no further right to participate in profits or assets and are not entitled to be present or vote at general meetings unless their dividend is in arrears. Dividends on the 7% 'A' Cumulative Preference Shares are payable half yearly on 5th April and 5th October in each year.

(iv) Rights Issue

In March 2001, 103,622,311 new Ordinary Shares were issued at a price of €10.50 per share, to support the Group's ongoing development strategy and to broaden its investor base. The aggregate nominal value of the Shares placed was €35.3 million and the total consideration amounted to €1,088.0 million before issue expenses and stamp duty of €20.4 million.

(v) Share schemes

Share option schemes: Under the terms of the employees' share option schemes, options are exercisable at prices varying from €2.2754 / Stg£1.8097 to €18.28 / Stg£11.16. At 31st December, 2001, options over 19,097,434 shares had not yet been exercised. This figure includes options over 8,098,296 shares and 6,890,519 shares which can only be exercised after the expiration of three years and five years respectively from the dates of grant of those options and after specific EPS growth targets have been achieved.

Savings-related share option schemes: Under the terms of the savings-related share option schemes, options over 269,308 shares and 599,512 shares have been granted pursuant to three and five-year contracts respectively and are exercisable at prices of €15.39 and Stg£8.7719. The price at which the options were granted under the schemes represented a discount of 15% to the market price on the date of grant. These options are normally exercisable within a period of six months after the third or fifth anniversary of the contract, whichever is applicable. In accordance with UITF 17 'Employee share schemes', no stock compensation expense has been recorded in relation to savings-related share option schemes.

Share participation schemes: At 31st December, 2001, 4,003,830 Ordinary Shares had been appropriated to participation schemes. The Ordinary Shares appropriated pursuant to these Schemes were issued at market value on the dates of appropriation.

During the ten-year period commencing on 3rd May, 2000, the total number of Ordinary Shares which may be issued, in respect of the share option schemes, the savings-related share option schemes, the share participation schemes and any subsequent share option schemes, may not exceed 15% in aggregate of the issued Ordinary share capital from time to time.

(vi) Shares issued in lieu of dividends

In May 2001, 826,335 Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €17.31 per share, instead of part or all of the cash element of their 2000 final dividend. In November 2001, 580,073 Ordinary Shares were issued to the holders of Ordinary Shares who elected to receive additional Ordinary Shares at a price of €16.51 per share, instead of part or all of the cash element of their 2001 interim dividend.

25 Reserves

	Share premium account €m	Other reserves €m
Group		
At 1st January	**930.9**	**9.9**
Premium on shares issued	**1,092.2**	**–**
Expenses paid in respect of share issues	**(20.6)**	**–**
At 31st December	**2,002.5**	**9.9**

	Share premium account €m	Revaluation reserve €m	Profit and loss account €m
Company			
At 1st January	**935.0**	**41.5**	**56.4**
Premium on shares issued	**1,092.2**	**–**	**–**
Expenses paid in respect of share issues	**(20.6)**	**–**	**–**
Profit before taxation	**–**	**–**	**2.0**
Corporation tax	**–**	**–**	**(0.4)**
Dividends received from Group undertakings	**–**	**–**	**749.2**
Dividends	**–**	**–**	**(120.1)**
Currency translation effects on foreign currency net investments	**–**	**–**	**0.2**
At 31st December	**2,006.6**	**41.5**	**687.3**

In accordance with Section 3 (2) of the Companies (Amendment) Act, 1986, the profit and loss account of the Company has not been presented separately in these financial statements.

26 Reconciliation of movements in shareholders' funds

	2001 €m	2000 €m
At 1st January	**3,075.1**	2,201.7
Profit retained for the financial year	**462.0**	404.9
Currency translation effects:		
– on results for the year	**0.5**	(4.5)
– on foreign currency net investments	**83.5**	95.4
Issue of shares	**1,104.7**	366.8
Issued in lieu of dividends	**23.9**	18.2
Expenses paid in respect of share issues	**(20.6)**	(7.4)
Goodwill written-back on disposal (note 13 (i))	**6.3**	–
At 31st December	**4,735.4**	3,075.1

27 Minority shareholders' equity interest

	2001 €m	2000 €m
At 1st January	**35.7**	37.0
Profit on ordinary activities after taxation	**3.8**	4.6
Dividends paid and proposed	**(0.8)**	(0.5)
Arising on acquisition (mainly buyout of minority interests)	**(13.7)**	(6.2)
Preference shares issued by a subsidiary (note 12 (ii))	**109.2**	–
Translation adjustment	**0.9**	0.8
At 31st December	**135.1**	35.7

28 Reconciliation of operating profit to net cash inflow from operating activities

	2001 €m	2000 €m
Group operating profit	**934.4**	858.3
Depreciation	**436.1**	351.7
Goodwill amortisation	**59.2**	43.3
Capital grants released	**(1.7)**	(1.7)
Net movement on provisions during the year	**19.3**	(4.0)
Increase in working capital (note 17)	**(64.3)**	(79.1)
Net cash inflow from operating activities	**1,383.0**	1,168.5

29 Acquisition of subsidiary undertakings

The principal acquisitions during 2001, none of which is large enough to warrant separate disclosure as a material acquisition for the Group, were:

Britain & Northern Ireland

Materials Division: Tyrone Brick.

Products & Distribution Division: Kevington Building Products.

Mainland Europe

Materials Division: 8 bolt-on aggregate and readymix businesses in Finland and PRD Budostal in Poland.

Products & Distribution Division: La Société Beton Moulé Industriel, Buscaglia and the buyout of Prefaest in France; Gefinex, including a 49% stake in Gefinex Jackon, in Germany; Zoontjens, Cox Bouwmarkten, Bos Bouwstoffen and Karwei Gorinchem in the Netherlands; Gamma Aalst in Belgium and ThermiSol in the Nordic countries.

The Americas

Materials Division: Mount Hope Rock Products in New Jersey; County Asphalt in New York; Fuller Sand & Gravel in Vermont; Hallett Materials and Des Moines Asphalt in Iowa; Foss Lewis & Sons Construction and certain assets of Hanson and US Aggregates in Utah; Wenatchee Sand & Gravel and Central Washington Concrete in Washington; Klett Construction and Thompson Asphalt Products in Michigan; Pennsylvania Lime in Pennsylvania; and Tri-County Limestone and Hardin Quarry in Ohio.

Products & Distribution Division: Big M of Culpeper in Virginia; certain assets of Unicon in the Carolinas; Best Block South and W.R. Bonsal in the Southeast; Global Clay Products in Illinois; S&S Glass Specialties in Ohio; New Basis Toccoa in Georgia; certain assets of AFCO in Long Island and United Builders Supply in New England.
Décor Precast, Blue Circle Canada and the buyout of Groupe Permacon in Canada.

29 **Acquisition of subsidiary undertakings** continued

	2001 €m	2000 €m
Tangible assets	**496.4**	1,088.9
Financial assets	**27.6**	28.6
Stocks	**71.3**	141.7
Debtors	**134.4**	350.0
Creditors	**(106.9)**	(255.5)
Taxation, including deferred taxation	**(8.4)**	(77.0)
Provisions	**(22.0)**	(24.7)
Capital grants	**–**	(0.1)
Minority shareholders' equity interest	**13.7**	6.2
Net assets acquired at fair value	**606.1**	1,258.1
Goodwill arising on acquisition	**236.5**	348.9
Consideration	**842.6**	1,607.0
Satisfied by		
Cash payment	**747.6**	1,695.0
Cash acquired on acquisition	**(22.6)**	(226.2)
Bank overdrafts assumed on acquisition	**23.7**	79.8
Net cash outflow	**748.7**	1,548.6
Loans and finance leases, net of liquid resources, acquired on acquisition	**66.1**	(12.1)
Deferred acquisition consideration	**27.8**	70.5
	842.6	1,607.0

Fair values on acquisition

The fair values were calculated as follows

	Acquisitions completed in 2001			**Adjustments**	
	Book values €m	**Revaluation €m**	**Accounting policy alignment €m**	**to Jura Group *provisional* fair values €m**	***Fair* values €m**
Fixed assets	**285.7**	**216.6**	**–**	**21.7**	**524.0**
Working capital	**126.9**	**(0.5)**	**(20.1)**	**(7.5)**	**98.8**
Provisions	**(4.8)**	**–**	**0.7**	**(17.9)**	**(22.0)**
Taxation, including deferred taxation	**(2.7)**	**(0.6)**	**0.5**	**(5.6)**	**(8.4)**
Minority shareholders' equity interest	**10.2**	**–**	**–**	**3.5**	**13.7**
	415.3	**215.5**	**(18.9)**	**(5.8)**	**606.1**

No provisions were made in respect of reorganisation, redundancies or related asset write-downs in the twelve months preceding the effective dates of acquisition.

The fair values set out above include provisional valuations for certain acquisitions completed in 2001; any eventual *revisions to these provisional values will be reflected in the 2002 financial statements.*

29 Acquisition of subsidiary undertakings continued

The Jura Group

The acquisition of the Jura Group was completed on 30th November, 2000. It had not been possible to complete the investigation for determining fair values for this acquisition by 5th March, 2001 and accordingly estimated fair values were used in the financial statements for the year ended 31st December, 2000. The final fair value adjustments incorporated during 2001 are set out below.

	Provisional values at 31st December, 2000 €m	Revaluation €m	Accounting policy alignment €m	Final fair value €m
Fixed assets	286.9	21.7	–	308.6
Working capital	108.8	(0.6)	(6.9)	101.3
Provisions	(20.1)	(17.9)	–	(38.0)
Taxation, including deferred taxation	(38.7)	(5.6)	–	(44.3)
Minority shareholders' equity interest	(6.9)	3.5	–	(3.4)
	330.0	1.1	(6.9)	324.2
Goodwill	–	–	–	–
Consideration	330.0	1.1	(6.9)	324.2

30 Operating leases

Operating lease rentals (charged before arriving at operating profit)	2001 €m	2000 €m
Hire of plant and machinery	52.7	45.3
Other operating leases	65.4	55.9
	118.1	101.2

Annual commitments under operating leases which expire	Land and buildings €m	Other leases €m
Within one year	4.9	9.1
After one but within five years	25.2	25.7
After five years	15.5	2.9
	45.6	37.7

31 Pensions

The Group operates either defined benefit or defined contribution pension schemes in all its operating areas, with the exception of Spain, France, Poland and South America. Scheme assets are held in separate trustee administered funds.

Total pension costs for the year amounted to €95.8 million (2000 : €76.4 million) of which €46.1 million (2000 : €39.7 million) was paid in respect of defined contribution schemes.

The pension costs relating to the Group's defined benefit schemes are assessed in accordance with the advice of independent qualified actuaries. In Ireland and Britain, either the entry age or aggregate methods are used to assess pension costs, while in the Netherlands and the United States, the projected unit credit method is used. The actuarial valuations range from April 1997 to December 2001.

The assumptions which have the most significant effect on the results of the actuarial valuations are those relating to the rate of return on investments and the rate of increase in remuneration and pensions. It was assumed that the rate of return on investments would, on average, exceed annual remuneration increases by 2% and pension increases by 3% per annum.

The market value of the Group's defined benefit schemes as at 31st December, 2001 totalled €1,377.6 million, and at the dates of the most recent actuarial valuations, all but four of the schemes had a surplus on a current funding level basis; the combined deficiency of €5.1 million in these four schemes, which have combined assets of €120.2 million, is being funded over the weighted average service lives of the members. After allowing for expected future increases in earnings and pensions in payment, the valuations indicated that the actuarial value of total scheme assets was sufficient to cover 100% of the benefits that had accrued to the members of the combined schemes as at the valuation dates.

31 Pensions continued

At the year-end, €53.6 million (2000 : €44.2 million) was included in creditors in respect of pension liabilities and €5.7 million (2000 : €3.9 million) was included in debtors in respect of pension prepayments.

In general, actuarial valuations are not available for public inspection; however, the results of valuations are advised to members of the various schemes.

Financial Reporting Standard 17 - Retirement Benefits

A new accounting standard, Financial Reporting Standard 17 - Retirement Benefits (FRS 17), was issued by the Accounting Standards Board in November 2000 and represents a significant change in the method of accounting for pension costs compared with the previous rules as set out in SSAP 24. The new accounting rules prescribed by FRS 17 do not become mandatory for the Group until 2003 and, while early adoption is permitted, the Group has elected to avail of the transitional provisions outlined in the standard, which for 2001, permit the use of the SSAP 24 regulations for determining pension cost but require the additional disclosure of the balance sheet impact of the adoption of FRS 17 as at 31st December, 2001.

The Group operates defined benefit pension schemes in Ireland, Britain and Northern Ireland, the Netherlands, Switzerland and the US. The valuations employed for FRS 17 disclosure purposes have been updated by the various schemes' independent and qualified actuaries to take account of the requirements of the new accounting standard in order to assess the liabilities of the combined defined benefit pension schemes as at 31st December, 2001. The valuations have been completed using the projected unit method.

Financial assumptions

Scheme liabilities:

The major long-term assumptions used by the Group's actuaries to calculate scheme liabilities under FRS 17 as at 31st December, 2001 are as follows:

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	US
Rate of increase in salaries	4%	4.5%	4%	2.25%	4.5%
Rate of increase in pensions in payment	2%	3%	2%	1.5%	–
Inflation	2%	2.5%	2%	1.5%	2.5%
Discount rate	5.75%	5.75%	5.75%	4%	7%

Scheme assets:

The long-term rate of return expected at 31st December, 2001, analysed by class of investment, is as follows:

	Republic of Ireland	Britain & N. Ireland	Netherlands	Switzerland	US
Equities	8.5%	8%	8.5%	6.5%	9%
Bonds	5.5%	5%	5.5%	4%	7%
Property	7%	7%	7%	4%	7%
Other	4.5%	4.5%	4.5%	2.5%	3%

The net pension asset as at 31st December, 2001 is analysed as follows:

	Republic of Ireland €m	Britain & N. Ireland €m	Netherlands €m	Switzerland €m	US €m	Total €m
Equities	448.6	219.0	42.1	48.7	86.6	845.0
Bonds	112.2	106.5	33.2	72.7	52.7	377.3
Property	59.3	–	–	28.7	–	88.0
Other	9.9	3.0	0.5	23.2	30.7	67.3
Total market value of assets	630.0	328.5	75.8	173.3	170.0	1,377.6
Actuarial value of liabilities	(440.6)	(386.6)	(92.6)	(157.6)	(186.3)	(1,263.7)
Recoverable surplus/(deficit) in schemes	189.4	(58.1)	(16.8)	15.7	(16.3)	113.9
Related deferred tax asset/(liability)	(18.9)	17.4	5.9	(5.5)	6.5	5.4
Net pension asset/(liability)	170.5	(40.7)	(10.9)	10.2	(9.8)	119.3

31 **Pensions** continued

	Total €m
Net assets	
Total Group net assets excluding pension asset	4,870.5
Pension asset	119.3
Total Group net assets including pension asset	4,989.8
Reserves	
Profit and loss account excluding pension asset	2,544.5
Pension asset	119.3
Profit and loss account including pension asset	2,663.8

Impact of FRS 17 on reported profit for 2001

The following is a pro-forma indication of the impact on the Group profit and loss account for 2001 if the Group had implemented FRS 17 in full for the year ended 31st December, 2001:

	SSAP 24 pension expense €m	Total net pension cost under FRS 17 €m	Incremental profit impact of FRS 17 €m
Impact on Group operating profit			
Pension cost/current service cost	95.8	100.3	(4.5)
Past service cost (benefit enhancements)	–	8.1	(8.1)
Total operating charge	95.8	108.4	(12.6)
Impact on other finance income			
Expected return on pension scheme assets	–	93.5	93.5
Interest on pension scheme liabilities	–	(65.8)	(65.8)
Net return	–	27.7	27.7
Total net impact on reported profits	95.8	80.7	15.1

32 **Board approval**

The Board of Directors approved the financial statements on 4th March, 2002.

Materials: Europe

Incorporated and operating in	% held	Products and services
Britain & Northern Ireland		
Farrans Limited (trading as Farrans (Construction), Ready Use Concrete, R.J. Maxwell & Son, Scott)	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, precast concrete, concrete products, rooftiles, building and civil engineering contracting
Premier Cement Limited	100	Marketing and distribution of cement
T.B.F. Thompson (Properties) Limited	100	Property development
Tyrone Brick Limited	100	Brick manufacture
Finland		
Finnsementti Oy	100	Cement
Lohja Rudus Oy Ab	100	Aggregates and readymixed concrete
Poland		
B-Complex S.A.	69.60	Readymixed concrete and concrete paving
Behaton Sp. z o.o.	99.96	Readymixed concrete and concrete paving
Bosta Beton Sp. z o.o.	80.98	Readymixed concrete
Cementownia Ożarów S.A.	100	Cement
Cementownia Rejowiec S.A.	100	Cement
Drogomex Sp. z o.o.	99.92	Asphalt paving
Faelbud S.A.	97.28	Readymixed concrete, concrete products and concrete paving
Holding Cement Polski S.A.	100	Holding company
Mirbud Sp. z o.o.	91.35	Readymixed concrete, concrete products and concrete paving
O.K.S.M.	99.29	Aggregates
Polbet S.A.	82.26	Concrete paving
Prefabet Kozienice S.A.	74.08	Concrete products
Republic of Ireland		
Irish Cement Limited	100	Cement
Premier Periclase Limited	100	High quality seawater magnesia
Roadstone-Wood Group		
Breton Roecrete Limited	100	Prestressed concrete flooring and precast concrete
Clogrennane Lime Limited	100	Burnt and hydrated lime
John A. Wood Limited	100	Aggregates, concrete products, asphalt, agricultural and chemical limestone and readymixed concrete
Ormonde Brick Limited	100	Clay brick
Roadstone Dublin Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, contract surfacing and concrete blocks
Roadstone Provinces Limited	100	Aggregates, readymixed concrete, mortar, coated macadam, asphalt, contract surfacing, concrete blocks and rooftiles
Spain		
Beton Catalan Group		
Beton Catalan s.a.	100	Readymixed concrete
Cabi s.a.	100	Cementitious materials
Cantera de Aridos Puig Broca s.a.	100	Aggregates
Explotacion de Aridos Calizos s.a.	100	Aggregates
Formigo i Bigues s.a.	100	Aggregates
Formigons Girona s.a.	100	Readymixed concrete and precast concrete products
Suberolita s.a.	100	Readymixed concrete and precast concrete products
Tamuz s.a.	100	Aggregates
Switzerland		
JURA-Holding	100	Cement, aggregates and readymixed concrete
Ukraine		
Podilsky Cement	75.86	Cement

Products & Distribution: Europe

Incorporated and operating in	% held	Products and services
Belgium		
Marlux nv	100	Decorative concrete paving
Omnidal nv	100	Precast concrete wall and floor elements
Remacle sa	100	Precast concrete products
Schelfhout nv	100	Precast concrete wall elements
Britain & Northern Ireland		
Cox Building Products Limited	100	Domelights, ventilation systems and continuous rooflights
CRH Fencing Limited	100	Security fencing
Forticrete Limited	100	Concrete masonry products and rooftiles
Ibstock Brick Limited	100	Clay brick
Springvale EPS Limited	100	EPS insulation and packaging
Denmark		
ThermiSol A/S	100	EPS insulation
Finland		
ThermiSol Oy	100	EPS insulation
France		
Béton Moulé Industriel sa	100	Precast concrete products
Buscaglia sa*	100	Builders merchants
Matériaux Service sa*	100	Builders merchants
Raboni sa*	100	Builders merchants

Products & Distribution: Europe continued

Incorporated and operating in	% held	Products and services
Germany		
AKA Ziegelwerke GmbH & Co KG*	100	Clay brick, pavers and rooftiles
Brakel Aero GmbH	100	Rooflights, glass roof structures and ventilation systems
Gefinex GmbH	94.9	PE insulation
Greschalux GmbH	100	Domelights and ventilation systems
Heras Deutschland GmbH	100	Security fencing
JET Kunststofftechnik GmbH	100	Domelights, ventilation systems and continuous rooflights
Netherlands		
Clay bricks		
CRH Kleiwaren bv	100	Holding company
Kleiwarenfabriek Buggenum bv	100	Clay brick
Kleiwarenfabriek Façade Beek bv	100	Clay brick
Kleiwarenfabriek Joosten Kessel bv	100	Clay brick
Kleiwarenfabriek Joosten Wessem bv	100	Clay brick
Kooy Bilthoven bv	100	Clay brick
Concrete products		
Dycore bv	100	Concrete flooring elements
Struyk Verwo bv	100	Concrete paving products
Security fencing		
Heras Hekwerk bv	100	Security fencing
Merchanting and retailing		
Garfield Aluminium bv	100	Aluminium stockholding
Kelders Dakmaterialen bv	100	Roofing materials merchant
Syntec bv	100	Locksmiths, tools and ironmongery
Van Neerbos Bouwmaterialen bv	100	Builders merchants
Van Neerbos Bouwmarkten bv	100	DIY stores
Van Neerbos Bouwmaten bv	100	Cash & Carry building materials
Rooflights & ventilation		
BIK Bouwprodukten bv	100	Domelights and continuous rooflights
Brakel/Atmos bv	100	Glass roof structures, continuous rooflights and ventilation systems
Kimmenade Nederland bv	100	Seamless roofing systems
Vaculux bv	100	Domelights
Poland		
CERG Sp. z o.o.	51	Clay brick
CRH Klinkier Sp. z o.o.	100	Clay brick
GenBud S.A.	56	Builders merchants
Gozdnickie Zaklady Ceramiki Betowlanej Sp. z o.o.	100	Clay brick
Patoka Industries Sp. z o.o.	99.19	Clay brick
Termo Organika S.A.*	100	EPS insulation
Republic of Ireland		
Aerobord Limited	100	EPS insulation and packaging
Sweden		
ThermiSol AB	100	EPS insulation
Switzerland		
Richner AG	100	Builders merchants

Materials: The Americas

Incorporated and operating in	% held	Products and services
United States		
Oldcastle Materials, Inc.	100	Management company
Callanan Industries, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
CPM Development Corporation	100	Aggregates, asphalt, readymixed concrete, prestressed concrete and related construction activities
Cundy Asphalt Paving Corporation, Inc.	100	Aggregates, asphalt and related construction activities
Dolomite Products Co, Inc.	100	Aggregate, asphalt and readymixed concrete
Evans Construction Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
Hills Materials Company	100	Aggregates, asphalt, readymixed concrete and related construction activities
Oldcastle Iowa, Inc.	100	Aggregates, asphalt and related construction activities
Oldcastle MMG, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Oldcastle SW Group, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Pennsy Supply, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Pike Industries, Inc.	100	Aggregates, asphalt and related construction activities
P.J. Keating Company	100	Aggregates, asphalt and related construction activities
Thompson-McCully Enterprises Company, Inc.	100	Aggregates, asphalt and related construction activities
Tilcon Capaldi, Inc.	100	Aggregates, asphalt and related construction activities
Tilcon Connecticut, Inc.	100	Aggregates, asphalt, readymixed concrete and related construction activities
Tilcon New York, Inc.	100	Aggregates, asphalt and related construction activities
The Shelly Company	100	Aggregates, asphalt and related construction activities

Products & Distribution: The Americas

Incorporated and operating in	% held	Products and services
Argentina		
Canteras Cerro Negro S.A.	98.27	Clay rooftiles, wall tiles and floor tiles
CRH Sudamericana S.A.	100	Management company
Superglass S.A.	100	Fabricated and tempered glass products
Canada		
Oldcastle Building Products Canada, Inc. (trading as Groupe Permacon, Décor Precast, Armourguard Glass Products, Wescan, Synertech Moulded Products)	100	Masonry, patio and hardscape products, fabricated and tempered glass products, polymer concrete utility trenches and boxes

Products & Distribution: The Americas

Incorporated and operating in	% held	Products and services
United States		
CRH America, Inc.	100	Holding company
Oldcastle, Inc.	100	Holding company
Oldcastle Building Products, Inc.	100	Holding company
Architectural Products Group		
American Stone Mix	100	Pre-mixed products
Big River Industries, Inc.	100	Lightweight aggregate and fly-ash
Bonsal American, Inc. (trading as W. R. Bonsal)	100	Pre-mixed products
CCI Manufacturing, Inc. (trading as Custom-Crete, Nova Concrete Express)	100	Specialty stone products and concrete
Glen-Gery Corporation	100	Clay brick
Oldcastle Architectural, Inc.	100	Holding company
Oldcastle APG Midwest, Inc. (trading as Akron Brick & Block, 4D, Miller Material Co., Schuster's Building Products)	100	Masonry, hardscape and patio products
Oldcastle APG National, Inc. (trading as Alwine Block, Arthur Whitcomb, Balcon, Betco Block, Big "M" of Culpeper, Domine Builders Supply, Foster-Southeastern, Gomoljak, Lehigh Valley Block, Oldcastle Easton, Rochester Block & Products, Trenwyth Industries)	100	Specialty masonry, hardscape and patio products
Oldcastle APG South, Inc. (trading as Adams Products, Big Rock Building Products, Bosse Concrete Products, Eagle-Cordell Concrete, Goria Enterprises, Jewell Concrete Products, Keystone Group)	100	Masonry, pavers and patio products
Oldcastle APG West, Inc. (trading as Amcor Masonry Products, Central Pre-Mix Concrete Products, Sakrete of the Pacific Northwest, Sierra Building Products, Superlite Block, Young Block)	100	Masonry, landscaping and patio products
Oldcastle Concrete Designs, Inc.	100	Specialty concrete products
Oldcastle Westile, Inc.	100	Concrete rooftile and pavers
Distribution Group		
Allied Building Products Corp. (trading as Allied Building Products, Keystone Builders Supply, United Builders Supply)	100	Distribution of roofing, siding and related products
Glass Group		
Oldcastle Glass, Inc.	100	Fabricated and tempered glass products
Precast Group		
Oldcastle Precast, Inc. (trading as Utility Vault, Amcor Precast, Brooks Products, Rotondo Precast, NC Products, Cloud Concrete Products, Spancrete Northeast, Superior Concrete, W.R. White, Strescon Industries, Cayuga Concrete Pipe, Kerr Concrete Pipe, AFCO Precast, Chase Precast, Thorn Orwick, Cal Pipe)	100	Precast concrete products, prestressed plank and structural elements

Materials: Europe

Incorporated and operating in	% held	Products and services
Israel		
Mashav Initiating and Development Limited	25	Cement
Republic of Ireland		
Kemek Limited*	50	Commercial explosives and

Products & Distribution: Europe

Incorporated and operating in	% held	Products and services
Germany		
Gefinex Jackon GmbH	49	XPS insulation
Netherlands		
Bouwmaterialenhandel de Schelde bv	50	DIY stores
Eclips Bouwmarkten bv	50	DIY stores
EcoTherm bv	50	Polyurethane insulation
Portugal		
Modelo Distribuição de Materiais de Construção sa	50	Cash & Carry building materials
Republic of Ireland		
Williaam Cox Ireland Limited	50	Continuous rooflights and glass constructions

Materials: The Americas

Incorporated and operating in	% held	Products and services
United States		
Buckeye Redi Mix, LLC*	45	Readymixed concrete
White Rock Quarry, LLC	50	Aggregates

Products & Distribution: The Americas

Incorporated and operating in	% held	Products and services
Chile		
Vidrios Dell Orto, S.A.	49.95	Glass refabricator
United States		
Architectural Products Group		
Stable Earth Holdings, LLC	50	Specialty masonry products

* Audited by firms other than Ernst & Young

Pursuant to Section 16 of the Companies Act, 1986, a full list of subsidiaries and joint ventures will be annexed to the Company's Annual Return to be filed in the Companies Registration Office in Ireland.

MANAGEMENT

Senior Group Staff

Paul Barry
Internal Audit Director

Maeve Carton
Group Controller

Jack Golden
Human Resources Director

Myles Lee
General Manager Finance

Angela Malone
Company Secretary

Rossa McCann
Group Treasurer

Jim O'Brien
Group Technical Advisor

Éimear O'Flynn
Group Planning Manager

Pat O'Shea
Group Taxation Manager

Ronan Tierney
Investor Relations Manager

Europe

Materials

Brian Griffin
Managing Director

Albert Manifold
Business Development Director

Neillus McDonnell
Finance Director

Tony Macken
Business Development Manager

Declan Doyle
Managing Director
CRH Poland

Tony O'Loghlen
Managing Director
CRH Ireland

Henry Morris
Regional Director
Switzerland & Finland

Máirtín MacAodha
Regional Director
Middle East

Finland

Aulis Miettunen
Managing Director
Finnsementti

Lauri Ratia
Managing Director
Lohja Rudus

Ireland

Donal Dempsey
Managing Director
Roadstone Dublin

Leo Grogan
Managing Director
Premier Periclase

Michael Grogan
Managing Director
Roadstone Provinces

John Hogan
Managing Director
John A. Wood

Jim Nolan
Managing Director
Irish Cement

Noel Quinn
Managing Director
Farrans

Farrans Divisional Directors
Ralph Clarke
John Gillvray
William McNabb
Graham McQuillan

Poland

Eamon Geraghty
President
Holding Cement Polski

Andrzej Ptak
President
Cementownia Ożarów

Spain

Sebastia Alegre
Managing Director
CRH Spain

Josep Masana
Chief Financial Officer

Divisional Director
Josep Perxas

Switzerland

Divisional Directors
Urs Sandmeier
Martin Glarner

The Americas

Michael O'Driscoll
Chief Financial Officer

Gary Hickman
Vice President Tax & Compliance

Materials

North America

Tom Hill
Chief Executive Officer

Mark S. Towe
President & Chief Operating Officer

Glenn A. Culpepper
Chief Financial Officer

Frank Heisterkamp
Vice President Development

Michael Brady
Vice President Development

Joseph A. Abate
Chairman
Tilcon Group

Carmine Abate
President
Tilcon – Connecticut

Don Eshleman
President
Mid-Atlantic Group

Chris Madden
President
New York State Group

Mike Murphy
Chairman
Northwest Group

Dan Murphy
President
Northwest Group

Val Staker
President
Mountain Group

Ken Nesbitt
President
Southwest Group

John Parson
President
Jack B. Parson

Randy Pike
President
Pike Group

Bill Sandbrook
President
Tilcon – New York

Bob Thompson
Chairman
Thompson-McCully

Dennis Rickard
President
Thompson-McCully

Mark Shelly
President
Shelly Group

Jim Rasmussen
Chairman
Iowa Group

Kurt Rasmussen
President
Iowa Group

Products & Distribution

Brian Hill
Group Managing Director

Rudy Aertgeerts
Vice President Development

Philippe Dénécé
Vice President Finance

Ivan Kingston
Vice President Development

Michael Stirling
Human Resources Director

Clay products

Ibstock Brick

Liam Hughes
Managing Director

Geoff Bull
Finance Director

Martyn Clamp
Operations Director

Mainland Europe

Jan van Ommen
Product Group Director

Aidan Grimes
Finance/Development Director

Concrete products

Máirtín Clarke
Product Group Director

Edwin Nijman
Finance Director

Edwin van den Berg
Development Director

Gert Vermeiden
Business Development Advisor

Cees Wortel
Business Development Advisor

Jan van Dongen
Managing Director
Dycore

Ruddy Frans
Managing Director
Omnidal

Chris Schelfhout
Managing Director
Schelfhout

Wayne Sheppard
Managing Director
Forticrete

Marc St. Nicolaas
Managing Director
Struyk Verwo

Dirk Vael
Managing Director
Marlux

Michel Welters
Managing Director
Utility Products

Denis Diot
Managing Director
BMI-Prefaest

Bernard Hermant
Managing Director
Remacle

Distribution

Stephan Nanninga
Product Group Director

Kees van der Drift
Finance/Development Director

Emiel Hopmans
Managing Director
DIY Benelux

Anton Huizing
Managing Director
Merchants Nederland

Wim van Deelen
Managing Director
Garfield Aluminium

Erik de Groot
Managing Director
Syntec

Arnold Jansen
Managing Director
Van Neerbos Bouwmaten

Jos de Nijs
Managing Director
Kelders Roofing Materials

Mark van Ommen
Managing Director
Van Neerbos Builders Merchants

Thibaut d'Aligny
Managing Director
Matériaux Service

Louis Bruzi
Managing Director
Raboni

Heinz Burkart
Managing Director
Richner AG

Miecszyslaw Hauswirt
Managing Director
GenBud

Anibal Victorinos Ramos
Managing Director
Max∘Mat

Building products

Les Tench
Product Group Director

Erwin Thys
Finance/Development Director

Erik Bax
Managing Director
Fencing & Security

Paul van der Horst
Managing Director
Roofing Products

Gerben Stilma
Managing Director
Daylight & Ventilation

Kees Verburg
Managing Director
Insulation

Des Clinton
Managing Director
EPS Ireland/Poland

Peter Cooke
Managing Director
EPS UK/Nordic Countries

Shaun Gray
Managing Director
XPS/PE/PUR/PIR

Products & Distribution

John L. Wittstock
Chief Executive Officer

Nelson Gibson
Vice President Development

Dan Krug
Vice President Human Resources

North America

Architectural Products

Joe McCullough
Chief Executive Officer

Doug Black
President & Chief Operating Officer

Alex Frelier
Robert McNally
Marty Sedwick
Vice Presidents Development

Tom Solberg
Vice President Operations

Paul Valentine
Vice President Finance

Bertin Castonguay
President
APG Canada

Tim Friedel
President
APG West

Keith Haas
President
APG South

Pat O'Sullivan
President
APG National

Michael Wojno
President
APG Midwest

Steve Matsick
President
Glen-Gery

Glass

Ted Hathaway
President & Chief Executive

Dominic Maggiano
Chief Financial Officer

Jim Avanzini
Group President

Roy Orr
Group President

Kevin Schulz
Region President

Dale Sensing
Region President

Precast

Jim Schack
President & Chief Executive Officer

Dave Steevens
Vice President Development

Bob Quinn
Vice President Finance

Tom Conroy
President
Northeast Division

Pete Kelly
President
Southeast Division

Ray Rhees
President
Central Division

Mark Schack
President
Western Division

David Shedd
President
Communication Division

Distribution

Bob Feury
Chairman

Michael Lynch
President & Chief Executive Officer

Robert Feury Jr.
Chief Operating Officer

Greg Bloom
Vice President

Regional Managers
John Fetherman
John McLaughlin
Ray Steele
Ed Szalkiewicz

Brian Reilly
Chief Financial Officer

John DeYoung
Director of Development

South America

Juan Carlos Girotti
Managing Director
CRH Sudamericana
Canteras Cerro Negro

Argentina

Ricardo Garbesi
Managing Director
Superglass

Alejandro Javier Bertrán
Business Development Manager

Diego Enrique Carnevale
Business Development Manager

Chile

Bernardo Alamos
Joint Managing Director
Vidrios Dell Orto

Claudio Rivera
Joint Managing Director
Vidrios Dell Orto

Dividend payments

An interim dividend of 6.75 cent, with scrip alternative, was paid in respect of Ordinary and Income Shares on 9th November, 2001.

A final dividend of 16.25 cent, if approved, will be paid in respect of Ordinary and Income Shares on 13th May, 2002. A scrip alternative will be offered to shareholders.

Dividend Withholding Tax ("DWT") must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company's Registrars. DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of Income Tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT and have been sent the relevant form. Further copies of the form may be obtained from Capita Corporate Registrars Plc. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the record date for a dividend. Individuals who are resident in Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to a bank account, by electronic funds transfer, should contact Capita Corporate Registrars Plc to obtain a mandate form. Tax vouchers will be sent to the shareholder's registered address under this arrangement.

Dividends are paid in euro. In order to avoid costs to shareholders, dividends are paid in Sterling and US Dollars to shareholders resident in the UK and the US respectively, unless they require otherwise.

Dividends in respect of 5% Cumulative Preference Shares are paid half-yearly on 15th April and 15th October.

Dividends in respect of 7% 'A' Cumulative Preference Shares are paid half-yearly on 5th April and 5th October.

CREST

Transfer of the Company's shares takes place through the CREST settlement system. Shareholders have the choice of holding their shares in electronic form or in the form of share certificates.

On 4th March, 2002 a total of 467,327,342 Ordinary Shares (89.62% of the total in issue) in 6,850 accounts (28.70% of the total number of accounts) were held in uncertificated form in CREST compared with 54,114,495 Ordinary Shares in 17,016 accounts held in certificated form.

Share price data

		2001	2000
		€	€
Share price at 31st December		**19.83**	18.05*
Market capitalisation		**10.3bn**	8.2bn
Share price movement			
during the year:	- high	**21.95**	19.99*
	- low	**14.45**	14.53*

* Per share amounts for 2000 have been restated for the bonus element of the 1 for 4 Rights Issue in March 2001.

Shareholdings as at 31st December, 2001

Ownership of Ordinary Shares

Category	Number of shares held '000	% of total
Individuals	42,875	8.22
Nominees	457,170	87.68
Insurance companies	4,149	0.80
Other corporate bodies	12,168	2.33
Pension funds	5,046	0.97
	521,408	100

Holdings	Number of accounts	% of total
1 - 1,000	13,745	56.88
1,001 - 10,000	8,946	37.02
10,001 - 100,000	1,223	5.06
100,001 - 1,000,000	196	0.81
Over 1,000,000	55	0.23
	24,165	100

Stock Exchange listings

CRH registered shares have a primary listing on both the Irish and London Stock Exchanges and its ADRs are listed on NASDAQ in the US.

Financial calendar

Announcement of final results for 2001	5th March, 2002
Ex-dividend date	13th March, 2002
Record date for dividend	15th March, 2002
Latest date for receipt of scrip forms	26th April, 2002
Annual General Meeting	8th May, 2002
Dividend payment date and first day of dealing in scrip dividend shares	13th May, 2002
Announcement of interim results for 2002	3rd September, 2002

Registrars

Enquiries concerning shareholdings should be addressed to:

Capita Corporate Registrars Plc,
P.O. Box 7117, Dublin 2.
Telephone: +353 (0) 1 810 2400
Fax: +353 (0) 1 810 2422

CRH shares are traded in the US on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") in the form of American Depositary Shares ("ADSs") and held in the form of American Depositary Receipts ("ADRs"). The ticker symbol is CRHCY. The administration of the ADRs is handled by Citibank, N.A. of New York. Each ADS represents one Ordinary Share of the Company.

CRH will be filing an Annual Report on Form 20-F in respect of the year ended 31st December, 2001 with the Securities and Exchange Commission (SEC). This report is available to shareholders when filed and copies will be supplied on application to the Secretary.

The consolidated financial statements on pages 48 to 78 are prepared in accordance with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP").

Irish GAAP, which are consistent with accounting principles generally accepted in the United Kingdom, differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). The adjustments necessary to state net income and shareholders' equity under US GAAP are shown in the table on page 88.

(i) Accounting for derivative instruments and hedging activities

In June 1998, the US Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 requires that, for US GAAP purposes only, all derivatives be recognised on the balance sheet at fair value. Derivatives which are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through income, or recognised in the statement of other comprehensive income until the hedged item is recognised in income. The ineffective portion of a derivative's change in fair value is immediately recognised in income. The adoption of SFAS 133 on 1st January, 2001 resulted in €16.9 million, the cumulative effect of the accounting change, being charged against income in 2001 under US GAAP. The cumulative effect on other comprehensive income was €24.8 million.

(ii) Stock-based employee compensation expense

Under the terms of the Group's employee share option schemes, as described in note 24 to the financial statements, options can only be exercised after the expiration of three years or five years from the dates of grant and after specific EPS growth targets have been achieved. The number of shares that may be acquired by employees is therefore not fully determinable until after the date of the grant, and accordingly the share option schemes are variable plans within the meaning of the US Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under Irish GAAP, such employee options do not currently result in charges against income.

US GAAP, as set forth in SFAS 123 "Accounting for Stock-Based Compensation", encourage, but do not require, companies to adopt a fair value approach to valuing share options that would require compensation cost to be recognised based on the fair value of share options granted.

The Group has elected, as permitted by SFAS 123, to follow the intrinsic value based method of accounting for share options as set out in APB 25. Compensation expense is booked to income each period from the date of grant, or the date on which achievement of the EPS growth targets is deemed probable, if later, to the "date of measurement" based on the difference between the price an employee must pay to acquire the shares underlying the option and the quoted market price of the shares at the end of each period. The "date of measurement" is the first date on which the relevant EPS growth targets have been achieved.

(iii) Goodwill

With effect for accounting periods ended on or after 23rd December, 1998, Irish GAAP require goodwill to be capitalised and amortised periodically against income. This is consistent with current US GAAP (see paragraph below referring to SFAS 141 and SFAS 142 issued by the FASB in June 2001). As permitted by Irish GAAP, all goodwill written-off prior to the 1998 financial year against equity reserves under the Group's former accounting policy remains eliminated against those reserves and has not been reinstated in the Group balance sheet. This is not permitted under US GAAP, and accordingly an adjustment is required under US GAAP to capitalise and amortise periodically through the income statement all goodwill eliminated against shareholders' equity. For the purposes of this reconciliation, a useful life of 40 years has been adopted for goodwill arising prior to 1998.

In June 2001, the FASB issued SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets", both of which are effective for fiscal years beginning after 15th December, 2001. Under the new rules, goodwill will no longer be amortised under US GAAP, but will be subject to annual impairment tests in accordance with the Statements. Under the transitional arrangements set out in SFAS 142, goodwill arising on acquisitions completed after 30th June, 2001 has not been amortised for US GAAP purposes, and the goodwill adjustment in the reconciliation on page 88 includes a reduction of €2.9 million to the goodwill amortisation charge under Irish GAAP in respect of these acquisitions.

The Group will apply the new rules on accounting for goodwill and other intangible assets beginning 1st January, 2002. During 2002, the Group will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of 1st January, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Group.

(iv) Loss on transfer of Vebofoam

A €5.1 million loss was recognised under Irish GAAP on transfer of the Group's wholly-owned subsidiary Vebofoam to Gefinex Jackon, a joint venture in which CRH acquired a 49% stake as part of the deal in May 2001 to acquire Gefinex in Germany (see Note 13(i) on page 64). This loss was arrived at after taking into account goodwill of €5.8 million previously written-off against Group equity reserves. Under US GAAP, this loss was further adjusted by the cumulative amount amortised to income in respect of Vebofoam goodwill.

(v) Property revaluations
Under Irish GAAP, properties may be restated on the basis of appraised values in financial statements prepared in all other respects in accordance with the historical cost convention. Such restatements are not permitted under US GAAP and accordingly adjustments to net income and shareholders' equity are required to eliminate the effect of such restatements.

(vi) Capital grants deferred
Under Irish GAAP, capital grants received in respect of the purchase of tangible fixed assets are treated as a deferred credit, a portion of which is released to the income statement annually over the useful economic life of the asset to which it relates. Under US GAAP, this deferred credit would be netted against the gross cost of the relevant tangible fixed asset and the depreciation expense would be reduced accordingly. However, the differing presentation of capital grants under Irish and US GAAP does not give rise to any difference with respect to net income and shareholders' equity.

(vii) Impairment of fixed assets
Under Irish GAAP, impairment is assessed by comparing the carrying value of an asset with its recoverable amount (being the higher of net realisable value and value in use). Net realisable value is defined as the amount at which an asset could be disposed of net of any direct selling costs. Value in use is defined as the present value of the future cash flows obtainable through continued use of an asset including those anticipated to be realised on its eventual disposal. Under US GAAP, an asset is deemed to be impaired if the sum of the expected future cash flows (undiscounted and before interest charges) is less than the carrying value. If the latter criterion is satisfied, the quantum of impairment is determined by comparing the carrying value of the asset against its fair value. These financial statements do not reflect any asset impairments under either Irish or US GAAP in the years ended 31st December, 2001 and 31st December, 2000.

(viii) Pensions
Under Irish GAAP (as set out in SSAP 24 – see note 31 to the financial statements), pension costs in respect of the Group's defined benefit plans are assessed in accordance with the advice of independent actuaries, using assumptions and methods which, taken as a whole, produce the actuaries' best estimates of the cost of providing the pension benefits promised. US GAAP specifically require the use of the projected unit credit method for costing purposes, and the assumptions used must be based on current market rates.

(ix) Debt issue expenses
Under Irish GAAP, costs relating to the issue of debt securities are written-off in the income statement in the period in which costs are incurred. US GAAP require such expenses to be amortised to income over the life of the debt.

(x) Dividends
Under Irish GAAP, dividends declared after the end of an accounting period in respect of that accounting period are deducted in arriving at the retained earnings at the end of that period. Under US GAAP, dividends are charged in the period in which the dividends are declared.

(xi) Deferred taxation
The adjustments to net income under US GAAP referred to above give rise to movements in deferred taxation which are shown separately in the reconciliation on page 88. While Irish GAAP, and the Group's accounting policy for deferred taxation, allow for deferred taxation to be provided on material temporary differences to the extent that the taxation is expected to become payable/recoverable, in practice the Group expects all temporary differences to become payable/recoverable and has therefore fully provided in its Irish GAAP financial statements for deferred taxation on all such differences as required by SFAS 109.

(xii) Other investments
Under Irish GAAP, investments listed on a recognised stock exchange are shown at cost. US GAAP require that these investments be measured at fair value in the financial statements with the adjustment recognised in other comprehensive income where the securities are considered to be available for sale.

(xiii) Rights Issue
In accordance with US GAAP, an amount of approximately €874 million, equal to the fair market value of the bonus element of the Rights shares issued, is charged to accumulated income and credited to additional paid-in capital. This difference in presentation between Irish and US GAAP has no net impact on total shareholders' equity.

(xiv) Consolidated statement of cash flows
The consolidated statement of cash flows prepared under Irish GAAP (see page 52) presents substantially the same information as that required under US GAAP by SFAS 95 "Statement of Cash Flows". Irish and US GAAP differ, however, with regard to the classification of items within the statement and as regards the definition of cash. Under US GAAP, cash and cash equivalents include short-term investments with a maturity of three months or less at the date of acquisition. Under Irish GAAP, movements in short-term investments are classified as management of liquid resources, which includes bank overdrafts. Under Irish GAAP, cash flows are presented separately for nine categories, comprising: operating activities; dividends received from joint ventures; returns on investments and servicing of finance; taxation; capital expenditure; acquisition and disposal of subsidiary undertakings and joint ventures; equity dividends paid; management of liquid resources; and financing. US GAAP, however, require only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under Irish GAAP would, with the exception of preference dividends paid, be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP.

	2001 €m	2000 €m
Effect on net income:		
Net income (profit attributable to ordinary shareholders) as reported in the Group profit and loss account	**582.0**	498.3
US GAAP adjustments:		
Cumulative adjustment on adoption of SFAS 133 (i)	**(16.9)**	–
Loss on derivative instruments (i)	**(8.2)**	–
Stock-based employee compensation (ii)	**(19.6)**	(6.2)
Goodwill amortisation (iii)	**(8.3)**	(12.3)
Adjustments to profit on disposal - primarily Vebofoam (iv)	**0.8**	–
Adjustments due to elimination of revaluation surplus (v)		
– depreciation	**0.4**	0.4
– profit on disposal	**0.8**	–
Pensions (viii)	**22.1**	26.4
Amortisation of debt issue expenses (ix)	**0.1**	0.9
Deferred taxation (xi)	**(2.5)**	(3.8)
Net income attributable to ordinary shareholders under US GAAP	**550.7**	503.7
Arising from:		
Net income from continuing operations	**567.6**	503.7
Cumulative adjustment on adoption of SFAS 133 (i)	**(16.9)**	–
Net income attributable to ordinary shareholders under US GAAP	**550.7**	503.7
		Restated*
Net income per share		
Basic net income arising from continuing operations per Ordinary Share/ ADS under US GAAP	**112.46c**	115.02c
Cumulative adjustment on adoption of SFAS 133 (i)	**(3.35c)**	–
Basic net income per Ordinary Share/ADS under US GAAP	**109.11c**	115.02c

* 2000 net income per share has been restated for the bonus element of the 1 for 4 Rights Issue in March 2001.

	2001 €m	2000 €m
Cumulative effect on shareholders' equity:		
Shareholders' equity as reported in the Group balance sheet	**4,735.4**	3,075.1
US GAAP adjustments:		
Hedging instruments - fair value adjustments (i)	**(11.7)**	–
Goodwill (iii)	**348.9**	355.8
Elimination of revaluation surplus (v)	**(29.7)**	(30.8)
Pensions (viii)	**144.3**	121.9
Debt issue expenses prepaid (ix)	**3.2**	2.9
Proposed dividends (x)	**84.7**	66.7
Deferred taxation - due to temporary differences (xi)	**(37.0)**	(31.5)
Other investments (xii)	**7.0**	5.8
Shareholders' equity under US GAAP	**5,245.1**	3,565.9

Comprehensive income under US GAAP is as follows:	2001 €m	2000 €m
Net income attributable to ordinary shareholders under US GAAP	**550.7**	503.7
Other comprehensive income:		
– cumulative adjustment on adoption of SFAS 133 (i)	**24.8**	–
– derivative instruments - fair value adjustments	**(11.4)**	–
– currency translation adjustment	**88.7**	107.0
– unrealised gain/(loss) on investment	**0.8**	(0.4)
	102.9	106.6
Comprehensive income	**653.6**	610.3

Accumulated other comprehensive income as at 31st December

	2001 €m	2000 €m
Accumulated foreign currency translation	**393.5**	304.8
Cumulative fair value adjustment on derivatives	**13.4**	–
Valuation of available for sale securities	**4.4**	3.6
	411.3	308.4

GROUP FINANCIAL SUMMARY

		1991 €m	1992 €m	1993 €m	1994 €m	1995 €m
Turnover, including share of joint ventures		1,608.5	1,576.4	1,904.8	2,193.3	2,520.0
Less: share of joint ventures		124.8	132.7	110.5	128.5	92.9
		1,483.7	1,443.7	1,794.3	2,064.8	2,427.1
Group trading profit	(a)	108.4	90.9	118.5	156.3	216.5
Share of joint ventures' operating profit		7.2	9.7	7.2	16.9	8.1
Exceptional items		–	–	–	–	–
Trading profit, including share of joint ventures		115.6	100.6	125.7	173.2	224.6
Interest payable (net)						
-Group		(28.9)	(23.7)	(28.1)	(23.4)	(19.1)
-share of joint ventures		(6.3)	(3.7)	(2.3)	(1.6)	(1.6)
Profit on ordinary activities before taxation		80.4	73.2	95.3	148.2	203.9
Taxation on profit on ordinary activities		(14.7)	(13.2)	(17.6)	(27.7)	(41.8)
Taxation on exceptional items		–	–	–	–	–
Profit on ordinary activities after taxation		65.7	60.0	77.7	120.5	162.1
Employment of capital						
Fixed assets						
-Intangible asset - goodwill		–	–	–	–	–
-Tangible assets		539.6	570.2	718.0	806.5	895.2
-Financial assets		57.8	66.8	57.3	73.0	118.2
Net current assets	(b)	120.2	111.8	106.2	114.4	132.9
Other liabilities	(c)	–	–	–	–	(13.0)
		717.6	748.8	881.5	993.9	1,133.3
Financed as follows						
Equity shareholders' funds		472.6	468.9	733.9	756.4	868.2
Non-equity share capital		1.2	1.2	1.2	1.2	1.2
Minority shareholders' equity interest		3.6	3.1	4.4	13.0	11.7
Capital grants		15.5	14.2	13.4	12.7	12.1
Deferred and future taxation		29.6	33.8	44.0	43.7	48.9
Debt/(cash)	(d)	34.6	54.2	(108.6)	(30.4)	189.3
Convertible capital bonds	(e)	160.5	173.4	193.2	197.3	1.9
		717.6	748.8	881.5	993.9	1,133.3
Purchase of tangible assets		36.4	43.5	61.2	65.6	109.2
Acquisitions and investments		43.7	85.2	98.5	202.7	164.3
Total capital expenditure		80.1	128.7	159.7	268.3	273.5
Depreciation and goodwill amortisation		52.5	49.1	61.1	71.0	81.1
Earnings per share (cent)	(f)	19.84	18.05	22.34	30.72	41.14
Dividend per share (cent)	(f)	7.23	7.56	8.36	9.36	10.52
Cash earnings per share (cent)	(f)(g)	35.92	32.98	40.09	49.11	61.97
Dividend cover (times)	(g)	2.73	2.38	2.50	3.27	3.87

1996 €m	1997 €m	1998 €m	1999 €m	2000 €m	**2001 €m**
3,354.1	4,234.3	5,210.9	6,733.8	8,869.8	**10,443.5**
152.0	154.7	176.6	134.4	168.0	**236.7**
3,202.1	4,079.6	5,034.3	6,599.4	8,701.8	**10,206.8**
272.7	343.5	436.4	651.6	871.1	**950.7**
10.8	14.2	15.4	11.8	16.5	**25.5**
–	–	–	64.2	–	**–**
283.5	357.7	451.8	727.6	887.6	**976.2**
(24.3)	(32.1)	(37.5)	(91.8)	(190.0)	**(169.7)**
(3.3)	(4.1)	(5.4)	(0.9)	(0.9)	**(3.6)**
255.9	321.5	408.9	634.9	696.7	**802.9**
(58.3)	(75.7)	(99.9)	(152.0)	(193.7)	**(217.0)**
–	–	–	(25.7)	–	**–**
197.6	245.8	309.0	457.2	503.0	**585.9**
–	–	138.2	629.2	954.6	**1,153.5**
1,235.5	1,518.8	2,287.6	3,225.8	4,550.9	**5,150.5**
127.3	131.5	52.6	66.6	104.0	**315.8**
255.3	313.4	512.5	607.9	915.1	**1,039.8**
(25.0)	(60.8)	(286.3)	(430.3)	(469.8)	**(479.3)**
1,593.1	1,902.9	2,704.6	4,099.2	6,054.8	**7,180.3**
1,055.8	1,308.4	1,552.8	2,200.5	3,073.9	**4,734.2**
1.2	1.2	1.2	1.2	1.2	**1.2**
12.5	13.7	285.3	37.0	35.7	**135.1**
11.1	10.4	19.9	18.8	17.3	**15.7**
70.3	104.0	115.9	172.4	306.9	**400.4**
442.2	465.2	729.5	1,669.3	2,619.8	**1,893.7**
–	–	–		–	**–**
1,593.1	1,902.9	2,704.6	4,099.2	6,054.8	**7,180.3**
150.0	147.3	232.1	360.1	429.5	**452.3**
532.2	240.5	603.8	1,420.7	1,605.1	**1,080.1**
682.2	387.8	835.9	1,780.8	2,034.6	**1,532.4**
103.6	129.1	165.9	275.0	395.0	**495.3**
48.65	58.11	72.08	97.02	113.79	**115.32**
11.80	13.54	15.61	18.22	20.77	**23.00**
74.43	88.94	111.21	161.23	204.00	**213.45**
4.02	4.27	4.59	5.29	5.34	**4.85**

(a) Group operating profit plus profit on disposal of fixed assets.

(b) Excluding bank advances and cash, short-term deposits and liquid resources which are included under debt.

(c) Includes deferred acquisition consideration due after one year and provisions for liabilities and charges excluding deferred taxation.

(d) Debt/(cash) = loans + bank advances - cash, short-term deposits and liquid resources.

(e) Including supplemental interest.

(f) Per share amounts for 1991 to 2000 have been restated for the bonus element of the March 2001 1 for 4 Rights Issue.

(g) Excluding exceptional items in 1999.

The Annual General Meeting of CRH plc will be held at Jurys Hotel, Ballsbridge, Dublin at 3 p.m. on Wednesday, 8th May, 2002 for the following purposes:

1. To consider the Company's financial statements and the Reports of the Directors and Auditors for the year ended 31st December, 2001.

2. To declare a dividend on the Ordinary and, in the event of Resolution 6 below not being passed, the Income Shares.

3. To re-elect the following Directors:

Mr. B.G. Hill
Mr. K. McGowan
Mr. A. O'Brien
Mr. W.P. Roef
in accordance with Article 103
Mr. T.W. Hill
Mr. J.L. Wittstock
in accordance with Article 109.

4. To authorise the Directors to fix the remuneration of the Auditors.

5. To consider and, if thought fit, to pass as a Special Resolution:

That in accordance with the powers, provisions and limitations of Article 11(e) of the Company's Articles of Association, the Directors be and they are hereby empowered to allot equity securities for cash and in respect of sub-paragraph (iii) thereof up to an aggregate nominal value of €8,864,000.

Special Business

6. To consider and, if thought fit, to pass as a Special Resolution:

That the Articles of Association be amended as follows:-

(a) by inserting in Article 2 following the definition of "The Directors" a new definition as follows:-

" "Electronic Communication" means information communicated or intended to be communicated to a person, other than its originator, that is generated, communicated, processed, sent, received, recorded, stored or displayed by electronic means or in electronic form but does not include information communicated in the form of speech unless the speech is processed at its destination by an automatic voice recognition system. Any references in this definition, Article 2 or Article 127 to "addressee", "electronic", "information", "originator" or "person" shall have the same meaning as in Section 2 of the Electronic Commerce Act, 2000, or as that Section may be amended by subsequent legislation."

(b) by deleting the third last paragraph of Article 2 commencing with the words "Expressions referred to in writing" and inserting in its place the following:

"Expressions referred to in writing shall be construed as including references to printing, lithography, photography, electronic and other modes of representing or of reproducing words in visible form and cognate words shall be similarly construed."

(c) by inserting after Article 126 a new Article to be known as Article 127 and the accompanying heading as follows:-

"USE OF ELECTRONIC COMMUNICATION

127. Notwithstanding anything to the contrary contained in these Articles, whenever any person (including without limitation the Company, a Director, the Secretary, a member or any officer or person) is required or permitted by these Articles to give information in writing, such information may be given by electronic means or in electronic form, whether as electronic communication or otherwise, but only if the use of such electronic or other communication conforms with all relevant legislation."

(d) by inserting after paragraph (b)(iv) of Article 132 a new paragraph to be known as Article 132(b)(v) as follows:-

"(v) An election made pursuant to paragraph (b)(i) of this Article shall be deemed to be withdrawn with effect from 8th May, 2002."

(e) by substituting "three" for "five" in the third last line of paragraph (b)(ii) of Article 134.

(f) by the re-numbering of Articles as a consequence of the addition of these Articles and paragraphs and by the consequential re-numbering of references in Articles and in the Index to other Articles.

For the Board, A. Malone, Secretary,
42 Fitzwilliam Square, Dublin 2.
3rd April, 2002

Notes

(1) The final dividend, if approved, will be paid on the Ordinary and, in the event of Resolution 6 above not being passed, the Income Shares on 13th May, 2002.

(2) Any member entitled to attend and vote at this Meeting may appoint a proxy who need not be a member of the Company.

(3) Pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, the Company hereby specifies that only those shareholders registered in the Register of Members of the Company as at 6 p.m. on Monday, 6th May, 2002 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.

(4) The holders of preference shares, although entitled to receive copies of the reports and financial statements, are not entitled to attend and vote at this Meeting in respect of their holdings of such shares.

INDEX

This report is printed
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CRH plc

Belgard Castle
Clondalkin
Dublin 22
Ireland

Telephone
+353.1.404 1000
Fax
+353.1.404 1007
E-MAIL
mail@crh.com
WEBSITE
www.crh.com

REGISTERED OFFICE
42 Fitzwilliam Square
Dublin 2
Ireland

Telephone
+353.1.634 4340
Fax
+353.1.676 5013
E-MAIL
crh42@crh.com

